03031038

ANNUAL REPORT 2002

INTELLIGROUP
Creating The Intelligent Enterprise℠

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002
Commission file number 0-20943

INTELLIGROUP, INC.
(Exact Name of Registrant as Specified In Its Charter)

New Jersey	11-2880025
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

499 Thornall Street, Edison, New Jersey 08837
(Address of Principal Executive Offices) (Zip Code)

(732) 590-1600
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $.01 par value
(Title of Class)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes: X   No: ____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2).

Yes: ____   No: X

The aggregate market value of the voting stock held by non-affiliates of the registrant at June 28, 2002 (the last business day of the most recent second quarter) was $17,622,325 (based on the closing price as quoted on the Nasdaq National Market on that date).

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of March 25, 2003:

Class	Number of Shares
Common Stock, $.01 par value	16,630,125

TABLE OF CONTENTS

PART I

Item 1. Business.

General

Overview

Intelligroup, Inc. ("Intelligroup" or the "Company") is an information technology services strategic outsourcing partner to the world's largest companies. Intelligroup develops, implements and supports information technology solutions for global corporations and public sector organizations. The Company's onsite/offshore delivery model has enabled hundreds of customers to accelerate results and significantly reduce costs. With extensive expertise in industry-specific enterprise solutions, Intelligroup has earned a reputation for consistently exceeding client expectations.

Company History

The Company was incorporated in New Jersey in October 1987 under the name Intellicorp, Inc. to provide systems integration and custom software development services. The Company's name was changed to Intelligroup, Inc. in July 1992. In March 1994, the Company acquired Oxford Systems Inc. ("Oxford"). On December 31, 1996, Oxford was merged into the Company and ceased to exist as an independent entity. In October 1996, the Company consummated its initial public offering of its Common Stock. The Company's executive offices are located at 499 Thornall Street, Edison, New Jersey 08837 and its telephone number is (732) 590-1600.

In 1994, the Company began to diversify its customer base by expanding the scope of its systems integration and custom development services to include Enterprise Resource Planning ("ERP") software. ERP software products are pre-packaged solutions for a wide-range of business areas, including financial information, manufacturing and human resources. For prospective customers, ERP products are an alternative to the custom design and development of their own applications. Although ERP products are pre-packaged solutions, there is a significant amount of technical work involved in implementing them and tailoring their use for a particular customer's needs.

Throughout the mid-to-late 1990s, the Company grew significantly by capitalizing on the business opportunity to provide implementation and customization services work to the expanding ERP market. The Company first began to provide these technical services to customers implementing SAP software before expanding its service offerings to include ERP products developed by Oracle in 1995 and PeopleSoft in 1997.

In late 1999, the Company made the strategic decision to leverage its traditional application integration and consulting experience and re-position Intelligroup for future growth by focusing on the emerging Application Service Provider ("ASP") market. At the same time, the Company made the strategic decision to spin-off its Internet services business to its shareholders. Accordingly, on January 1, 2000, the Company transferred its Internet applications services and management consulting businesses to SeraNova, Inc. ("SeraNova"), a wholly-owned subsidiary of the Company on such date.

On July 5, 2000, the Company distributed all of the outstanding shares of the common stock of SeraNova then held by the Company to holders of record of the Company's common stock as of the close of business on May 12, 2000 (or to their subsequent transferees) in accordance with the terms of a Distribution Agreement dated as of January 1, 2000 between the Company and SeraNova. Accordingly, the assets, liabilities and results of operations of SeraNova have been reported as discontinued operations for all periods presented.

During the second half of 2000, finding that the market for ASP services had not developed and grown as projected by market analysts, the Company significantly reduced its investment in the ASP business model. Expenditures for marketing and direct selling initiatives were significantly decreased, as were the infrastructure and personnel that supported the Company's ASP services. The Company renewed it focus and efforts on pursuing shorter-term success opportunities of implementing and enhancing application solutions based on SAP, Oracle and PeopleSoft products.

At the same time, the Company redirected some of its ASP infrastructure and personnel towards the management and support of customers' enterprise, e-commerce and m-commerce applications ("Application Management Services"). Additionally, the Company introduced certain SAP-based proprietary tools that are designed to reduce the time and cost of upgrading and maintaining SAP systems ("Power Up Services(SM)"). In 2001, the Company developed pre-configured SAP solutions for the pharmaceutical industry ("Pharma Express(SM)") and the engineering and construction industry ("Contractor Express(SM)"). Pharma Express, a solution designed for small-to-medium sized life sciences companies, improves manufacturing efficiencies and helps control the total cost of production. Contractor Express assists companies in improving operational efficiency and controlling manufacturing project schedules.

The following is a description of, including, among other things, our services, markets and competitors. Financial information regarding our geographic areas and results of operations appears in the footnote entitled Segment Data and Geographic Information in the Notes to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data.

Intelligroup Services

Intelligroup's strategic outsourcing services address the implementation, upgrade, application management and development needs of information technology executives. Its proven methodologies and innovative tools allow customers to reduce costs by accelerating implementations, upgrades and development.

Companies around the world turn to Intelligroup for high-quality software development and support delivered at lower costs. Intelligroup created the industry's first offshore lab dedicated to SAP development in 1995. Since then, Intelligroup's India-based offshore services—coupled with its U.S., U.K. and Singapore centers—have helped hundreds of clients develop, implement, maintain, support and integrate ERP, e-commerce and m-commerce applications. Its onsite/offshore model has been refined into a series of repeatable, quality-embedded processes that continually enable it to:

- Significantly reduce clients' development time and costs;
- Deliver superior-quality developments and enhancements on schedule;
- Ensure reliable service levels;
- Accommodate requirement changes and manage risks;
- Provide 24x7 seamless access to scalable, dedicated and skilled professionals; and
- Meet the peaks and valleys of resource requirements.

Customers partner with Intelligroup in order to co-develop a product; implement, extend and support existing applications; or create a dedicated offshore center for their own development efforts.

Historically, the Company's services have ranged from providing customers with a single consultant to multi-personnel full-scale projects. The Company provides these services to its customers primarily on a time and materials basis and pursuant to agreements, which are terminable upon relatively short notice. During 2000, the Company began to focus on providing management and support services for their customers' applications. The contractual arrangements in these situations are typically fixed term, fixed price and multi-year, as is common in the outsourcing market. The Company's focus on management and support services is also intended to encourage ongoing and recurring service relationships, rather than one-time implementation engagements.

Professional Consulting Services

The Company's professional consulting services ("PCS") utilize technical and functional consultants to leverage the Company's expertise in ERP architecture and systems integration, and to efficiently assimilate and customize these applications with new e-commerce and m-commerce applications and extensions. The Company believes that its expertise in a wide variety of technologies, coupled with its ability to provide comprehensive business process solutions and timely and cost-effective implementation of new business systems, enables its customers to achieve substantial improvements in efficiency and effectiveness in their businesses, and fosters long-term customer relationships.

Intelligroup has cultivated strong working relationships with SAP, Oracle and PeopleSoft. These companies have a vested interest in encouraging third party professional consulting service companies, such as Intelligroup, to provide implementation and customization services to customers. These software vendors have established formal programs, which are designed to recruit and authorize third party service companies as service partners. Companies wishing to become authorized partners must meet performance criteria established by the respective ERP vendor. They are then allowed to use the vendor's partner designation and associated logo to promote their own services. The ERP product vendors also promote these authorized partners to customers and prospective customers of their ERP products. The Company believes that such partner status with the ERP vendors has and will continue to result in direct referrals and enhanced industry recognition.

In 1995, the Company achieved the status of a "SAP National Implementation Partner." In 1997, the Company enhanced its partnership status with SAP, by first achieving "National Logo Partner" status and then "AcceleratedSAP Partner" status. In July 1997, the Company was awarded "PeopleSoft Implementation Partnership" status. In June 1998, the Company expanded its Oracle applications implementation services practice and added upgrade services to meet market demand of mid to large size companies that were implementing or upgrading Oracle applications. In 2000, the Company achieved "SAP Services Partner" status and "SAP Hosting Partner" for the pharmaceuticals industry vertical status. In 2001, the Company's pharmaceutical template for the small and medium-size businesses market (covering cGMP processes and validation standards) was certified by SAP America.

As a result of the Company's experience in implementing ERP software, the Company has developed a proprietary methodology and associated toolset for implementing enterprise business software applications. The toolset also contains a project management and tracking tool, which the Company utilizes to monitor implementation projects undertaken for customers. The Company believes that its methodology and toolset may enable its customers to realize significant savings in time and resources. Furthermore, the Company believes that use of the methodology and toolset also shortens the turn-around time for program development, as it streamlines the information flow between the Company's offices and customer sites.

Additionally, the Company has introduced certain SAP-based proprietary tools, known as Power Up Services, that are designed to reduce the time and cost of upgrading and maintaining SAP systems. Through its Power Up Services, the Company helps to cost-effectively size and analyze SAP upgrade projects, and efficiently evaluate and test SAP Support Packages. The Company combines the assessment capabilities of its proprietary Uptimizer(SM) Tool Kit with the skills and expertise of its SAP-certified global implementation team to deliver high-quality, cost-effective upgrades to customized SAP environments. HotPac Analyzer(SM) enables customers to analyze and test the impact of a Support Package on its own SAP production environment before it is actually applied. In addition, HotPac Analyzer enables customers to validate the overall impact that a Support Package can have and isolate and identify the business transactions that require thorough testing.

In 2001, the Company developed Pharma Express and Contractor Express. Pharma Express is a ready-to-run, fully integrated pharmaceutical solution that enables pharmaceutical companies of all sizes to improve the efficiency of their manufacturing process to effectively control the cost-of-production and distribution while keeping the production environment cGMP-compliant. Pharma Express incorporates SAP Best Practices for the highly regulated pharmaceutical industry and seamlessly integrates order management, process manufacturing, quality management, inventory and distribution and financials. Contractor Express is a ready-to-run, fully integrated industry solution that enables engineering and construction companies of all sizes to improve their operational efficiency and to effectively control project schedules and manage the costs and resources associated with construction projects. Contractor Express incorporates SAP Best Practices for the engineering and construction industry and seamlessly integrates order management, procurement, project systems, plant maintenance, asset management, human resources, financials and project costing.

The Company's Advanced Development Center ("ADC"), located in Hyderabad, India, allows the Company to provide cost-effective, timely and high quality PCS services to customers throughout the world. The ADC delivers rapid, 24 by 7 development services, by utilizing its functional and technical consultants, in conjunction with on-site consultants at customer locations, to provide customers with savings in development and implementation costs and faster time to project completion. Intelligroup is able to deliver high value services at attractive prices due to: (i) the high level of expertise and experience of ADC consultant programmers; (ii) the rigorous application of the Company's proprietary software project methodologies, tools and project management disciplines; and (iii) the cost structures associated with the ADC's offshore location.

The Company provides PCS services directly to end-user organizations, or as a member of consulting teams assembled by other information technology-consulting firms. The cumulative number of PCS customers billed by the Company has grown substantially from 600 customers in 1999 to over 1000 customers in 2002. The Company's customers are primarily Fortune 1000 and other large and mid-sized companies in the United States and abroad. They have included Apple Vacations, Bristol-Myers Squibb, Coca Cola Enterprises, Colgate-Palmolive, Detroit Public Schools, Eastman Chemical Company, ExxonMobil Corporation, Putnam Investments, Siemens Medical Systems and Steelcase Inc. The Company has also participated in project teams led by information technology consulting firms such as Cap Gemini Ernst & Young and BearingPoint.

Application Management Services

Intelligroup's application management services ("AMS") provide the resources, processes and tools needed for quality-driven user, technical and operations support. Its experienced professionals use a well-defined set of assessment, transition and long-term processes to deliver customized, affordable and highly responsive support.

Companies around the world entrust Intelligroup to keep their complex ERP and eCommerce environments and infrastructures stable and optimized, and aligned with new business processes. Intelligroup delivers:

- Significant reduction in support costs;
- Predictable costs for easier budgeting;
- 24x7, on-demand access to skilled functional and technical professionals through its Global Support Center and Application Development Center in Hyderabad, India;
- Assured service levels and flexible, individualized support programs;
- Dedicated teams that are on-site, offshore or a combination, depending on client requirements; and
- Improved reliability, availability and performance of the infrastructure, databases, operations, applications and interfaces.

The Company's AMS services provide clients with management, support and maintenance of their enterprise, e-commerce and m-commerce applications. These services are provided using the Company's low cost, high quality onsite/offshore delivery model, which allows the Company to aggressively compete for long term fixed price/fixed time contracts.

Key to the Company's ability to deliver AMS services is its offshore Global Support Center ("GSC"), located in Hyderabad, India, which helps to provide responsive global support to customers through delivery teams that work around-the-clock. The GSC keeps customers' critical applications, systems and infrastructure stable, current and optimized through efficient and cost-effective user, technical and operations support. Intelligroup is able to deliver high value services at attractive prices due to: (i) the high level of expertise and experience of GSC support professionals; and (ii) the cost structures associated with the GSC's offshore location.

The Company provides its AMS services directly to end-user organizations. The cumulative number of AMS customers billed by the Company has grown substantially from three customers in 1999 to over 35 customers in 2002. The Company's customers are primarily Fortune 1000 and other large and mid-sized companies in the United States and abroad. They have included Dade Behring, GE Fanuc Automation North America, Joy Mining Machinery and Pearsons Technology Centre.

ASP Hosting Services

The Company services the ASP market with its ASP^{Plus} Solutions, which include implementation, management and hosting of enterprise, e-commerce and m-commerce solutions. ASP^{Plus} utilizes a mass customization approach, providing pre-configured vertical industry solutions of mission critical applications. Through ASP^{Plus}, the Company offers customized solutions to its client's specific enterprise, e-commerce and m-commerce needs.

To provide the global infrastructure on which to deliver and support solutions for customers worldwide, Intelligroup became a founding Platinum member of AT&T's Ecosystem for ASPs. As our strategic partner and infrastructure provider, AT&T provides the data center, hardware and operating systems, and requisite bandwidth and communications capabilities.

The Intelligroup Solution

Intelligroup improves its clients' business performance through the intelligent application of information technology. We deliver to our clients timely, cost-effective and innovative professional consulting services and application management and support solutions by combining our:

Offshore Development and Maintenance Model: The Company has the ability to develop, implement and maintain high-quality, low cost business solutions through its offshore ADC and GSC. In May 2000, the ADC was awarded Level 2 of the People Capability Maturity Model® by the Carnegie Mellon Software Engineering Institute ("CMM-SEI"). The achievement recognizes Intelligroup for its ability to attract, develop, motivate, organize and retain the talent needed to continuously improve its software development capability. Intelligroup was among the first in the IT industry to integrate CMM-SEI workforce improvement with software process improvement, for which we have achieved the Software CMM-SEI Level 5 certification for continuous improvement of our software engineering. In addition, we are ISO 9001-certified for software development, support and optimization.

The ADC and GSC are connected to the Company's operations centers in the United States, Asia/Pacific and Europe via high-speed satellite links. The ADC and GSC operate on a 24x7 basis, allowing next business day turn-around of work units to customers. The Centers' quality processes, skilled development and support teams, and low cost of operation allow the Company to aggressively compete for implementation and maintenance contracts. As the Company expands, the ADC and GSC are prepared to undertake projects in any of the three enterprise and e-commerce practices (SAP, PeopleSoft and Oracle), as well as certain other advanced technologies, including m-commerce.

Expertise in a Wide Range of Technologies, Industries and Disciplines: The Company's consultants have expertise with SAP, Oracle and PeopleSoft products and with a wide variety of leading computing technologies, including Internet, client/server architectures, object-oriented technologies, CASE, distributed database management systems, mainframe connectivity, LAN/WAN and telecommunications technologies. The Company believes that its personnel are effective because of their technical excellence, their industry experience and their strong grounding in the disciplines of project implementation and management.

Customer-Driven Approach: The Company's project managers and consultants maintain on-going communication and close interaction with customers to ensure that they are involved in all facets of a project and that the solutions designed and implemented by the Company meet the customer's needs. The Company's goal is to provide training to its customers during a project to achieve high levels of self-sufficiency among its customers' end users and internal information technology personnel. The Company believes that its ability to deliver the requisite knowledge base to its customers is critical to fostering long-term relationships with, and generating referrals from, existing customers.

Proprietary Methodologies: The Company has developed a proprietary implementation methodology, as well as a software-based implementation toolset, which are designed to minimize the time required to develop and implement SAP, Oracle and PeopleSoft solutions for its customers.

Proprietary Toolsets: The Company has developed proprietary SAP toolsets that reduce the cost and time of keeping an SAP environment stable and current. The Company's Power Up Services are designed to size and analyze an upgrade project and evaluate and test SAP Support Packages.

Trademarks and Service Marks

"Intelligroup," the Intelligroup logo and "Creating the Intelligent Enterprise" are all trademarks of the Company.

"Power Up Services", "Uptimizer", "HotPac Analyzer", "Pharma Express", "Contractor Express", "4Sight", "4Sight Plus", "EZ Path", "Implementation Assistant", "myADVISOR" and "ASP*Plus*" are service marks of the Company.

"Empower Solutions" is a service mark of Empower Solutions, a subsidiary of the Company.

All other trade names, trademarks or service marks referenced herein are the property of their respective owners and are not the property of the Company.

Safe Harbor Statements

This Form 10-K contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements regarding the Company's intention to shift more of its focus towards the management and support of customers' enterprise, e-commerce and m-commerce applications. Such forward-looking statements include risks and uncertainties, including, but not limited to:

- the continued uncertainty associated with the slowdown in economies worldwide, including its impact on IT spending habits by customers;

- the continued uncertainty of the outsourcing market and revenues derived from anticipated application management and support business;

- the failure to maintain the minimum bid price of $1.00 per share for a period of 30 consecutive business days or other criteria as required for continued listing by the Nasdaq National Market;

- the substantial variability of the Company's quarterly operating results caused by a variety of factors, many of which are not within the Company's control, including (a) patterns of software and hardware capital spending by customers, (b) information technology outsourcing trends, (c) the timing, size and stage of projects, (d) timing and impact of acquisitions, (e) new service introductions by the Company or its competitors and the timing of new product introductions by the Company's ERP partners, (f) levels of market acceptance for the Company's services, (g) general economic conditions, (h) the hiring of additional staff and (i) fixed price contracts;

- changes in the Company's billing and employee utilization rates;

- the Company's ability to manage its business effectively, which will require the Company (a) to continue developing and improving its operational, financial and other internal systems, as well as its business development capabilities, (b) to attract, train, retain, motivate and manage its employees, (c) to continue to maintain high rates of employee utilization at profitable billing rates, (d) to successfully integrate the personnel and businesses acquired by the Company, and (e) to maintain project quality, particularly if the size and scope of the Company's projects increase;

- the Company's limited operating history within the outsourcing line of business;

- the Company's reliance on continued relationships with SAP America, Oracle and PeopleSoft, and the Company's present partnership status;

- the Company's substantial reliance on key customers and large projects;

- the highly competitive nature of the markets for the Company's services;

- the Company's ability to successfully address the continuing changes in information technology, evolving industry standards and changing customer objectives and preferences;

- the Company's reliance on the continued services of its key executive officers and leading technical personnel;

- the Company's ability to attract and retain a sufficient number of highly skilled employees in the future;

- the Company's ability to protect its intellectual property rights;

- uncertainties resulting from pending litigation matters and from potential administrative and regulatory immigration and tax law matters and from the outstanding liability of SeraNova to the Company under the promissory note dated May 31, 2000, as amended; and

- in addition, in March 2001, SeraNova and Silverline Technologies Limited ("Silverline") consummated the acquisition of SeraNova by Silverline. SeraNova's management has represented that such acquisition was not contemplated at the time of the spin-off of SeraNova by the Company, and accordingly should not impact the tax-free nature of the spin-off. Should the spin-off be ultimately construed to be taxable, there is a risk that if SeraNova and/or Silverline are unable or unwilling to pay the resultant tax liability pursuant to SeraNova's indemnification obligations under its Tax Sharing Agreement with the Company, the Company would bear the liability to pay such resultant tax liability.

As a result of these factors and others, the Company's actual results may differ materially from the results disclosed in such forward-looking statements.

Industry Background

Organizations face a rapidly changing business environment, including intense global competition, accelerating technological change, and the need to embrace emerging technology strategies. Such businesses continually seek to improve the quality of products and services, lower costs, reduce cycle times, optimize their supply chain and increase value to customers. As a result, many businesses implement and utilize advanced information solutions, which enable them to optimize their business processes in such areas as product development, manufacturing, sales, distribution and financials.

Historically, many businesses have adopted information systems strategies using packaged software applications. Client/server systems widely replaced mainframe and legacy systems with the promise of more functional, flexible and cost effective applications, which are critical to the competitive needs of businesses.

As part of their client/server strategies, organizations often acquire, or consider acquisition of, packaged enterprise-wide business software applications offered by leading ERP vendors, such as SAP, Oracle and PeopleSoft. These applications are then implemented and maintained to meet their particular business needs. Alternatively, the organizations may develop, or commission the development of, customized software applications to meet their needs. In both cases, customers have a set of core operations applications, which they use to support their central business processes. These customers must balance demands from their user departments for new, innovative business applications against the absolute requirement to maintain, manage and optimize the core operations applications. These competing demands reflect areas of potential business opportunity for the Company.

The majority of customers who implement ERP solutions are Fortune 2000 companies. The Company believes that opportunities for new ERP implementations will continue predominantly in subsidiaries and operating units and toward mid-market clients. Many mid-size companies have the need for core financial and other operations systems that can be addressed by ERP products. The Company believes that opportunity exists for both professional consulting services and application management services to mid-market clients. This segment is very cost conscious and requires a highly efficient services delivery model, which the Company believes it can provide through a combination of innovative tools and templates to speed delivery and use of its offshore services.

The task of developing and implementing enterprise-wide, mission-critical, information solutions is complex. It presents significant challenges for most customer organizations and can be a time consuming and costly undertaking, which typically requires significant allocation of organizational resources. Information technology managers must integrate and manage information systems environments consisting of multiple computing platforms, operating systems, databases and networking protocols, as well as multiple packaged and custom developed applications.

To support their information technology needs, many businesses increasingly engage experienced outside specialists for assistance across the full life cycle of their solutions. Because of the heightened business pressures they face, these customers are demanding innovative solutions, in shorter timeframes, with lower life cycle cost of ownership, at higher levels of quality and service, all with lower risk to themselves and their businesses.

Companies must also continually keep pace with a broad and often confusing array of new technological developments, which can render internal information technology skills obsolete. Professionals with the requisite technology skills often are in short supply and many organizations are reluctant to expand their internal information systems department for particular projects. At the same time, external economic factors encourage organizations to focus on their core competencies and trim work forces in the information technology management area. Accordingly, organizations often lack sufficient, and/or appropriate, technical resources necessary to design, develop, implement and manage the information technology solutions needed to support their business needs. Because of this, the Company believes that there is significant potential business opportunity for implementing ERP version-to-version upgrades as well as application management and support services.

With such an established installed base of ERP applications, a January 8, 2003 Gartner report entitled, "2003 ERP Predictions Point to the Year of the Version Upgrade" states, "Most enterprise resource planning (ERP) customers are near the end of the supported life cycle of their software. To remain on a supported version after 2005, or to hope to achieve ERP II, those enterprises must act in 2003." With its proven tools to accelerate upgrades, the Company believes it is well positioned to capitalize on this market opportunity.

Another area of opportunity for the company is strategic offshore outsourcing. With its history as a pioneer in providing offshore management and support of mission critical applications, the Company can offer clients a flexible, low cost option for managing ERP applications. In recent economic times, this has been an area of growth within the IT sector. According to the January 14, 2003 Gartner report entitled, "Applications Services Become Hottest Growth Areas in IT Outsourcing," "Growth expectations are greatest among outsourcers for offshore applications services, followed by near shore and application management in general."

Sales and Marketing

The Company historically has generated new sales leads from (i) referrals from existing customers, (ii) introductions to potential customers by the Company's alliance partners, which often need to recommend qualified systems integrators to implement or enhance their software products, and (iii) internal sales efforts. In addition, the Company has been introduced to customers by certain of its competitors, such as the consulting practices of the former "Big Five" accounting firms, which at times use the Company's expertise and ability to deliver qualified personnel for complex projects.

The Company has dedicated an increased level of resources to sales and marketing efforts. The Company will continue to market to potential customers with demonstrated needs for the Company's expertise in ERP solutions. The Company intends to establish a brand presence to further differentiate itself in the marketplace. The Company also intends to leverage public relations to raise visibility for its brand and increase outbound email marketing campaigns to remain at top of mind and expand its footprint in its customer base. The Company will continue to implement focused sales management programs, to leverage its relationships with existing customers, as well as those with ERP and other product vendors.

Among its sales and marketing efforts, the Company's has exhibited and presented the Company's expertise at trade events associated with the primary ERP offerings. These include events such as SAPPHIRE, the annual SAP conference for SAP service providers and end-users, the Americas SAP User Group, the Oracle Americas User Group and the PeopleSoft Users Group and industry analyst shows like Gartner IT Expo. The Company intends to continue participation in such industry-recognized programs and trade shows.

Most importantly, however, the Company believes that satisfying customer expectations within budgets and time schedules is critical to gaining repeat business and obtaining new business from referrals. The Company believes that it has consistently met customer expectations with respect to budgets and time schedules.

The Company's services require a substantial financial commitment by customers and, therefore, typically involve a long sales cycle. Once a lead is generated, the Company endeavors to quickly understand the potential customer's business needs and objectives in order to develop the appropriate solution and bid accordingly. The Company's project managers are involved throughout the sales cycle to ensure mutual understanding of customer goals, including time to completion, and technological requirements. Sales cycles for complex business solutions projects typically range from one to six months from the time the Company initially meets with a prospective customer until the customer decides whether to authorize commencement of an engagement.

As of December 31, 2002, the Company's sales and marketing group consisted of 41 employees in the United States, 9 employees in the Asia-Pacific region, 4 employees in Europe, and 10 employees in India. The Company markets and delivers its services to customers on an international basis through its network of offices. The Company's headquarters in New Jersey and its branch office in Atlanta, GA serve the United States market. In addition, the Company serves markets in Asia Pacific (Australia, Hong Kong, Indonesia, Japan, New Zealand and Singapore), Europe (Denmark, Sweden and the United Kingdom) and India.

Customers

The Company provides its services directly to many Fortune 2000 companies, as well as small to medium sized enterprises, or as a member of consulting teams assembled by other information technology consultants, such as the consulting practices of the former "Big Five" accounting firms. The cumulative number of customers billed by the Company has grown substantially from 600 customers in 1999 to over 1000 customers in 2002.

In 2000, 2001 and 2002, 36%, 42% and 34%, respectively, of the Company's revenue was generated by providing supplemental resources directly to the end-customer or as part of a consulting team assembled by another information technology consulting firm. The Company's ten largest customers accounted for, in the aggregate, approximately 34%, 33% and 40% of its revenue in 2000, 2001 and 2002, respectively. During 2000 and 2002, one customer accounted for 10% or more of total revenue. During 2001, no single customer accounted for more than 10% of total revenue.

During 2000 and 2002, one customer in the United States accounted for more than 10% of the total revenue generated in the United States. During 2001, no single customer in the United States accounted for more than 10% of total revenue generated in the United States.

During 2000, one customer in Asia-Pacific accounted for more than 10% of total revenue generated in the Asia-Pacific region. During 2001, two customers in Asia-Pacific each accounted for more than 10% of total revenue generated in the Asia-Pacific region. During 2002, no single customer in Asia-Pacific accounted for more than 10% of total revenue generated in the Asia-Pacific region.

During 2000, no single customer in Europe accounted for more than 10% of total revenue generated in the European region. During 2001, one customer in Europe accounted for more than 10% of total revenue generated in the European region. During 2002, two customers in Europe each accounted for more than 10% of total revenue generated in the European region.

During 2000, 2001 and 2002, no single unaffiliated customer in India accounted for more than 10% of total revenue generated in India. A majority of the total revenue generated in India is derived from providing offshore development and support services to customers sourced through the Company's affiliated entities.

Although the Company has contracts with many of its customers to provide its services, in general such contracts are terminable upon relatively short notice, typically not more than 30 days. When providing application management and support services for customers, the Company expects to compete for multi-year fixed term, fixed price contracts. There can be no assurance that the Company's customers will continue to enter into contracts with the Company or that existing contracts will not be terminated.

Many of the Company's engagements involve projects that are critical to the operations of its customers' businesses and provide benefits that may be difficult to quantify. The Company's failure or inability to meet a customer's expectations in the performance of its services could result in a material adverse change to the customer's operations giving rise to claims for damages against the Company or causing damage to the Company's reputation, adversely affecting its business, financial condition and results of operations. In addition, certain of the Company's agreements with its customers require the Company to indemnify the customer for damages arising from services provided to, or on behalf of, such customer. Under certain of the Company's customer contracts, the Company warrants that it will repair errors or defects in its deliverables without additional charge to the customer. The Company has not experienced, to date, any material claims against such warranties. The Company has purchased and maintains errors and omissions insurance to insure the Company for damages and expenses incurred in connection with alleged negligent acts, errors or omissions.

Competition

The markets for the Company's services are highly competitive. The Company believes that its principal competitors include the internal information systems groups of its prospective customers, as well as the following classes of companies (some of which are also customers or referral sources of the Company):

- *Consulting and software integration firms*: including, IBM Global Services, Electronic Data Systems, Computer Sciences Corporation, Cap Gemini Ernst & Young, and BearingPoint.

- *Software applications vendors*: including, SAP, Oracle and PeopleSoft.

- *Application management consulting firms*: including, Covansys, Wipro Technologies, Infosys Technologies Limited and Satyam Computer Services Ltd.

Many of the Company's competitors have longer operating histories, possess greater industry and name recognition and/or have significantly greater financial, technical and marketing resources than the Company. In addition, there are relatively low barriers to entry into the Company's markets and the Company has faced, and expects to continue to face, additional competition from new entrants into its markets.

The Company believes that the principal competitive factors in its markets include quality of service and deliverables, speed of development and implementation, price, project management capability and technical and business expertise. The Company believes that its ability to compete also depends in part on a number of competitive factors outside its control, including the ability of its competitors to hire, retain and motivate project managers and other senior technical staff, the development by others of services that are competitive with the Company's services and the extent of its competitors' responsiveness to customer needs.

The Company believes that it competes based on its expertise across the full life cycle of its clients' ERP solutions. This expertise includes management consulting skills, plus design and implementation skills in ERP products (primarily SAP, PeopleSoft and Oracle), application integration and application management and support related to those solutions. There can be no assurance that the Company will be able to continue to compete successfully with existing and new competitors.

Employees

As of December 31, 2002, the Company employed 1,342 full-time employees, of whom 1,112 were engaged as consultants or as software developers, 64 were engaged in sales and marketing, and 166 were engaged in delivery management, finance and administration. Of the total number of employees, 461 were based in the United States, 101 were based in the Asia-Pacific region, 49 were based in Europe and 731 were based in India. In addition, the Company engaged 184 independent contractors to perform information technology services as of December 31, 2002.

None of the Company's employees are covered by a collective bargaining agreement. Substantially all of the Company's employees have executed employment agreements containing non-competition, non-disclosure and non-solicitation clauses. In addition, the Company requires that all new employees execute such agreements as a condition of employment by the Company. The Company believes that it has been successful in attracting and retaining skilled and experienced personnel. There is increasing competition for experienced sales and marketing personnel and technical professionals. The Company's future success will depend in part on its ability to continue to attract, retain, train and motivate highly qualified personnel. The Company considers relations with its employees to be good.

Intellectual Property Rights

The Company's success is dependent, in part, upon its proprietary implementation methodology, development tools and other intellectual property rights. The Company relies upon a combination of trade secret, non-disclosure and other contractual arrangements, and copyright and trademark laws, to protect its proprietary rights. The Company generally enters into confidentiality agreements with its employees, consultants and customers, and limits access to and distribution of its proprietary information. The Company also requires that substantially all of its employees and consultants assign to the Company their rights in intellectual property developed while employed or engaged by the Company. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of its proprietary information or that the Company will be able to detect unauthorized use of and take appropriate steps to enforce its intellectual property rights.

Item 2. Properties.

As of December 31, 2002, the Company owns no real property and currently leases or subleases all of its office space. Within the United States, the Company leases office space in Edison, NJ for certain technical and support personnel, sales and marketing, administrative, finance and management personnel, and in Atlanta, GA for certain other sales and operations personnel. The Company also leases office space in Australia, Denmark, India, Japan, New Zealand, Singapore and the United Kingdom. The following table summarizes the Company's leased office space as of December 31, 2002:

Location	Area (in Sq. Feet)	Use	Lease Expiration
Edison, New Jersey	48,476 (A)	• Corporate Headquarters • Consulting Services – focus on SAP, PeopleSoft commercial, Oracle and E-Business markets in the US • Selling, General and Administrative functions in the US	9/9/2008
Atlanta, Georgia	4,051	• Consulting Services – focus on PeopleSoft public sector market in the US • Limited Selling, General and Administrative functions in the US	7/31/2005
North Sydney, Australia	2,660	• Consulting Services – focus on SAP market in Australia • Selling, General and Administrative functions in Australia	3/31/2004
Odense, Denmark	9,900	• Consulting Services – focus on SAP market in Denmark • Selling, General and Administrative functions in Denmark	1/31/2006
Hyderabad, India	18,359	• Offshore Development Consulting Services (Advanced Development Center)	12/31/2007
Hyderabad, India	15,858	• Selling, General and Administrative functions in India • Global Sales and Marketing Support Services (Business Development Center)	1/31/2005
Hyderabad, India	15,968	• Consulting Services – focus on SAP, PeopleSoft and Oracle markets in India	Multiple leases expiring 3/19/2003 – 6/1/2003
Hyderabad, India	10,727	• Offshore Application Management and Support Consulting Services (Global Support Center)	2/15/2006
Tokyo, Japan	2,803	• Consulting Services – focus on SAP market in Japan • Selling, General and Administrative functions in Japan	1/31/2004

Wellington, New Zealand	5,354	• Consulting Services – focus on SAP market in New Zealand and Indonesia • Selling, General and Administrative functions in New Zealand	2/6/2006
Singapore, Singapore	1,299	• Consulting Services – focus on SAP market in Singapore and Hong Kong • Selling, General and Administrative functions in Singapore and Hong Kong	8/31/2005
Milton Keynes, United Kingdom	650	• Consulting Services – focus on PeopleSoft and SAP market in the UK • Selling, General and Administrative functions in the UK	7/1/2003

(A) Approximately 21,840 square feet of this space has been subleased to an unrelated third party.

Beginning in late 2001, SeraNova failed to pay certain outstanding lease obligations to the Company's landlords. Accordingly, on March 4, 2002, the Company filed an arbitration demand with the American Arbitration Association against SeraNova, Silverline and Silverline Technologies, Inc. (collectively, the "SeraNova Group"). The demand for arbitration, which sought damages, alleged among other things that the SeraNova Group failed to pay outstanding lease obligations to the Company's landlords and to reimburse the Company for all rent payments made by the Company on their behalf. An arbitration hearing was held on June 25, 2002 and June 28, 2002 seeking $525,000 in outstanding lease obligations. On August 9, 2002, an award was issued in the amount of $616,905 (including attorney's fees) plus reimbursement of administrative fees, in favor of the Company and against the SeraNova Group jointly and severally. In an action filed in the Superior Court of New Jersey, the Court confirmed the $624,000 award, jointly and severally as to the SeraNova Group, and issued a writ of execution against the SeraNova Group's assets. The Sheriff of Middlesex County levied this writ of execution on October 8, 2002 against a bank account held by Silverline Technologies, Inc. On October 16, 2002, pursuant to this writ, the bank turned over $626,247 to the Sheriff. On November 6, 2002 the Sheriff sent the funds to the Company's attorneys and the funds were deposited into an attorney trust account on November 8, 2002. On December 13, 2002, the Company commenced an action in the Superior Court of New Jersey, Chancery Division, to recover additional amounts due and owing from the SeraNova Group under the Arbitration Award and to determine whether HSBC Bank USA ("HSBC"), a creditor of the SeraNova Group, has priority to the funds levied upon by the Sheriff. On January 31, 2003, the Court entered judgment in the Company's favor in the amount of $218,805, representing the SeraNova Group's additional unpaid rent arrearages under the arbitration award. On February 28, 2003, the Court entered judgment in the Company's favor in the amount of $220,415, representing the Company's attorney's fees in connection with the Company's efforts to enforce the SeraNova Group's obligations under the arbitration award. On March 10, 2003, the Court ordered HSBC to produce discovery proving its priority to the $626,247 being held in trust. The Court is expected to rule on this issue on May 1, 2003. The Company does not believe that the outcome of this claim will have a materially adverse effect on the Company's business, financial condition or results of operations (see Part I, Item 3, Legal Proceedings).

Item 3. Legal Proceedings

On February 7, 2001, NSA Investments II LLC filed a complaint in the United States District Court for the District of Massachusetts naming, among others, SeraNova, the Company and Rajkumar Koneru, a former director of the Company, as defendants. The plaintiff alleges that it invested $4,000,000 in SeraNova as part of a private placement of SeraNova common stock in March 2000, prior to the spin-off of SeraNova by the Company. The complaint, which seeks compensatory and punitive damages, alleges that the Company, as a "controlling person" of SeraNova, is jointly and severally liable with and to the same extent as SeraNova for false and misleading statements constituting securities laws violations and breach of contract. After being served with the complaint, the Company made a request for indemnification from SeraNova pursuant to the various inter-company agreements in connection with the spin-off. By letter dated April 13, 2001, SeraNova's counsel, advised the Company that SeraNova acknowledged liability for such indemnification claims and has elected to assume the defense of the plaintiff's claims. In October 2001, the motion to dismiss, filed on behalf of the Company in May 2001, was denied without prejudice to refile at the close of the discovery period. Court-ordered mediation between the plaintiff and SeraNova during January and February 2002 was unsuccessful. In January 2002, plaintiff filed a motion for partial summary judgment as to certain claims against SeraNova. No summary judgment motion was filed against the Company. On September 30, 2002, the Court granted plaintiff's motion in part, finding SeraNova liable for breach of contract as a matter of law. On March 27, 2003, the parties agreed to the terms of a settlement agreement, which will be effective upon payment of the settlement amount. Pursuant to such agreement, the Company is obligated to pay its portion of the settlement amount equal to an aggregate amount of $50,000 within two weeks. The payment by the Company of its portion of the settlement amount will not have a material adverse effect upon the Company's business, financial condition or results of operations.

On August 16, 2001, the Company filed a complaint in the Superior Court of New Jersey, Middlesex County, against SeraNova, Inc. and Silverline Technologies Limited, which acquired SeraNova in March 2001. The complaint, which seeks damages, alleges among other things that SeraNova failed to pay amounts owing under (i) an unsecured promissory note totaling $10,079,717, and (ii) a system implementation project totaling $511,573. On September 25, 2001, SeraNova and Silverline filed a joint Answer to the Company's complaint. In addition, SeraNova filed a counterclaim against the Company for unspecified damages as a set-off against the Company's claims. Thereafter, in response to the Company's request for a statement of damages, SeraNova stated that it was in the process of calculating its damages, but for informational purposes claimed compensatory damages in excess of $5,500,000 and punitive damages in the amount of $10,000,000. The parties have completed the discovery process and the Company has moved for summary judgment, which is scheduled to be heard by the Court on April 4, 2003. The Company believes that there is no basis to support the amounts claimed by SeraNova in its counterclaim for compensatory and punitive damages. The inability of the Company to collect the amount due from SeraNova and/or Silverline or an adverse decision with respect to the Company relating to SeraNova's counterclaim could negatively affect the Company's business, financial condition or results of operations.

Beginning in late 2001, SeraNova failed to pay certain outstanding lease obligations to the Company's landlords. Accordingly, on March 4, 2002, the Company filed an arbitration demand with the American Arbitration Association against the SeraNova Group. The demand for arbitration, which sought damages, alleged among other things that the SeraNova Group failed to pay outstanding lease obligations to the Company's landlords and to reimburse the Company for all rent payments made by the Company on their behalf. An arbitration hearing was held on June 25, 2002 and June 28, 2002 seeking $525,000 in outstanding lease obligations. On August 9, 2002, an award was issued in the amount of $616,905 (including attorney's fees) plus reimbursement of administrative fees, in favor of the Company and against the SeraNova Group jointly and severally. In an action filed in the Superior Court of New Jersey, the Court confirmed the $624,000 award, jointly and severally as to the SeraNova Group, and issued a writ of execution against the SeraNova Group's assets. The Sheriff of Middlesex County levied this writ of execution on October 8, 2002 against a bank account held by Silverline Technologies, Inc. On October 16, 2002, pursuant to this writ, the bank turned over $626,247 to the Sheriff. On November 6, 2002 the Sheriff sent the funds to the Company's attorneys and the funds were deposited into an attorney trust account on November 8, 2002. On December 13, 2002, the Company commenced an action in the Superior Court of New Jersey, Chancery Division, to recover additional amounts due and owing from the SeraNova Group under the Arbitration Award and to determine whether HSBC Bank USA ("HSBC"), a creditor of the SeraNova Group, has priority to the funds levied upon by the Sheriff. On January 31, 2003, the Court entered judgment in the Company's favor in the amount of $218,805, representing the SeraNova Group's additional unpaid rent arrearages under the arbitration award. On February 28, 2003, the Court entered judgment in the Company's favor in the amount of $220,415, representing the Company's attorney's fees in connection with the Company's efforts to enforce the SeraNova Group's obligations under the arbitration award. On March 10, 2003, the Court ordered HSBC to produce discovery proving its priority to the $626,247 being held in trust. The Court is expected to rule on this issue on May 1, 2003. The Company does not believe that the outcome of this claim will have a materially adverse effect on the Company's business, financial condition or results of operations.

On June 14, 2002, the Company filed a complaint in the Superior Court of New Jersey, Mercer County, against Ashok Pandey, a shareholder and former officer and director of the Company. The complaint, which seeks damages in excess of $400,000, alleges among other things that Mr. Pandey breached certain terms and conditions of a separation agreement he entered into with the Company and that Mr. Pandey has been unjustly enriched in an amount of $350,000 from the Company. Mr. Pandey has filed an Answer to the Company's complaint denying the Company's claims. Discovery is ongoing. The Company does not believe that the outcome of this claim will have a material adverse effect on the Company's business, financial condition or results of operations.

On June 26, 2002, Ashok Pandey filed a Complaint in the United States District Court for the District of New Jersey, alleging that certain shareholders of the Company constituted a group that held more than 5% of the outstanding shares of the Company's common stock and had not filed a Schedule 13D disclosure statement with the Securities and Exchange Commission. On June 28, 2002, plaintiff obtained an ex parte injunctive order from the Court barring Srini Raju, an alleged member of the "group" and a shareholder holding 4.61% of the Company's common stock, from voting in the annual election. On July 12, 2002, after reviewing actual evidence of record, and hearing argument from Pandey's counsel, the Court held that there was no basis to enjoin Mr. Raju from voting his shares at the Annual Meeting. After the election, Pandey sought to file an amended complaint dropping certain defendants, and adding others, including the Company. On September 27, 2002, the Court granted plaintiff's motion, and allowed certain limited discovery to proceed. On October 11, 2002, the Company filed a motion for Judgment on the Pleadings in its favor, arguing that the relief sought by plaintiff, the retroactive sterilization of Mr. Raju's shares and the invalidation of his votes at the Annual Meeting, is not sanctioned by law, and is unavailable as a remedy. In response, Pandey filed a motion seeking leave to file a Second Amended Complaint, seeking to drop the Section 13D claims against the Company and substitute them with claims brought under Section 14A of the Securities and Exchange Act. On January 31, 2003, the Court denied each of the parties' motions. The parties are continuing with the discovery process.

On July 2, 2002, Ashok Pandey filed a complaint in the Superior Court of New Jersey, Middlesex County, in connection with the Company's recent Proxy contest with respect to the Annual Meeting. In his Complaint, plaintiff claimed that Intelligroup's Board of Directors violated their fiduciary duties by adjourning the Annual Meeting from July 2, 2002 to July 16, 2002. On July 3, 2002, the Court denied Plaintiff's application for emergent relief, and ruled that Intelligroup could adjourn its Annual Meeting, finding that plaintiff's conduct in obtaining ex parte injunctive relief in federal court enjoining the voting of 4.61% of the Company's outstanding common stock without notice to the Company, "estopped [Pandey] from complaining about the adjournment." Despite the court's denial of his emergent application, plaintiff indicated to the Court on August 16, 2002, that he would continue the litigation in an effort to have the court sanction his unilateral attempt to hold an annual meeting and election on July 2, 2002, despite the Company's adjournment of the meeting and the absence of its Board of Directors and a quorum of its shareholders on July 2, 2002. The Company filed its Answer and Affirmative Defenses on August 30, 2002 and discovery is ongoing. On November 6, 2002, the Company filed a Motion for Summary Judgment and on January 7, 2003, the Court granted Partial Summary Judgment. A trial date has been scheduled for May 5, 2003.

On July 3, 2002, the Company filed a complaint in the United States District Court for the District of New Jersey, naming Ashok Pandey, TAIB Securities, Inc., Beechrock Holdings Limited and Braydon Holdings Limited as defendants. The complaint alleges, among other things, that the defendants violated federal securities laws in connection with the Company's recent proxy contest. The defendants have filed an Answer to the Company's complaint denying the Company's claims and discovery is ongoing. The Company does not believe that the outcome of this claim will have a material adverse effect on the Company's business, financial condition or results of operations.

On October 4, 2002, the Company filed a complaint in the Superior Court of New Jersey, Middlesex County against the SeraNova Group and HSBC seeking compensatory, consequential and punitive damages arising out of SeraNova's and Silverline's failure to pay certain amounts due and owing the Company, SeraNova's fraudulent conveyance of assets and customer accounts to Silverline, and HSBC's allegedly knowing acceptance of a fraudulent guarantee of Silverline's debt to HSBC from SeraNova. Defendants have been served. Defendants SeraNova and Silverline answered the Complaint on January 2, 2003. The inability of the Company to collect the full amount due from SeraNova and/or Silverline could negatively affect the Company's business, financial condition or results of operations.

On February 10, 2003, CA Metro Center Limited Partnership filed a complaint in the Superior Court of California, County of San Mateo, against the Company and SeraNova as defendants. The Complaint seeks damages against the defendants in the amount of $186,312 for breach of a lease agreement. The plaintiff has granted the Company an extension of time in which to answer the complaint while the parties engage in settlement discussions.

During 2002, SeraNova failed to pay certain obligations under a telephone equipment lease agreement, which the Company assigned to SeraNova in February of 2001. On March 12, 2003, CIT Communications Finance Corporation filed a complaint in the Superior Court of New Jersey, Law Division, Morris County, against Intelligroup and SeraNova, jointly and severally, as defendants. The complaint, which seeks damages, alleges among other things that the defendants failed to pay outstanding lease obligations in the amount of $217,899. The Company has been served with the complaint and is in the process of investigating the claim in order to prepare an answer. The Company does not believe that the outcome of this claim will have a material adverse effect on Intelligroup's business, financial condition or results of operations.

There is no other material litigation pending to which the Company is a party or to which any of its property is subject.

Item 4. Submission of Matters to a Vote of Security Holders.

No matters were submitted to a vote of security holders during the quarter ended December 31, 2002.

PART II

Item 5. Market for the Company's Common Equity and Related Shareholder Matters.

The Common Stock is quoted on the Nasdaq National Market (the "NNM") under the symbol "ITIG." The following table sets forth, for each of the periods indicated, the high and low sale prices per share of Common Stock as quoted on the NNM. The prices shown represent quotations among securities dealers, do not include retail markups, markdowns or commissions and may not represent actual transactions.

Quarter Ended	High		Low	
March 31, 2001	$	2 7/32	$	25/32
June 30, 2001	$	1 1/2	$	25/32
September 30, 2001	$	1 1/16	$	21/32
December 31, 2001	$	1 3/16	$	25/32
March 31, 2002	$	1 3/16	$	27/32
June 30, 2002	$	1 3/4	$	15/16
September 30, 2002	$	1 19/32	$	27/32
December 31, 2002	$	1 1/16	$	9/16

As of March 18, 2003, the approximate number of holders of record of the Common Stock was 79 and the approximate number of beneficial holders of the Common Stock was 2,678.

The Company has never declared or paid any dividends on its capital stock. The Company intends to retain any earnings to fund future growth and the operation of its business, and, therefore, does not anticipate paying any cash dividends in the foreseeable future.

Item 6. Selected Financial Data.

You should read the selected financial data presented below, in conjunction with our consolidated financial statements, the notes to those consolidated financial statements and the management's discussion and analysis of financial condition and results of operations section appearing elsewhere in this report on Form 10-K.

The consolidated statement of operations data for the years ended December 31, 2002, 2001, and 2000 and the balance sheet data as of December 31, 2002 and 2001 have been derived from our audited consolidated financial statements included elsewhere herein, and should be read in conjunction with those financial statements (including notes thereto). The selected financial data as of December 31, 2000, 1999 and 1998 and for the years ended December 31, 1999 and 1998 have been derived from audited consolidated financial statements not included herein, but which were previously filed with the Securities and Exchange Commission, or SEC. Our historical results are not necessarily indicative of the operating results to be realized in the future.

The consolidated financial statements as of and for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent public accountants. The previous periods referred to above were audited by Arthur Andersen LLP, independent public accountants.

	For the Years Ended December 31,				
	1998	1999	2000	2001	2002
	(in thousands, except per share data)				
Statement of Operations Data:					
Revenue	$ 152,066	$ 151,205	$ 115,118	$ 110,413	$ 108,331
Cost of sales	100,628	102,315	77,724	75,291	75,774
Gross profit	51,438	48,890	37,394	35,122	32,557
Selling, general and administrative expenses	30,977	39,892	42,004	30,206	27,576
Depreciation and amortization	1,387	2,930	3,187	3,695	2,872
Acquisition expenses	1,397	2,115	--	--	--
SeraNova receivable impairment and other charges	--	--	--	--	8,362
Proxy contest charges	--	--	--	--	1,073
Restructuring and other special charges	--	7,328	--	13,261	30
Total operating expenses	33,761	52,265	45,191	47,162	39,913
Operating income (loss)	17,677	(3,375)	(7,797)	(12,040)	(7,356)
Interest income	181	99	1,178	538	37
Interest expense	(53)	(752)	(603)	(690)	(454)
Other income (expense)	78	140	(5)	191	(149)
Income (loss) from continuing operations before income taxes	17,883	(3,888)	(7,227)	(12,001)	(7,922)
Provision (benefit) for income taxes	3,852	1,441	(573)	592	561
Income (loss) from continuing operations	14,031	(5,329)	(6,654)	(12,593)	(8,483)
Income (loss) from discontinued operations, net of income tax expense (benefit) of $599, $(235), $(2,095), $0 and $0	(631)	(1,261)	(4,891)	--	--
Net income (loss)	$ 13,400	$ (6,590)	$ (11,545)	$ (12,593)	$ (8,483)
Earnings (loss) per share					
Basic earnings (loss) per share:					
Continuing operations	$ 0.91	$ (0.34)	$ (0.40)	$ (0.76)	$ (0.51)
Discontinued operations	(0.04)	(0.08)	(0.30)	--	--
Net income (loss)	$ 0.87	$ (0.42)	$ (0.70)	$ (0.76)	$ (0.51)
Common shares – Basic	15,387	15,766	16,485	16,630	16,630
Diluted earnings (loss) per share:					
Continuing operations	$ 0.88	$ (0.34)	$ (0.40)	$ (0.76)	$ (0.51)
Discontinued operations	(0.04)	(0.08)	(0.30)	--	--
Net income (loss)	$ 0.84	$ (0.42)	$ (0.70)	$ (0.76)	$ (0.51)
Common shares – Diluted	15,969	15,766	16,485	16,630	16,630

	As of December 31,				
	1998	1999	2000	2001	2002
	(in thousands)				
Balance Sheet Data:					
Cash and cash equivalents	$ 3,568	$ 5,510	$ 1,327	$ 2,138	$ 1,574
Working capital	32,641	29,133	23,236	18,182	12,387
Total assets	66,924	80,200	67,368	47,094	44,119
Short-term debt and current portion of obligations under capital leases	11	10,585	5,623	4,712	6,374
Long-term debt and obligations under capital leases, less current portion	60	--	1,037	371	1,091
Shareholders' equity	47,949	48,654	41,201	26,782	18,726

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

The Company is a strategic information technology services outsourcing partner to the world's largest companies. Intelligroup develops, implements and supports information technology solutions for global corporations and public sector organizations. The Company's onsite/offshore delivery model has enabled hundreds of customers to accelerate results and significantly reduce costs. With extensive expertise in industry-specific enterprise solutions, Intelligroup has earned a reputation for consistently exceeding client expectations.

In late 1999, the Company made the strategic decision to leverage its traditional application integration and consulting experience and reposition Intelligroup for future growth by focusing on the emerging ASP market. At the same time, the Company made the strategic decision to spin-off its Internet services business to its shareholders. Accordingly, on January 1, 2000, the Company transferred its Internet applications services and management consulting businesses to SeraNova.

On July 5, 2000, the Company distributed all of the outstanding shares of the common stock of SeraNova then held by the Company to holders of record of the Company's common stock as of the close of business on May 12, 2000 (or to their subsequent transferees) in accordance with the terms of a Distribution Agreement dated as of January 1, 2000 between the Company and SeraNova. Accordingly, the assets, liabilities and results of operations of SeraNova have been reported as discontinued operations for all periods presented. (See Discontinued Operations.)

During the second half of 2000, finding that the market for ASP services had not developed and grown as projected by market analysts, the Company significantly reduced its investment in the ASP business model. Expenditures for marketing and direct selling initiatives were significantly decreased, as were the infrastructure and personnel that supported the Company's ASP services. The Company renewed it focus and efforts on pursuing shorter-term success opportunities of implementing and enhancing application solutions based on SAP, Oracle and PeopleSoft products.

At the same time, the Company redirected some of its ASP infrastructure and personnel towards Application Management Services. Additionally, the Company introduced Power Up Services. In 2001, the Company developed Pharma Express and Contractor Express. Pharma Express, a solution designed for small-to-medium sized life sciences companies, improves manufacturing efficiencies and helps control the total cost of production. Contractor Express assists companies in improving operational efficiency and controlling manufacturing project schedules.

The majority of the Company's revenues are derived from professional services rendered to customers. Revenue is typically recognized as services are performed. The Company's services range from providing customers with a single consultant to multi-personnel full-scale projects. Although the Company has contracts with many of its customers to provide its services, in general, such contracts are terminable upon relatively short notice, typically not more than 30 days. There can be no assurance that the Company's customers will continue to enter into contracts with the Company or that existing contracts will not be terminated. The Company provides its services either directly to end-user organizations, or as a member of a consulting team assembled by another information technology consulting firm. Where contractual provisions permit, customers also are billed for reimbursement of expenses incurred by the Company on the customers' behalf.

The Company has provided services on certain projects in which it, at the request of the clients, offered a fixed price for its services. For the years ended December 31, 2001 and 2002, revenues derived from projects under fixed price contracts represented approximately 17% and 23%, respectively, of the Company's total revenue. No single fixed price project was material to the Company's business during 2001 or 2002. The Company believes that, as it pursues its strategy of providing application management services to customers, it will continue to offer fixed price projects. The Company believes that there are certain risks related to fixed price arrangements and thus prices such arrangements to reflect the associated risk. There can be no assurance that the Company will be able to complete such projects within the fixed price timeframes. The failure to perform within such fixed price contracts, if entered into, could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company has derived and believes that it will continue to derive a significant portion of its revenue from a limited number of customers and projects. For the years ended December 31, 2000, 2001 and 2002, the Company's ten largest customers accounted for in the aggregate, approximately 34%, 33% and 40% of its revenue, respectively. During 2000 and 2002, one customer accounted for more than 10% of revenue. During 2001, no single customer accounted for more than 10% of revenue. For the years ended December 31, 2000, 2001 and 2002, 36%, 42% and 34%, respectively, of the Company's revenue was generated by providing supplemental resources directly to the end-customer or as part of a consulting team assembled by another information technology consulting firm. There can be no assurance that such information technology consulting firms will continue to engage the Company in the future at current levels of retention, if at all.

During the years ended December 31, 2000, 2001 and 2002, approximately 63%, 69% and 62%, respectively, of the Company's total revenue was derived from projects in which the Company implemented, extended, maintained, managed or supported software developed by SAP. For each of the years ended December 31, 2000, 2001 and 2002, approximately 24%, 17% and 22%, respectively, of the Company's total revenue was derived from projects in which the Company implemented, extended, maintained, managed or supported software developed by PeopleSoft. For each of the years ended December 31, 2000, 2001 and 2002, approximately 9%, of the Company's total revenue was derived from projects in which the Company implemented, extended, maintained, managed or supported software developed by Oracle.

The Company's most significant cost is project personnel expenses, which consist of consultant salaries, benefits and payroll-related expenses. Thus, the Company's financial performance is based primarily upon billing margin (billable hourly rate less the cost to the Company of a consultant on an hourly basis) and personnel utilization rates (billable hours divided by paid hours).

The Company currently serves the United States market with its headquarters in Edison (New Jersey), and a branch office in Atlanta (Georgia). The Company also serves the markets in Asia Pacific (Australia, Hong Kong, Indonesia, Japan, New Zealand, and Singapore), Europe (Denmark and the United Kingdom) and India. The Company leases its headquarters in Edison, New Jersey. Such lease has an initial term of ten (10) years, which commenced in September 1998.

Discontinued Operations – SeraNova

On July 5, 2000, the Company completed the tax-free spin-off of SeraNova by distributing all of the outstanding shares of the common stock of SeraNova then held by the Company to holders of record of the Company's common stock as of the close of business on May 12, 2000 (or to their subsequent transferees).

SeraNova represented a significant segment of the Company's business. Pursuant to Accounting Principles Board ("APB") Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," the Consolidated Financial Statements of the Company have been reclassified to reflect the spin-off of SeraNova. Accordingly, the results of operations and cash flows of SeraNova have been segregated in the Consolidated Statements of Operations and Consolidated Statements of Cash Flows. The net operating results and net cash flows of SeraNova have been reported as "Discontinued Operations." The historical carrying amount of the net assets of SeraNova on the spin-off date has been recorded as a dividend.

The Company has reported a $4.9 million loss from discontinued operations for the period from January 1, 2000 to July 5, 2000.

Application of Critical Accounting Policies

The preparation of our financial statements in conformity with generally accepted accounting principles in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates, judgments and assumptions are continually evaluated based on available information and experience. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

Certain of our accounting policies require higher degrees of judgment than others in their application. These include revenue recognition and allowance for doubtful accounts, impairments and estimation of useful lives of long-term assets, income tax recognition of current and deferred tax items and accruals for contingencies. In addition, the footnotes to the Consolidated Financial Statements include further discussion of our significant accounting policies.

Revenue Recognition and Allowance for Doubtful Accounts. The Company generates revenue from professional services rendered to customers. The majority of the Company's revenue is generated under time-and-material contracts whereby costs are generally incurred in proportion with contracted billing schedules and revenue is recognized as services are performed, with the corresponding cost of providing those services reflected as cost of sales. The majority of customers are billed on an hourly or daily basis whereby actual time is charged directly to the customer. Such method is expected to result in reasonably consistent profit margins over the contract term.

The Company also derives a portion of its revenue from fixed-price, fixed-time contracts. Revenue generated from most fixed-price contracts, including most application management and support contracts, is recognized ratably over the contract term, on a monthly basis in accordance with the terms of the contract. Revenue generated from certain other fixed-price contracts is recognized based on the ratio of labor hours incurred to estimated total labor hours. This method is used because reasonably dependable estimates of the revenues and costs applicable to various stages of a contract can be made, based on historical experience and milestones set in the contract. The Company's project delivery and business unit finance personnel continually review labor hours incurred and estimated total labor hours, which may result in revisions to the amount of recognized revenue for the contract. If the Company does not accurately estimate the resources required or the scope of work to be performed for a contract or if the Company does not manage the project properly within the planned time period, then a loss may be recognized on the contract.

Any estimation process, including that used in preparing contract accounting models, involves inherent risk. We reduce the inherent risk relating to revenue and cost estimates in percentage-of-completion models through approval and monitoring processes. Risks relating to service delivery, usage, productivity and other factors are considered in the estimation process.

Unbilled services at December 31, 2002 and 2001 represent services provided through December 31, 2002 and 2001, respectively, which are billed subsequent to year-end. All such amounts are anticipated to be realized in the following year.

The Company recognizes revenue for services where collection from the client is probable. The Company establishes billing terms at the time project deliverables are agreed. The Company continually monitors timely payments from customers and assesses collection issues. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its clients to make required payments. The Company bases its estimates on historical collection and write-off experience, current trends, credit policy, detailed analysis of specific client situations and percentage of accounts receivable by aging category.

Valuation of Long-Term Assets. In accordance with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the carrying value of long-lived assets is reviewed on a regular basis for the existence of facts or circumstances, both internally and externally, that may suggest impairment. If such circumstances exist, the Company evaluates the carrying value of long-lived assets to determine if impairment exists based upon estimated undiscounted future cash flows over the remaining useful life of the assets and comparing that value to the carrying value of the assets. If the carrying value of the asset is greater than the estimated future cash flows, the asset is written down to its estimated fair value.

Accounting for Income Taxes. The Company records income taxes using the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and operating loss credit carryforwards. The Company's consolidated financial statements contain certain deferred tax assets which have arisen primarily as a result of operating losses incurred since 1999, as well as other temporary differences between book and tax accounting. FASB SFAS No. 109, "Accounting for Income Taxes," requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. The Company evaluates the weight of all available evidence to determine whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. As a result of historical operating losses and uncertainty as to the extent and timing of profitability in future periods, the Company has recorded a valuation allowance of approximately $8.7 million against gross deferred tax assets of $11.0 million. The decision to record the valuation allowance required significant judgment. Had the Company not recorded this allowance, the Company would have reported materially different results. If the realization of deferred tax assets in the future is considered more likely than not, an adjustment to the deferred tax assets would increase net income in the period such determination was made. The amount of the deferred tax asset considered realizable is based on significant estimates, and it is at least reasonably possible that changes in these estimates in the near term could materially affect our financial condition and results of operations. The Company's effective tax rate may vary from period to period based on changes in estimated taxable income or loss, changes to the valuation allowance, changes to federal, state or foreign tax laws, future expansion into areas with varying country, state, and local income tax rates and deductibility of certain costs and expenses by jurisdiction.

Contingent Liabilities. The Company has certain contingent liabilities that arise in the ordinary course of business. The Company accrues contingent liabilities when it is probable that future expenditures will be made and such expenditures can be reasonably estimated. The Company is subject to various pending or threatened legal matters which have arisen in the ordinary course of business. The ultimate outcome of these items is uncertain and the potential loss, if any, may be significantly higher or lower than amounts previously accrued by the Company.

Results of Operations - Consolidated

The following table sets forth for the periods indicated certain financial data expressed as a percentage of total revenue, for continuing operations:

	Percentage of Revenue		
	Year Ended December 31		
	2002	2001	2000
Revenue	100.0%	100.0%	100.0%
Cost of sales	69.9	68.2	67.5
Gross profit	30.1	31.8	32.5
Selling, general and administrative expenses	25.5	27.4	36.5
Depreciation and amortization expense	2.7	3.3	2.8
SeraNova receivable impairment and other charges	7.7	--	--
Proxy contest charges	1.0	--	--
Restructuring and other special charges	0.0	12.0	--
Total operating expenses	36.9	42.7	39.3
Operating loss	(6.8)	(10.9)	(6.8)
Interest income	0.0	0.5	1.0
Interest expense	(0.4)	(0.6)	(0.5)
Other income (expense)	(0.1)	0.1	0.0
Loss from continuing operations before income taxes	(7.3)	(10.9)	(6.3)
Income tax provision (benefit)	0.5	0.5	(0.5)
Loss from continuing operations	(7.8)%	(11.4)%	(5.8)%

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

The following discussion compares the consolidated results of continuing operations for the year ended December 31, 2002 and the year ended December 31, 2001.

Revenue. Total revenue decreased by 1.9%, or $2.1 million, from $110.4 million in 2001 to $108.3 million in 2002. The decrease was attributable primarily to a decline in revenue generated in Europe and Asia-Pacific (decreases of $4.7 million and $3.0 million, respectively), partially offset by growth in revenue generated in the United States (an increase of $4.7 million) and India (an increase of $946,000). The decline in Europe and Asia-Pacific reflects the continuing uncertain and weakened local economic climate, as customers delayed, decreased and/or canceled IT projects. The revenue growth in the United States and India results directly from increased demand for the majority of the Company's services, including traditional consulting service offerings, application management and support services, offshore development services and Power Up services. The majority of the revenue generated in India is derived from providing offshore development and support services to customers sourced through the Company's affiliated entities in other parts of the world, but most predominately with the United States.

In November 2001, the Emerging Issues Task Force ("EITF") of the FASB issued EITF No. 01-14, which concluded that reimbursable "out-of-pocket" expenses should be classified as revenue, and correspondingly cost of services, in the statement of operations. Accordingly, effective January 1, 2002, the Company has reported gross reimbursable "out-of-pocket" expenses incurred as both revenue and cost of sales in the statement of operations. The Company has also reclassified prior period financial information for presentation consistent with the new EITF No. 01-14 accounting guidance.

Gross profit. The Company's cost of sales primarily includes the cost of salaries to consultants and related employee benefits and payroll taxes. The Company's cost of sales increased by 0.6%, or $483,000, from $75.3 million in 2001 to $75.8 million in 2002. The Company's gross profit decreased by 7.3%, or $2.5 million, from $35.1 million in 2001 to $32.6 million in 2002. Gross margin decreased slightly to 30.1% in 2002 from 31.8% in 2001. The decrease in gross margin results from competitive pricing pressures experienced throughout the Company's global operations as well as an increase in non-billable consultant time and other related costs, primarily in Europe and Asia Pacific.

Selling, general and administrative expenses. Selling, general and administrative expenses primarily consist of administrative salaries, and related benefits costs, occupancy costs, sales person compensation, travel and entertainment and professional fees. Selling, general and administrative expenses decreased by 8.7%, or $2.6 million, from $30.2 million in 2001 to $27.6 million in 2002, and decreased as a percentage of revenue from 27.4% to 25.5%, respectively. The decrease in selling, general and administrative expenses, in absolute dollars and as a percentage of revenue, was related primarily to the further containment of discretionary spending throughout the Company, as well as the downsizing initiative completed in Europe during the fourth quarter 2001.

Depreciation and amortization. Depreciation and amortization expenses decreased 22.3% to $2.9 million in 2002, compared to $3.7 million in 2001. The decrease is due primarily to the amortization and depreciation associated with the intangible assets and long-lived assets that were written-down as part of the Company's restructuring and other special charges provision during the quarter ended December 31, 2001.

SeraNova receivable impairment and other charges. In 2002, the Company recorded approximately $8.4 million in special charges associated with the note receivable from SeraNova and certain other related issues. The Company is continuing to pursue its various legal options to obtain payment from the SeraNova Group on the Note and outstanding lease obligations. At the same time, the Company has also been periodically engaged in discussions with management of the SeraNova Group, with the objective of seeking an out of court resolution to all outstanding matters involving the Note, and certain other receivables and lease obligations. However, the Company believed that the liquidity issues plaguing the SeraNova Group required a reassessment of the realizability of these outstanding amounts. Although no final resolution had been reached, the Company believed that the substance of these discussions provided a basis for determining the approximate realizable value of the Note and other receivables, as well as an estimate of the costs required to exit certain lease obligations. Accordingly, the Company recognized an impairment charge in the amount of $5.1 million related to the Note. In addition, the Company recorded a write-off of $1.3 million related to interest on the Note and other receivables due from the SeraNova Group. The Company also recorded $1.5 million in costs required to exit certain lease obligations related to the SeraNova Group.

Proxy contest charges. In 2002, the Company incurred approximately $1.1 million in charges associated with the proxy contest. The charges resulted directly from a shareholder of the Company launching a hostile and costly proxy contest to take control of the Company's Board of Directors. The charges included legal fees of approximately $881,000, proxy solicitation services of approximately $117,000, and printing, mailing and other costs of approximately $75,000.

Restructuring and other special charges. In 2002, the Company recorded a $30,000 restructuring and other special charges provision related to the downsizing of the Company's operations in Australia. The charges resulted primarily from severance costs associated with reducing employee headcount in the region.

In 2001, in an effort to further refine the Company's business strategy around its core competencies and to refocus on more active markets, the Company recorded a $13.3 million restructuring and other special charges provision. The charges, which were mainly non-cash in nature, were related primarily to the ASP business in the United States, the termination of an agreement to build and operate a technology development and support center in Puerto Rico, and to the restructuring and downsizing of the Company's operations in the United Kingdom.

Interest income. The Company earned $37,000 in interest income in 2002, compared with $538,000 in 2001. The Company discontinued accruing interest on the balance of the note receivable with SeraNova subsequent to the maturity date of the Note of July 31, 2001. Such note receivable is currently in default and the Company has commenced litigation against SeraNova (see Part I, Item 3, Legal Proceedings).

Interest expense. The Company incurred $454,000 and $690,000 in interest expense in 2002 and 2001, respectively, related primarily to borrowings under its line of credit. Borrowings under the line of credit were used to fund operating activities and the charges associated with the proxy contest. The decrease in interest expense results from a combination of lower average outstanding borrowings under the line of credit and lower interest rates charged on outstanding borrowings in 2002.

Other income (expense). Other income (expense) results primarily from gains or (losses) associated with changes in foreign currency exchange rates. The Company reported other expense of $149,000 in 2002, compared with other income of $191,000 in 2001. The change results from foreign currency fluctuations.

Provision for income taxes. Despite operating losses, a provision for income taxes of $561,000 and $592,000 was required in 2002 and 2001, respectively, due to taxable income in certain jurisdictions combined with a valuation allowance offsetting other loss benefits in other jurisdictions. The Company's net deferred tax asset as of December 31, 2002 relates primarily to the US operations. Based on anticipated profitability in the near future, management believes it is more likely than not, that the deferred tax asset of $1.6 million will be realized.

In 1996, the Company elected a five year tax holiday in India, in accordance with a local tax incentive program whereby no income tax will be due in such period. Such tax holiday was extended an additional five years in 1999. Effective April 1, 2000 pursuant to changes introduced by the Indian Finance Act, 2000, the tax holiday previously granted is no longer available and has been replaced in the form of a tax deduction incentive. The impact of this change is not expected to be material to the consolidated financial statements of the Company. Effective April 1, 2002, the tax deduction incentive for income from the export of software and related services is restricted to 90% of such income. Further, domestic revenue from software and related services is taxable in India. In 2002 and 2001, the tax holiday and new tax deduction favorably impacted the Company's effective tax rate.

The Company's Indian subsidiary has received an assessment from the Indian taxing authority denying tax exemptions claimed for certain revenue earned during each of the fiscal years ended March 31, 1997 through March 31, 1999. The assessment is for 28 million rupees, or approximately $580,000. Management, after consultation with its advisors, believes the Company is entitled to the tax exemption claimed and thus has not recorded a provision for taxes relating to these items as of December 31, 2002. If the Company were not successful with its appeals, which were filed in 2001 and 2002, a future charge of approximately $580,000 would be recorded and reflected in the Company's consolidated statement of operations.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

The following discussion compares the consolidated results of continuing operations for the year ended December 31, 2001 and the year ended December 31, 2000.

Revenue. Total revenue decreased by 4.1%, or $4.7 million, from $115.1 million in 2000 to $110.4 million in 2001. This decrease was attributable primarily to the continued weakness in the global economy and the resulting impact on the IT services market. Throughout the year, the effects of the uncertain and weakened economic climate impacted the Company, as customers delayed and/or decreased the scope of IT projects, and as the Company experienced competitive pricing pressures in the provision of consulting services.

In accordance with EITF No. 01-14, the Company has reported gross reimbursable "out-of-pocket" expenses incurred as both revenue and cost of sales in the statement of operations, effective January 1, 2002. The Company has also reclassified prior period financial information for presentation consistent with EITF No. 01-14. The impact of this reclassification was an increase to both revenue and cost of sales of $2.3 million in both 2001 and 2000.

Gross profit. The Company's cost of sales decreased by 3.1%, or $2.4 million, from $77.7 million in 2000 to $75.3 million in 2001. The Company's gross profit decreased by 6.1%, or $2.3 million, from $37.4 million in 2000 to $35.1 million in 2001. These decreases were attributable primarily to lower revenues. Gross margin decreased slightly to 31.8% in 2001 from 32.5% in 2000. The Company was able to maintain gross margins relatively comparable to the prior year by reducing non-billable consultant time and other related costs.

Selling, general and administrative expenses. Selling, general and administrative expenses decreased by 28.1%, or $11.8 million, from $42.0 million in 2000 to $30.2 million in 2001, and decreased as a percentage of revenue from 36.5% to 27.4%, respectively. The decrease in selling, general and administrative expenses, in absolute dollars and as a percentage of revenue, was related primarily to the significant investments in marketing and developing the application management services business in 2000. Subsequently, the Company has been focused on improving operating efficiencies and controlling discretionary expenditures throughout the organization to maintain a proper alignment with revenue.

Depreciation and amortization. Depreciation and amortization expenses increased 15.9% to $3.7 million in 2001, compared to $3.2 million in 2000. The increase is due primarily to additional computers, equipment and software placed in service since 2000.

Restructuring and other special charges. In an effort to further refine the Company's business strategy around its core competencies and to refocus on more active markets, the Company recorded a $13.3 million restructuring and other special charges provision in 2001. The charges, which were mainly non-cash in nature, were related primarily to the ASP business in the United States, the termination of an agreement to build and operate a technology development and support center in Puerto Rico, and to the restructuring and downsizing of the Company's operations in the United Kingdom.

The charges associated with the ASP business in the United States included a write-down of approximately $6.1 million in purchased computer software and $469,000 in fixed assets, as well as $215,000 in severance costs and $152,000 in exit costs. The Company determined that an impairment charge was required, since the recoverability of the value of the computer software and fixed assets, acquired for use in the ASP service offering, seemed unlikely given current and future expected market conditions. The severance costs and exit costs relate to the reduction of headcount associated with the ASP service offering.

The Company also determined that, based upon the current economic climate, it did not need the expanded capacity associated with the planned technology development and support center in Puerto Rico. Accordingly, the Company reached an agreement with the Government of Puerto Rico to terminate the project and to cancel the associated grant and other related contracts. As part of the termination agreement, the Company was released from all future obligations related to the project, but in exchange had to forego reimbursement of $1.3 million in previously incurred operating costs and fixed assets, which had already been paid for by the Company.

Finally, the Company executed a plan to reorganize and downsize the Company's operations in the United Kingdom ("UK"). The restructuring costs included the write-down of $4.3 million of intangible assets and $174,000 of fixed assets, as well as severance costs of $315,000 and exit costs of $273,000 associated with reducing employee headcount in the region. The Company's operations in the UK now consist of a much smaller core group of billable consultants, focused primarily on providing application management and support services in the PeopleSoft market.

In conjunction with the reorganization of the UK operations, the Company performed an assessment of the carrying value of the intangible assets. The intangible asset balance, consisting primarily of goodwill and assembled workforce, represents the excess purchase price associated with the acquisition of CPI Consulting Limited during 1998. The analysis of intangible assets was conducted in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" guidelines and involved a combination of financial forecasting and cash flow analysis. The Company considered the recent trend in the UK operations of declining revenues and increasing operating losses and the resulting impact on cash flows. The Company also considered that certain key founders of CPI Consulting Limited have left the Company to pursue other interests. Based upon the impairment test that was conducted, the Company recorded an intangible asset impairment charge of $4.3 million.

Interest income. The Company earned $538,000 in interest income in 2001, compared with $1,178,000 in 2000. The Company discontinued accruing interest on the balance of the note receivable with SeraNova subsequent to the maturity date of the Note of July 31, 2001. Such note receivable is currently in default and the Company has commenced litigation against SeraNova (see Part I, Item 3, Legal Proceedings).

Interest expense. The Company incurred $690,000 and $603,000 in interest expense in 2001 and 2000, respectively, related primarily to borrowings under its line of credit. Borrowings under the line of credit were used to fund operating activities. The increase in interest expense results from higher average outstanding borrowings under the line of credit in 2001.

Other income (expense). Other income (expense) results primarily from gains or (losses) associated with changes in foreign currency exchange rates. The Company reported other income of $191,000 in 2001, compared with other expense of $5,000 in 2000. The change results from foreign currency fluctuations.

Provision (benefit) for income taxes. The Company's effective rate was 4.9% and (7.9)% for the years ended December 31, 2001 and 2000, respectively. The Company's net deferred tax asset as of December 31, 2001 relates primarily to the US operations. Based on anticipated profitability in the near future, management believes it is more likely than not, that the net deferred tax asset of $1.6 million will be realized.

During 2001 and 2000, the Company continued to generate overall pre-tax losses even though there were profits generated in foreign jurisdictions. The Company provided a valuation allowance against certain of these net operating loss carryforwards, as the ability to utilize these losses may be limited in the future. This negatively impacted the amount of income tax benefit recorded in both 2001 and 2000.

In 1996, the Company elected a five year tax holiday in India, in accordance with a local tax incentive program whereby no income tax will be due in such period. Such tax holiday was extended an additional five years in 1999. Effective April 1, 2000 pursuant to changes introduced by the Indian Finance Act, 2000, the tax holiday previously granted is no longer available and has been replaced in the form of a tax deduction incentive. The impact of this change is not expected to be material to the consolidated financial statements of the Company. In 2001 and 2000, the tax holiday and new tax deduction favorably impacted the Company's effective tax rate.

The Company's Indian subsidiary has received an assessment from the Indian taxing authority denying tax exemptions claimed for certain revenue earned during each of the fiscal years ended March 31, 1997 through March 31, 1999. The assessment is for 28 million rupees, or approximately $580,000. Management, after consultation with its advisors, believes the Company is entitled to the tax exemption claimed and thus has not recorded a provision for taxes relating to these items as of December 31, 2001. If the Company were not successful with its appeals, which were filed in 2001 and 2002, a future charge of approximately $580,000 would be recorded and reflected in the Company's consolidated statement of operations.

Results of Operations by Business Segment

The Company has four reportable operating segments, which are organized and managed on a geographical basis, as follows:

- United States ("US") – the largest segment of the Company, with operations in the United States and Puerto Rico. Includes the operations of the Company's US subsidiary, Empower, Inc., and all corporate functions and activities. The US and corporate headquarters are located in Edison, New Jersey;

- Asia-Pacific ("APAC") – includes the operations of the Company in Australia, Hong Kong, Indonesia, Japan, New Zealand and Singapore. The APAC headquarters are located in Wellington, New Zealand;

- Europe – includes the operations of the Company in Denmark, Sweden and the United Kingdom. However, the Company has ceased operations in Sweden as of January 1, 2003, due to continuing operating losses. The European headquarters are located in Milton Keynes, United Kingdom.

- India – includes the operations of the Company in India, including services provided on behalf of other Company subsidiaries. The Indian headquarters are located in Hyderabad, India.

Each of the operating segments has a Managing Director, or manager with an equivalent position, who reports directly to the Chief Executive Officer (CEO). Currently, the CEO is fulfilling the requirements of this position in the US. The CEO has been identified as the Chief Operating Decision Maker (CODM) because he has final authority over resource allocation decisions and performance assessment. The CODM regularly receives certain discrete financial information about the geographical operating segments, including primarily revenue and operating income, to evaluate segment performance.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

The following discussion compares the segment results for the year ended December 31, 2002 and the year ended December 31, 2001.

Revenue. The following table displays revenues by reportable segment (in thousands).

	Year Ended December 31			
	2002		2001	
	Dollars	Percentage of Total	Dollars	Percentage of Total
United States	$ 78,712	72.7%	$ 74,023	67.0%
Asia-Pacific	10,209	9.4	13,213	12.0
Europe	6,024	5.6	10,737	9.7
India	13,386	12.3	12,440	11.3
Total	$108,331	100.0%	$110,413	100.0%

US revenue increased by 6.3%, or $4.7 million, from $74.0 million in 2001 to $78.7 million in 2002. Since the latter half of 2001, the Company had experienced challenging economic conditions that precluded many companies from spending resources on IT projects, which had adversely impacted the demand for the Company's services. Since mid-2002, the US has begun to experience an increase in demand for services, including its professional consulting and application management services.

APAC revenue decreased by 22.7%, or $3.0 million, from $13.2 million in 2001 to $10.2 million in 2002. The decrease was due primarily to challenging economic conditions in Japan (a decrease of $1.6 million), Australia (a decrease of $823,000), Indonesia (a decrease of $366,000), and New Zealand (a decrease of $268,000).

Europe revenue decreased by 43.9%, or $4.7 million, from $10.7 million in 2001 to $6.0 million in 2002. The decrease was attributable primarily to the United Kingdom ("UK") operations (a decrease of $4.2 million), while the Nordic operations (Denmark and Sweden) decreased by $503,000. As a result of the decline in operating performance, the Company executed a plan to reorganize and downsize the Company's operations in the UK in the fourth quarter of 2001. The UK operations now consist of a much smaller core group of billable consultants, focused primarily on providing application management and support services in the PeopleSoft market. The decrease in Nordic operations resulted primarily from challenging economic conditions in Sweden. Accordingly, the Company has ceased operations in Sweden as of January 1, 2003.

India revenue increased by 7.6%, or $1.0 million, from $12.4 million in 2001 to $13.4 million in 2002. The increase was attributable primarily to increased demand for services in the US in the latter half of 2002, as a majority of the total revenue generated in India is derived from providing offshore development and support services to customers sourced through the Company's affiliated entities in other parts of the world, but most predominantly with the United States.

Operating Income (Loss). The following table displays operating income (loss) by reportable segment (in thousands).

	Year Ended December 31	
	2002	2001
United States	$ (7,037)	$ (6,991)
Asia-Pacific	(1,510)	368
Europe	(1,093)	(8,495)
India	2,284	3,078
Total	$ (7,356)	$(12,040)

The US operating loss increased slightly by 0.6%, or $46,000, from just under $7.0 million in 2001 to just over $7.0 million in 2002. The US operating losses were generated primarily as a result of the $9.5 million of special charges in 2002 associated with the SeraNova receivable impairment and the proxy contest, and the $8.2 million of special charges in 2001 associated with the ASP business and the termination of a project to build and operate a technology development and support center in Puerto Rico (collectively, the "Special Charges").

Excluding all Special Charges, US operating income improved by 98.9%, or $1.2 million, from $1.2 million in 2001 to $2.4 million in 2002. This improvement was attributable primarily to a $2.6 million reduction in selling, general and administrative expenses to $27.6 million, or 25.5% of revenue, in 2002, compared with $30.2 million, or 27.4% of revenue in 2001. The decline in selling, general and administrative expenses in 2002 was partially offset by a decline in gross profit margin from 31.8% of revenue in 2001 to 30.1% of revenue in 2002. The decline in gross profit margin results from competitive pricing pressures in the US market.

APAC operating performance declined by 511%, or $1.9 million, from operating income of $368,000 in 2001 to an operating loss of $1.5 million in 2002. The decrease was attributable primarily to competitive pricing pressures on consultant bill rates as well as an increase in non-billable consultant time in the local Asia-Pacific markets. Operating performance declined throughout the Asia-Pacific region including Australia (a decrease of $588,000), Japan (a decrease of $475,000), Singapore (a decrease of $379,000), Indonesia (a decrease of $329,000) and New Zealand (a decrease of $106,000).

Europe operating loss decreased by 87%, or $7.4 million, from $8.5 million in 2001 to $1.1 million in 2002. The improvement was attributable primarily to an improvement in the operating performance of the UK of $8.0 million, while the Nordic operations declined by $551,000. The improvement in the UK operating performance in 2002 resulted primarily from the restructuring program initiated in the UK during late 2001. Excluding the $5.1 million of special charges associated with the 2001 restructuring program, the operating performance of the UK in 2002 improved by $2.9 million. The improvement is attributed to restructuring and downsizing of the Company's UK operations, which now consist of a much smaller core group of billable consultants, focused primarily on providing application management and support services in the PeopleSoft market. The decline in the Nordic operating performance resulted from competitive local conditions, primarily within the SAP software market.

India operating income decreased by 25.8%, or $795,000, from $3.1 million in 2001 to $2.3 million in 2002. The decrease was attributable primarily to an increase in consultant salaries (as a result of both increased headcount and local market adjustments to base consultant salaries), non-billable consultant time and other related costs as well as a decrease in average consultant billing rates.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

The following discussion compares the segment results for the year ended December 31, 2001 and the year ended December 31, 2000.

Revenue. The following table displays revenues by reportable segment (in thousands).

	Year Ended December 31			
	2001		2000	
	Dollars	Percentage of Total	Dollars	Percentage of Total
United States	$ 74,023	67.0%	$ 79,602	69.2%
Asia-Pacific	13,213	12.0	11,149	9.6
Europe	10,737	9.7	17,976	15.6
India	12,440	11.3	6,391	5.6
Total	$110,413	100.0%	$115,118	100.0%

US revenue decreased by 7.0%, or $5.6 million, from $79.6 million in 2000 to $74.0 million in 2001. The decrease was attributable primarily to the continued weakness in the US economy and the resulting impact on the IT services market. Throughout the year, the effects of the uncertain and weakened economic climate impacted the US, as customers delayed and/or decreased the scope of IT projects, and as the US experienced competitive pricing pressures in the provision of consulting services.

APAC revenue increased by 18.5%, or $2.1 million, from $11.1 million in 2000 to $13.2 million in 2001. The increase was due primarily to new business signings in Indonesia (an increase of $1.5 million), Japan (an increase of $1.0 million) and Australia (an increase of $976,000). The increase was partially offset by challenging economic conditions in New Zealand (a decrease of $1.3 million).

Europe revenue decreased by 40.3%, or $7.3 million, from $18.0 million in 2000 to $10.7 million in 2001. The decrease was attributable primarily to the United Kingdom ("UK") operations (a decrease of $7.1 million), while the Nordic operations (Denmark and Sweden) remained relatively stable. The UK operations were negatively impacted by the competitive economic conditions and the resulting impact on the IT services market, particularly the SAP market. As a result, the Company executed a plan to reorganize and downsize the Company's operations in the UK during late 2001. The UK operations now consist of a much smaller core group of billable consultants, focused primarily on providing application management and support services in the PeopleSoft market.

India revenue increased by 94.7%, or $6.0 million, from $6.4 million in 2000 to $12.4 million in 2001. The increase was attributable primarily to the growth in professional consulting services delivered through the Advanced Development Center and application management services delivered through the Global Support Center.

Operating Income (Loss). The following table displays operating income (loss) by reportable segment (in thousands).

	Year Ended December 31	
	2001	2000
United States	$ (6,991)	$ (6,228)
Asia-Pacific	368	81
Europe	(8,495)	(1,741)
India	3,078	91
Total	$(12,040)	$ (7,797)

The US operating loss increased by 12.3%, or $763,000, from $6.2 million in 2000 to $7.0 million in 2001. The increase in the operating loss was attributable primarily to the $8.2 million of restructuring and other special charges recorded in 2001. The restructuring and other special charges were related primarily to the ASP business and the termination of a project to build and operate a technology development and support center in Puerto Rico.

The charges associated with the ASP business included a write-down of approximately $6.1 million in purchased computer software and $469,000 in fixed assets, as well as $215,000 in severance costs and $152,000 in exit costs. The charges associated with the center in Puerto Rico resulted from the Company foregoing reimbursement of $1.3 million in previously incurred operating costs and fixed assets in exchange for the Government of Puerto Rico releasing the Company from all future obligations associated with the project.

Excluding the $8.2 million of charges, the US operating position improved by 119.2%, or $7.4 million, from an operating loss of $6.2 million in 2000 to operating income of $1.2 million in 2001. This improvement was attributable primarily to a $12.5 million reduction in selling, general and administrative expenses to $19.3 million, or 26.7% of revenue, in 2001, compared with $31.8 million, or 40.9% of revenue, in 2000. In 2000, the Company invested significantly in marketing and developing the application management services business. Since late 2000, the Company has been focused on improving operating efficiencies and controlling discretionary expenditures throughout the organization to maintain a proper alignment with revenue.

The decline in selling, general and administrative expenses in 2001 was partially offset by a decline in gross profit margin from 32.5% of revenue in 2000 to 31.8% of revenue in 2001. The decline in gross profit margin results from competitive pricing pressures in the US market as well as a decrease in consultant utilization rates.

APAC operating income increased by 354.3%, or $287,000, from $81,000 in 2000 to $368,000 in 2001. The increase was attributable primarily to an improvement in operating performance in Australia (an increase of $644,000) and Indonesia (an increase of $557,000), as both countries realized an improvement in gross profit margins as consultant utilization improved. The increase was partially offset by a decline in operating income in Japan (a decrease of $941,000), as gross margins declined as a result of local market conditions.

Europe operating loss increased by 387.9%, or $6.8 million, from $1.7 million in 2000 to $8.5 million in 2001. The increase was attributable primarily to an increase in the operating loss from the UK operations of $6.9 million, while the Nordic operations remained relatively stable. The significant operating loss in the UK resulted primarily from the restructuring program initiated in the UK during late 2001 as well as competitive pricing pressures and low consultant utilization. The UK restructuring costs, which totaled approximately $5.1 million, included the write-down of certain intangible assets and other long-lived assets, as well as severance costs and exit costs associated with reducing employee headcount in the region.

India operating income increased by 3,282.4%, or $3.0 million, from $91,000 in 2000 to $3.1 million in 2001. The increase was attributable primarily to a significant improvement in gross margins and selling, general and administrative expenses as a percentage of revenue.

Liquidity and Capital Resources

The Company funds its operations primarily from cash flow generated from operations and financing activities.

The Company had cash and cash equivalents of $1.6 million at December 31, 2002 and $2.1 million at December 31, 2001. The Company had working capital of $12.4 million at December 31, 2002 and $18.2 million at December 31, 2001.

Cash used in continuing operating activities was $717,000 during the year ended December 31, 2002, resulting primarily from the net loss of $8.5 million, increases in accounts receivable of $6.1 million and other current assets of $786,000 and decreases in accrued expenses and other liabilities of $743,000 and accrued restructuring charges of $710,000. These amounts were partially offset by non-cash depreciation and amortization of $3.7 million, the provision for doubtful accounts of $443,000, SeraNova receivable impairment and other charges of $8.4 million and increases in accounts payable of $2.1 million and accrued payroll and related taxes of $1.1 million. The increase in accounts receivable results from an increase in year-end billings, driven by escalating revenues. The decrease in accrued restructuring charges results from payments under the various restructuring programs. The increases in other current assets, accounts payable and accrued payroll and related taxes and decrease in accrued expenses and other liabilities result primarily from timing differences.

The Company invested $1.6 million, $3.1 million and $3.2 million in computer equipment, internal-use computer software and office furniture and fixtures in 2002, 2001 and 2000, respectively. The decrease in 2002 results from concerted efforts by management to closely monitor and curtail capital expenditures.

As discussed in Note 3 to the Consolidated Financial Statements, the Company maintains a revolving credit facility with PNC Bank, N.A. (the "Bank"). As of December 31, 2001, the Company was not in compliance with the consolidated net worth and unconsolidated net worth financial covenants. In March 2002, the Company finalized with the Bank the terms of a waiver and amendment to the credit agreement. The terms of the waiver and amendment included, among other things, (1) a waiver of the covenant defaults as of December 31, 2001, (2) a modification to the financial covenants to require that consolidated net worth and unconsolidated net worth as of December 31, 2002 be not less than 102% of consolidated net worth and unconsolidated net worth, respectively, as of December 31, 2001, (3) a modification to the consolidated net worth and unconsolidated net worth covenants to exclude any changes to consolidated net worth and unconsolidated net worth resulting from the write-down or write-off of up to $10.8 million of the note due from SeraNova, and (4) a new financial covenant requiring that the Company generate earnings before interest, taxes, depreciation and amortization ("EBITDA") of at least 90% of the prior year's EBITDA.

During 2002, the Company incurred charges related to the Company's contested 2002 Annual Meeting of Shareholders ("Proxy Contest"). The Proxy Contest charges included legal fees, proxy solicitation services and printing, mailing and other costs. As a direct result of the Proxy Contest charges, the Company was not in compliance with the EBITDA covenant as of June 30, 2002 and September 30, 2002. In January 2003, the Company finalized with the Bank the terms of a waiver and amendment to the credit agreement. The terms of the waiver and amendment included, among other things, (1) a waiver of the EBITDA covenant defaults as of June 30, 2002 and September 30, 2002, (2) a modification to the definitions of EBITDA, total stockholders equity and unconsolidated stockholders equity (for purposes of computing related covenant compliance) to exclude Proxy Contest charges of $464,000 for the quarter ended June 30, 2002 and $413,000 for the quarter ended September 30, 2002 only, (3), a reduction in the minimum EBITDA covenant for the fourth quarter and full year 2002 only, and (4) a modification to the consolidated net worth and unconsolidated net worth covenants to exclude any changes to consolidated net worth and unconsolidated net worth resulting from the write-down or write-off of up to $12.6 million of the note due from SeraNova.

The Company was in compliance with all covenants as of December 31, 2002. The Company expects to be able to comply with all financial covenants in 2003.

The Company's current revolving credit facility with PNC Bank, N.A. (the "Bank") is due to expire on May 31, 2003. The Company has requested an extension of the current agreement and believes that such extension will be granted on terms substantially similar to the previous credit facility. However, there is no assurance that the Company will be granted such an extension on acceptable terms, if at all. Should the Company not be able to obtain the credit facility extension with the Bank, the Company believes that it has the ability to obtain another revolving credit facility, with substantially similar terms, from another financial institution.

On May 31, 2000, SeraNova and the Company formalized a $15.1 million unsecured promissory note (the "Note") relating to net borrowings by SeraNova from the Company through such date. The Note bears interest at the prime rate plus 1/2%. The Company had recorded total accrued interest of $1.0 million as of December 31, 2001. The Company has not recorded any accrued interest on the balance of the Note subsequent to the maturity date of July 31, 2001. On September 29, 2000, the Company received a $3.0 million payment from SeraNova.

In September 2000, SeraNova consummated an $8.0 million preferred stock financing with two institutional investors. According to the mandatory prepayment provisions of the Note, SeraNova was required to make a prepayment of $3.0 million on the Note as a result of the stock financing. Subsequently, the Company finalized with SeraNova the terms of an agreement to waive, subject to certain conditions, certain of the mandatory prepayment obligations arising as a result of the financing. The terms of the new agreement included, among other things, that SeraNova pay the Company (i) $500,000 upon execution of the agreement; (ii) $500,000 on or before each of January 31, 2001, February 28, 2001, March 31, 2001, April 30, 2001 and May 31, 2001; and (iii) $400,000 on or before December 15, 2000 to be applied either as (a) an advance payment towards a contemplated services arrangement for hosting services to be provided to SeraNova by the Company (the "Hosting Agreement"); or (b) in the event that no such Hosting Agreement is executed on or before December 15, 2000, an additional advance prepayment toward the principal of the Note.

The Company received from SeraNova the $500,000 payment that was due upon execution of the agreement and a $400,000 payment in December 2000 as an advance payment towards the principal of the Note since no Hosting Agreement was executed before December 15, 2000.

In 2001, the Company received principal payments totaling $2.1 million from SeraNova. However, SeraNova failed to make final payment of all amounts due under the Note to the Company as of July 31, 2001. On August 16, 2001, the Company filed a complaint against the SeraNova Group. As of such date, SeraNova was obligated to pay to the Company the remaining principal (approximately $9.1 million) and accrued interest (approximately $1.0 million), or an aggregate of $10.1 million. SeraNova then filed a counterclaim against the Company for unspecified damages as a set-off against the Company's claims. In response to the Company's request for a statement of damages, SeraNova stated that it was in the process of calculating its damages, but for informational purposes claimed compensatory damages in excess of $5.5 million and punitive damages in the amount of $10.0 million. The parties have completed the discovery process and the Company has moved for summary judgment, which is scheduled to be heard by the Court on April 4, 2003. The Company believes that there is no basis to support the amounts claimed by SeraNova in its counterclaim for compensatory and punitive damages. The inability of the Company to collect the amount due from the SeraNova Group or an adverse decision with respect to the Company relating to SeraNova's counterclaim could negatively affect the Company's business, financial condition or results of operations.

As discussed in Note 5 to the Consolidated Financial Statements, SeraNova failed to pay certain outstanding lease obligations to the Company's landlords. Accordingly, on March 4, 2002, the Company filed an arbitration demand with the American Arbitration Association against the SeraNova Group. The demand for arbitration, which sought damages, alleged among other things that the SeraNova Group failed to pay outstanding lease obligations to the Company's landlords and to reimburse the Company for all rent payments made by the Company on their behalf. An arbitration hearing was held on June 25, 2002 and June 28, 2002 seeking $525,000 in outstanding lease obligations. On August 9, 2002, an award was issued in the amount of $616,905 (including attorney's fees) plus reimbursement of administrative fees, in favor of the Company and against the SeraNova Group jointly and severally. In an action filed in the Superior Court of New Jersey, the Court confirmed the $624,000 award, jointly and severally as to the SeraNova Group, and issued a writ of execution against the SeraNova Group's assets. The Sheriff of Middlesex County levied this writ of execution on October 8, 2002 against a bank account held by Silverline Technologies, Inc. On October 16, 2002, pursuant to this writ, the bank turned over $626,247 to the Sheriff. On November 6, 2002 the Sheriff sent the funds to the Company's attorneys and the funds were deposited into an attorney trust account on

November 8, 2002. On December 13, 2002, the Company commenced an action in the Superior Court of New Jersey, Chancery Division, to recover additional amounts due and owing from the SeraNova Group under the Arbitration Award and to determine whether HSBC Bank USA ("HSBC"), a creditor of the SeraNova Group, has priority to the funds levied upon by the Sheriff. On January 31, 2003, the Court entered judgment in the Company's favor in the amount of $218,805, representing the SeraNova Group's additional unpaid rent arrearages under the arbitration award. On February 28, 2003, the Court entered judgment in the Company's favor in the amount of $220,415, representing the Company's attorney's fees in connection with the Company's efforts to enforce the SeraNova Group's obligations under the arbitration award. On March 10, 2003, the Court ordered HSBC to produce discovery proving its priority to the $626,247 being held in trust. The Court is expected to rule on this issue on May 1, 2003. The Company does not believe that the outcome of this claim will have a materially adverse effect on the Company's business, financial condition or results of operations.

The Company is continuing to pursue its various legal options to obtain payment from the SeraNova Group on the Note and outstanding lease obligations. At the same time, the Company has also been periodically engaged in discussions with management of the SeraNova Group, with the objective of seeking an out of court resolution to all outstanding matters involving the Note, and certain other receivables and lease obligations. However, the Company believed that the liquidity issues plaguing the SeraNova Group required a reassessment of the realizability of these outstanding amounts. Although no final resolution had been reached, the Company believed that the substance of these discussions provided a basis for determining the approximate realizable value of the Note and other receivables, as well as an estimate of the costs required to exit certain lease obligations. Accordingly, the Company recorded the following charges during 2002:

	Write-Down of Note Receivable - SeraNova	Write-Off of Other Receivables - SeraNova	Assumption of Certain Lease Obligations	Other Charges	Total
Charges to operations during 2002	$ 5,140,000	$ 1,257,000	$ 1,501,000	$ 464,000	$ 8,362,000
Costs paid during 2002	--	--	(361,000)	(318,000)	(679,000)
Non-cash items	(5,140,000)	(1,257,000)	--	--	(6,397,000)
Accrued costs as of December 31, 2002	$ --	$ --	$ 1,140,000	$ 146,000	$ 1,286,000

In 2002, the Company recorded a $5.1 million charge to write-down the carrying value of the Note to $4.0 million. The Company also recorded a $1.3 million charge to write-off the carrying value of the other SeraNova receivables (primarily, accrued interest on the Note and a receivable for a system implementation project). Additionally, the Company recorded a charge of $1.5 million for certain lease exit costs. Such charge represents primarily an accrued liability for obligated space costs for which the Company currently believes it cannot use or sublease and the differential between certain Company lease obligations and sublease amounts to be received. As of December 31, 2002, $1.3 million of the liability remains outstanding, of which $1.0 million is included in other long-term liabilities.

At December 31, 2002, the Company re-evaluated the realizability of the carrying value of the Note, as well as any required change to the obligations associated with the office space costs. Based upon the current status of the negotiations with the SeraNova Group, the Company determined that no change to the carrying value of the Note or the recorded liability was appropriate as of December 31, 2002. However, if the Company were to collect less than $4.0 million on the Note recorded as of December 31, 2002, or incur additional obligations or costs, the SeraNova receivable impairment and/or charges would be increased in future periods.

The Company's 2003 operating plan contains assumptions regarding revenue and expenses. The achievement of the operating plan depends heavily on the timing of work performed by the Company on existing projects and the ability of the Company to gain and perform work on new projects. Project cancellations, delays in the timing of work performed by the Company on existing projects or the inability of the Company to gain and perform work on new projects could have an adverse impact on the Company's ability to execute its operating plan and maintain adequate cash flow. In the event actual results do not meet the operating plan, management believes it could execute contingency plans to mitigate such effects. Such plans include additional cost reductions or seeking additional financing. Considering the cash on hand, the remaining availability under the credit facility and based on the achievement of the operating plan and management's actions taken to date, management believes it has the ability to continue to generate sufficient cash to satisfy its operating requirements in the normal course of business.

The Company believes that its available credit arrangements and the cash flow expected to be generated from operations will be adequate to satisfy its current and planned operations for at least the next 12 months.

During the first quarter of 2003, the Company has been actively evaluating strategic alternatives related to its Asia-Pacific operations, as a result of continuing operating underperformance and the resulting negative impact on cash flows within the region. Although no definitive agreement has been executed, the Company has been negotiating the divestiture of certain of its Asia-Pacific entities to an unrelated third party. The divesture transaction would involve the sale of stock of the Company's subsidiaries in Australia, Hong Kong, New Zealand (including Indonesia) and Singapore (the "APAC Subsidiaries") in exchange for a nominal ownership interest in a newly created company. The Company plans on continuing to conduct negotiations with such unrelated third party.

The following is summarized financial information for the APAC Subsidiaries:

	Years Ended December 31, 2002	2001	2000
Revenue	$ 7,029,000	$ 8,426,000	$ 7,372,000
Pre-tax income (loss)	(976,000)	582,000	(715,000)
Income tax provision (benefit)	69,000	252,000	48,000
Income (loss) from operations	(1,045,000)	330,000	(763,000)

	December 31, 2002	December 31, 2001
Current assets	$ 3,136,000	$ 2,677,000
Total assets	3,811,000	3,251,000
Current liabilities	6,042,000	4,456,000
Total liabilities	6,042,000	4,460,000
Net assets of operations	(2,231,000)	(1,209,000)

Contractual Obligations and Other Commercial Commitments

The following tables summarize the Company's contractual obligations and other commercial commitments as of December 31, 2002:

	Payments Due by Period				
Description of Contractual Obligation	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Revolving Credit Facility	$ 6,059,000	$ 6,059,000	$ --	$ --	$ --
Capital Lease Obligations	378,000	315,000	63,000	--	--
Operating Lease Obligations	9,451,000	2,227,000	3,743,000	2,586,000	895,000
Other Long-Term Liabilities	1,028,000	213,000	426,000	389,000	--
Total Contractual Obligations	$16,916,000	$ 8,814,000	$4,232,000	$2,975,000	$895,000

The Company uses its $20.0 million revolving credit facility with PNC Bank to fund the working capital needs of the business; therefore, the outstanding borrowings under the credit facility fluctuate accordingly. The credit facility is collateralized by substantially all of the assets of the United States based operations. The maximum borrowing availability under the line of credit is based upon a percentage of eligible billed and unbilled accounts receivable, as defined. As of December 31, 2002, the Company had outstanding borrowings under the credit facility of $6.1 million. The Company estimates undrawn availability under the credit facility to be $7.4 million as of December 31, 2002.

The Company's current revolving credit facility with PNC Bank, N.A. (the "Bank") is due to expire on May 31, 2003. The Company has requested an extension of the current agreement and believes that such extension will be granted on terms substantially similar to the previous credit facility. However, there is no assurance that the Company will be granted such an extension on acceptable terms, if at all. Should the Company not be able to obtain the credit facility extension with the Bank, the Company believes that it has the ability to obtain another revolving credit facility, with substantially similar terms, from another financial institution.

The Company has also entered into various contractual arrangements to obtain certain office space, office equipment and vehicles under capital and operating leases.

Nasdaq National Market

On April 4, 2002, the Company received a letter from the Nasdaq Stock Market ("Nasdaq") advising the Company that it failed to meet Nasdaq requirements for continued listing as the closing "bid" price of the Company's common stock was less than $1.00 for 30 trading days. On May 13, 2002, the Company received a letter from Nasdaq advising the Company that it had regained compliance with the continued listing requirements.

On November 7, 2002, the Company received another letter from Nasdaq advising the Company that it failed to meet Nasdaq requirements for continued listing as the closing "bid" price of the Company's common stock was less than $1.00 for 30 trading days. On January 28, 2003, the Company received a letter from Nasdaq advising the Company that it had regained compliance with the continued listing requirements.

In the future, should the Company fail to maintain a minimum closing bid price of $1.00 for a period of 30 consecutive trading days, it would once again be subject to notification by Nasdaq that it failed to meet Nasdaq requirements for continued listing. Upon such notice, the Company would have 180 days from the notice date to regain compliance by having the bid price for its Common Stock close at $1.00 or greater for a minimum of 10 consecutive trading days during the 180-day compliance period. A delisting from the Nasdaq National Market could severely and adversely affect the market liquidity of the Company's Common Stock.

Related Party Transactions and Transactions with Affiliates

Nagarjun Valluripalli, the Chief Executive Officer and a Director of the Company, Rajkumar Koneru, a former Director of the Company, and Ashok Pandey, an affiliate of the Company, were the sole shareholders of Intelligroup Asia Private Ltd. ("Intelligroup Asia"). Historically, Intelligroup Asia operated the Advanced Development Center in Hyderabad, India for the sole and exclusive use and benefit of the Company and all contracts and commercial arrangements of Intelligroup Asia were subject to prior approval by the Company. The Company and Messrs. Valluripalli, Koneru and Pandey entered into an agreement pursuant to which the Company would, subject to necessary Indian government approvals, acquire the shares of Intelligroup Asia for nominal consideration. Such Indian government approvals were received in September 1997. As a result, the Company currently owns 99.8% of the shares of Intelligroup Asia.

The Board of Directors of the Company has adopted a policy requiring that any future transactions between the Company and its officers, directors, principal shareholders and their affiliates be on terms no less favorable to the Company than could be obtained from unrelated third parties. In addition, New Jersey law requires that any such transactions be approved by a majority of the disinterested members of the Company's Board of Directors.

During 2002, the Company provided services to FirePond, which produced revenues for the Company totaling approximately $329,000. A member of the Company's Board of Directors, Klaus P. Besier, serves as the Chief Executive Officer of FirePond. The Company provided implementation services to various end clients, as a sub-contractor to FirePond. Services were priced at rates comparable to other similar sub-contracting arrangements in which the Company regularly participates.

During 2002, the Company provided implementation services to McCann Erickson, which produced revenues for the Company totaling approximately $242,000. A member of the Company's Board of Directors, Nic Di Iorio, serves as the Chief Technology Officer of McCann Erickson. Services were priced at rates comparable to other similar arrangements in which the Company regularly participates.

Recently Issued Accounting Standards

In August 2001, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for fiscal years beginning after June 14, 2002. The Company has evaluated the impact of the adoption of SFAS No. 143, which is effective for the Company as of January 1, 2003, and does not believe it will have a material impact on the Company's consolidated financial position or consolidated results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The Company is evaluating the impact of the adoption of SFAS No. 146, which is effective for the Company as of January 1, 2003, but does not believe it will have a material impact on the Company's consolidated financial position or consolidated results of operations.

In November 2002, the FASB issued Interpretation ("FIN") No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN No. 45 expands the disclosures made by a guarantor in its financial statements about its obligations under certain guarantees and requires the guarantor to recognize a liability (with a corresponding reduction in revenue) for the fair value of the obligation assumed under certain guarantees. FIN No. 45 clarifies the requirements of SFAS No.5, "Accounting for Contingencies," relating to guarantees. In general, FIN No. 45 applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in a specified interest rate, security price, foreign exchange rate or other variable that is related to an asset, liability, or equity security of the guaranteed party, or failure of another party to perform under an obligating agreement (performance guarantees). Certain guarantee contracts are excluded from both the disclosure and recognition requirements of this interpretation, including, among others, guarantees relating to employee compensation, residual value guarantees under capital lease arrangements, commercial letters of credit, loan commitments, subordinated interests in a special purpose entity and guarantees of a company's own future performance. Other guarantees are subject to the disclosure requirements of FIN No. 45 but not to the recognition provisions and include, among others, a guarantee accounted for as a derivative instrument under SFAS No. 133, and a guarantee covering product performance, not product price. The disclosure requirements of FIN No. 45 are effective for the Company as of December 31, 2002, and require disclosure of the nature of the guarantee, the maximum potential amount of future payments that the guarantor could be required to make under the guarantee, and the current amount of the liability, if any, for the guarantor's obligations under the guarantee. The recognition requirements of FIN No. 45 are to be applied prospectively to guarantees issued or modified after December 31, 2002. The Company has evaluated the impact of the adoption of FIN No. 45, and does not believe it will have a material impact on the Company's consolidated financial position or consolidated results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation ("Transition Provisions"). In addition, SFAS No. 148 amends the disclosure requirements of Accounting Principal Board ("APB") Opinion No. 28, "Interim Financial Reporting," to require pro forma disclosure in interim financial statements by companies that elect to account for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25 ("Disclosure Provisions"). The Transition Provisions of SFAS No. 148 are effective for financial statements for fiscal years ending after December 31, 2002. The Company continues to use the intrinsic value method of accounting for stock-based compensation. As a result, the Transition Provisions do not have an effect on the Company's consolidated financial statements. The Company has adopted the Disclosure Provisions of SFAS No. 148.

European Monetary Union (EMU)

The Company currently only operates in certain European countries that do not participate in the EMU. Therefore, the Company believes that the recent conversion to the euro did not have a material financial impact on its operations in Europe. However, the Company would re-evaluate the financial impact of the conversion to the euro on its operations should those countries in which the Company operates decide to join the EMU.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Although the Company cannot accurately determine the precise effect thereof on its operations, it does not believe inflation, currency fluctuations or interest rate changes have historically had a material effect on its revenues or results of operations. Any significant effects of inflation, currency fluctuations and changes in interest rates on the economies of the United States, Europe or Asia Pacific could adversely impact the Company's revenues and results of operations in the future. If there is a material adverse change in the relationship between European currencies and/or Asian currencies and the United States Dollar, such change would adversely affect the result of the Company's European and/or Asia Pacific operations as reflected in the Company's financial statements. The Company has not hedged its exposure with respect to this currency risk, and does not expect to do so in the future, since it does not believe that it is practicable for it to do so at a reasonable cost.

Item 8. Financial Statements and Supplementary Data.

The financial statements and supplementary data required to be filed pursuant to this Item 8 are included in this Annual Report on Form 10-K. A list of the financial statements and supplementary data filed herewith is found at "Item 15. Exhibits, List, and Reports on Form 8-K."

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

In June 2002, after a review of the events concerning Arthur Andersen LLP ("Andersen"), the Company's Board of Directors delegated to its Audit Committee the responsibility to work with the Company's management to review the qualifications of the major national accounting firms to serve as the Company's independent public accountants for the fiscal year ending December 31, 2002. On July 25, 2002, the Company dismissed Andersen as the Company's auditors. Andersen's reports on the Company's consolidated financial statements for each of the years ended December 31, 2001, 2000 and 1999 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principals. During the years ended December 31, 2001 and 2000 and the subsequent interim period through July 25, 2002, there were no disagreements with Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to Andersen's satisfaction, would have caused Andersen to make reference to the subject matter in connection with its report on the Company's consolidated financial statements for such years. Further, there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

On July 25, 2002, the Company's Board of Directors, upon the recommendation of its Audit Committee, engaged Deloitte & Touche LLP as the Company's new independent auditors.

PART III

Item 10. Directors and Executive Officers of the Registrant.

All of the persons whose names and biographies appear below are at present Directors of the Company. Nominees for election to the Company's Board of Directors at the Company's Annual Meeting of Shareholders have not yet been determined.

The current members of the Board of Directors are:

Name	Age	Served as a Director Since	Positions with the Company
Nagarjun Valluripalli.........	34	1994	Chairman of the Board, President, Chief Executive Officer and Director
Klaus P. Besier	51	1996	Director
Dennis McIntosh................	47	2000	Director
Alexander Graham Wilson .	54	2002	Director
Prabhas Panigrahi	43	2002	Director
Nic Di Iorio........................	43	2002	Director

The principal occupations and business experience, for at least the past five years, of each Director and nominee is as follows:

Nagarjun Valluripalli joined the Company in March 1994 and currently serves as Chairman of the Board, President, Chief Executive Officer and as a Director of the Company. From January 4, 2000 until December 15, 2000, Mr. Valluripalli served as Co-Chief Executive Officer. From March 1994 through October 1997, Mr. Valluripalli served as an Executive Vice President of the Company. In May 1993, Mr. Valluripalli co-founded Oxford Systems, Inc., a systems integration company ("Oxford"). In March 1994, Mr. Valluripalli and his co-founder sold all of the issued and outstanding capital stock of Oxford to the Company. Prior to founding Oxford, from 1990, Mr. Valluripalli was marketing manager for VJ Infosystems, a software training and services company. From September 9, 1999 until March 8, 2001, Mr. Valluripalli also served on the Board of Directors of SeraNova, Inc., formerly a majority-owned subsidiary of the Company spun off from the Company in a tax-free distribution to its shareholders on July 5, 2000.

Klaus P. Besier served as a Director of the Company from December 1996 until his resignation in April 1999. Mr. Besier rejoined the Board upon his election by the Board in May 1999. Since July 1997, Mr. Besier has served as President, Chief Executive Officer and a Director of FirePond, Inc., a publicly-traded provider of e-business solutions. From 1996 to 1997, Mr. Besier was Chairman and Chief Executive Officer of Primix Solutions. From 1992 to

1996, Mr. Besier served as Chief Executive Officer and President of SAP America, Inc., a subsidiary of SAP AG and a leading provider of client/service business application solutions software. Prior to joining SAP America, Inc., Mr. Besier was Corporate Vice President and general manager of a subsidiary of Hoechst Celanese.

Dennis McIntosh was elected to the Board of Directors of the Company in February 2000. Since April 1999, Mr. McIntosh has served as Executive Vice President of SBLI Mutual Life Insurance Company of New York, Inc., and has fifteen years of business experience in insurance operations and technology, financial management and consulting. From March 1997 until April 1999, Mr. McIntosh served as Senior Manager at Ernst & Young Consulting, LLP. Prior to that, from September 1993 until March 1997, Mr. McIntosh served as CIO & Vice President of Operations at Blue Cross and Blue Shield of Massachusetts. From May 1986 to September 1993, Mr. McIntosh served as Audit Director for Reed Elsevier Corporation. From May 1985 to May 1986, Mr. McIntosh served as Audit Manager for Chelsea Industries. From May 1981 to May 1985 he served as an auditor for GTE Corporation. From May 1981 to May 1983, Mr. McIntosh served as an auditor at Coopers and Lybrand. Mr. McIntosh received a Masters of Business Administration degree from The University of Connecticut in 1981 and is a certified public accountant.

Alexander Graham Wilson was elected to the Board of Directors in June 2002. He currently serves as a Director of Xendra Limited, a Wellington, New Zealand company, and has been pursuing private business interests including several IT management and consulting assignments since 1998. Since 1999, Mr. Wilson has also been a member of the Technology New Zealand Advisory Committee for the Foundation of Research, Science and Technology. From 1984 to 1998, Mr. Wilson worked for Azimuth Consulting Limited, an independent technology consultant company located in Wellington, New Zealand, which he co-founded in 1983 and which was acquired in late 1998 by Intelligroup, Inc. From 1992 to 1997, he was a member of the Executive Committee of the Information Technology Association of New Zealand. From 1994 until 1995 Mr. Wilson was a Director of Public Record Access New Zealand Limited, a joint venture between Telecom New Zealand, Unisys New Zealand and Azimuth. Mr. Wilson received a degree with honors from Auckland University in New Zealand and did post-graduate work at Monash University in Melbourne, Australia.

Prabhas Panigrahi was elected to the Board of Directors in June 2002. Mr. Panigrahi currently serves as a Director of Research at Kevin Dann & Partners, a New York based investment banking firm. From August 2001 until March 2002 Mr. Panigrahi served as Partner, Managing Director and Head of Research at Brask and Company, a European investment bank, based in London, where he covered European technology strategy and software and services sectors. From July 1998 to August 2001, Mr. Panigrahi worked as Senior Vice President and Director in equity research for Dresdner Kleinwort Wasserstein in New York and London covering multiple sectors, including the global technology sector. Prior to that, from June 1996 to July 1998, Mr. Panigrahi worked at Credit Suisse First Boston in New York as Vice President in equity research and from 1992 to 1996 with Bankers Trust Company (Deutsche Bank) in New York as an Associate in corporate finance and mergers and acquisition departments. Prior to his investment-banking career, from 1984-1989 Mr. Panigrahi worked with McDermott, Inc. in Houston, Texas as a Professional Engineer. As an analyst, Institutional Investors, Reuters, Latin Finance, Global Investors and Greenwich polls have ranked Mr. Panigrahi. Mr. Panigrahi has a

Bachelor of Technology (with Honors) degree in engineering from the Indian Institute of Technology, a Masters degree in Engineering from Texas A&M University, a Masters of Business Administration in International Business from Katholieke Universiteit, Belgium and a Masters of Business Administration in Finance from the University of Chicago.

Nic Di Iorio was elected to the Board of Directors in July 2002. Mr. Di Iorio joined McCann-Erickson Worldwide in April 1995 as Senior Vice President, Director of Information Technology, with overall responsibilities for McCann-Erickson's worldwide IT strategy and implementation. Mr. Di Iorio emphasizes the use of technology to enhance the quality of McCann's product, business development and management decision-making. He sets overall direction and strategies on IT, working with management from every level of professional and administrative discipline. Additionally, Mr. Di Iorio heads MCT Inc., a wholly owned subsidiary of the McCann-Erickson WorldGroup, that specializes in general and industry-specific IT services. MCT operates as an applications services provider and delivers financial, production and media management systems, and collaborative/strategic Intranet/Extranet web tools worldwide. Prior to joining McCann, Mr. Di Iorio spent four years at Young & Rubicam as Vice President, Director of Global Network Services, responsible for the worldwide strategy and implementation of its IT infrastructure. Prior to that, he spent ten years in Research and Development organizations at GTE and AT&T Bell Laboratories working on new technologies in the area of distributed systems, data networking, security and telecommunications. He held various leadership roles in the ISO and CCITT international standards committees, where he authored two international standards and chaired two subcommittees. He also participated in the Internet's IETF committee. Mr. Di Iorio holds Bachelor and Master degrees in Computer Science, has published in both trade and professional publications and has been a key speaker at trade and professional conferences.

All Directors hold office until the next Annual Meeting of Shareholders and until their successors are duly elected and qualified. There are no family relationships among any of the executive officers, Directors and key employees of the Company.

Compensation of Directors

On August 8, 2002, the Company's Board of Directors (the "Board") amended its policy to compensate each of its non-employee Directors. Pursuant to the Company's amended policy, each non-employee director will receive the following cash payments and option grants: (i) $30,000 annual fee to be paid in arrears after the Company's Annual Meeting of Shareholders (the "Annual Meeting"); (ii) $3,000 per each meeting of the Board attended; (iii) $2,000 per each meeting of the Audit Committee attended; (iv) $1,000 per each meeting of any other committee of the Board attended; and (v) an annual stock option grant of 10,000 shares of the Company's Common Stock to be granted in arrears after the Annual Meeting. The option grant is subject to the Company's standard vesting program. With respect to Directors who serve less than one year, the $30,000 annual fee is pro rated as to the number of Board meetings held during the year for which such compensation is being paid. Other than Messrs. Besier, McIntosh, Wilson, Panigrahi and Di Iorio, who are compensated pursuant to such policy, Directors do not otherwise receive cash compensation pursuant to such policy. The Company reimburses Directors for reasonable and necessary expenses incurred in connection with attendance at meetings of the Board.

In addition, on June 3, 1996, the Board of Directors approved and the shareholders adopted the Company's 1996 Non-Employee Director Stock Option Plan (the "Director Plan"), which became effective on July 12, 1996. The Director Plan provides for the grant of options to purchase a maximum of 140,000 shares of Common Stock of the Company to non-employee Directors of the Company. The Board of Directors administers the Director Plan.

Each person who was a Director of the Company on the effective date of the Company's initial public offering or became or will become a Director of the Company thereafter, and who is not also an employee or officer of the Company, was or shall be granted, on the date of such initial public offering or the date on which he or she became or becomes a Director, whichever is later, an option to purchase 20,000 shares of Common Stock, at an exercise price per share equal to the then fair market value of the shares. No subsequent grants are permitted to such individuals under the Director Plan. All options become exercisable in five equal annual installments commencing one year after the date of grant provided that the optionee then remains a Director at the time of vesting of the installments. The right to exercise annual installments of options will be reduced proportionately based on the optionee's actual attendance at Directors' meetings if the optionee fails to attend at least 80% of the Board of Directors' meetings held in any calendar year. The term of each option will be for a period of ten years from the date of grant, unless sooner terminated in accordance with the Director Plan. Options may not be transferred except by will or by the laws of descent and distribution or pursuant to a domestic relations order and are exercisable to the extent vested at any time prior to the scheduled expiration date of the option. The Director Plan terminates on the earlier of May 31, 2006 or at such time as all shares of Common Stock currently or hereafter reserved for issuance shall have been issued.

Members of the Board of Directors, including non-employee Directors, also are eligible to receive option grants pursuant to the 1996 Plan.

On June 6, 2002, each of Messrs. Wilson and Panigrahi received options to purchase 20,000 shares of the Company's Common Stock under the Company's Director Plan at an exercise price of $1.62 per share, the fair market value of the Company's Common Stock at the date of grant.

On July 25, 2002, Mr. Di Iorio received options to purchase 20,000 shares of the Company's Common Stock under the Company's Director Plan at an exercise price of $1.09 per share, the fair market value of the Company's Common Stock at the date of grant.

On August 8, 2002, each of Messrs. Besier and McIntosh received options to purchase 10,000 shares of the Company's Common Stock under the Company's 1996 Stock Plan at an exercise price of $1.15 per share, the fair market value of the Company's Common Stock at the date of grant.

Executive Officers

The following table identifies the current executive officers of the Company:

Name	Age	Capacities in Which Served	In Current Position Since
Nagarjun Valluripalli	34	Chairman of the Board, President, Chief Executive Officer and Director	2000
Nicholas Visco[(1)]	43	Senior Vice President-Finance & Administration, Chief Financial Officer, Treasurer and Secretary	2000

(1) *Nicholas Visco* joined the Company in July 1998 and currently serves as Senior Vice President – Finance & Administration, Chief Financial Officer, Treasurer and Secretary. Mr. Visco was appointed Vice President-Finance and Chief Financial Officer in October 1999. Additionally, Mr. Visco was appointed Treasurer and Secretary in November 1999. From July 1998 through September 1999, Mr. Visco served as the Company's Corporate Controller. Prior to joining the Company, from September 1993 until July 1998, Mr. Visco served as Director of Financial Planning and Corporate Controller for Xpedite Systems, Inc., a provider of enhanced messaging services. Mr. Visco received his undergraduate degree from Rutgers University in Economics and Accounting and is a Certified Public Accountant.

None of the Company's executive officers is related to any other executive officer or to any Director of the Company. Executive officers of the Company are elected annually by the Board of Directors and serve until their successors are duly elected and qualified.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's Directors, officers and shareholders who beneficially own more than 10% of any class of equity securities of the Company registered pursuant to Section 12 of the Exchange Act (collectively, the "Reporting Persons") to file initial statements of beneficial ownership of securities and statements of changes in beneficial ownership of securities with respect to the Company's equity securities with the Securities and Exchange Commission (the "SEC"). All Reporting Persons are required by SEC regulation to furnish the Company with copies of all reports that such Reporting Persons file with the SEC pursuant to Section 16(a). Except as set forth below, based solely on the Company's review of the copies of such forms received by the Company and upon written representations of the Company's Reporting Persons received by the Company, the Company believes that there has been compliance with all Section 16(a) filing requirements applicable to such Reporting Persons.

Each of Prabhas Panigrahi and Alexander Graham Wilson filed a Form 3 on June 18, 2002. Such Form 3 should have been filed no later than June 17, 2002.

Item 11. Executive Compensation.

Summary of Compensation

The following Summary Compensation Table sets forth information concerning compensation for services in all capacities awarded to, earned by or paid to each person who served as the Company's Chief Executive Officer at any time during 2002 and each other executive officer of the Company whose aggregate cash compensation exceeded $100,000 (collectively, the "Named Executives") during the years ended December 31, 2000, 2001 and 2002.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation Awards	
Name and Principal Position (a)	**Year (b)**	**Salary ($) (c)**	**Bonus ($) (d)**	**Other Annual Compensation ($) (e)[1]**	**Securities Underlying Options (#) (g)**	**All Other Compensation ($) (i)**
Nagarjun Valluripalli.........	2002	350,000	--	--	1,050,000	10,202[3]
Chairman of the Board,	2001	350,000	200,000[2]	--	--	10,202[3]
President and Chief	2000	349,992	--	--	300,000[4]	10,202[3]
Executive Officer						
Nicholas Visco..................	2002	200,000	--	--	25,000	--
Senior Vice President –	2001	200,000	75,000[5]	--	--	--
Finance &	2000	158,333	50,000[5]	--	117,500[6]	--
Administration, Chief						
Financial Officer,						
Treasurer and Secretary						

(1) In accordance with the rules of the Securities and Exchange Commission, other compensation in the form of perquisites and other personal benefits have been omitted in those instances where such perquisites and other personal benefits constituted less than the lesser of $50,000 or 10% of the total annual salary and bonus for the Named Executive for the fiscal year.

(2) Represents a bonus for the full year 2001, which was approved by the Company's Compensation Committee in March 2002. A $60,000 compensation advance provided to Mr. Valluripalli in May 2001 was offset against such bonus. The balance of such bonus was paid in August 2002.

(3) Represents the value of insurance premiums paid by the Company with respect to term and whole life insurance for the benefit of the Named Executive.

(4) Represents stock options granted during fiscal year 1999 and which were outstanding as of July 5, 2000, the exercise price of which the Company adjusted in 2000 to reflect the impact of the spin-off by the Company of SeraNova, Inc.

(5) Mr. Visco earned a bonus of $75,000 and $50,000 for the fiscal years 2000 and 1999, respectively. Such bonuses were paid in 2001 and 2000, respectively.

(6) Represents stock options previously granted to Mr. Visco during fiscal 1998, 1999 and 2000 and which were outstanding as of July 5, 2000, the exercise price of which the Company adjusted in 2000 to reflect the impact of the spin-off by the Company of SeraNova, Inc.

Option Grants in 2002

The following table sets forth information concerning individual grants of stock options made pursuant to the Company's 1996 Plan during 2002 to each of the Named Executives. The Company has never granted any stock appreciation rights.

OPTION GRANTS IN LAST FISCAL YEAR

Individual Grants						
Name (a)	*Number of* Securities Underlying Options Granted (#) [1] (b)	*Percent of Total* Options Granted to Employees in Fiscal Year[2] (c)	Exercise or Base Price ($/SH) (d)	Expiration Date (e)	*Potential Realizable Value At* Assumed Annual Rates of Stock Price Appreciation For Option Term[3] 5%($) (f)	 10%($) (g)
Nagarjun Valluripalli...	750,000 300,000	67.9% 27.1%	0.90 0.90	9/22/12 9/22/12	424,508 169,803	1,075,748 430,299
Nicholas Visco	25,000	2.3%	1.07	2/7/12	16,823	42,631

(1) Such options were granted pursuant to the Company's 1996 Plan. The 1996 Plan was adopted by the Board of Directors and approved by the shareholders of the Company on June 3, 1996, and became effective on July 12, 1996. A total of 5,200,000 shares are reserved for issuance upon the exercise of options and/or stock purchase rights granted under the 1996 Plan, 3,962,034 of which have been granted as of December 31, 2002. Those eligible to receive stock option grants or stock purchase rights under the 1996 Plan include employees, non-employee Directors and consultants. The Compensation Committee of the Board of Directors of the Company administers the 1996 Plan. Subject to the provisions of the 1996 Plan, the administrator of the 1996 Plan has the discretion to determine the optionees and/or grantees, the type of options to be granted (incentive stock

options ("ISOs") or non-qualified stock options ("NQSOs")), the vesting provisions, the terms of the grants and such other related provisions as are consistent with the 1996 Plan. The exercise price of an ISO may not be less than the fair market value per share of the Common Stock on the date of grant or, in the case of an optionee who beneficially owns 10% or more of the outstanding capital stock of the Company, not less than 110% of the fair market value per share on the date of grant. The exercise price of a NQSO may not be less than 85% of the fair market value per share of the Common Stock on the date of grant or, in the case of an optionee who beneficially owns 10% or more of the outstanding capital stock of the Company, not less than 110% of the fair market value per share on the date of grant. The purchase price of shares issued pursuant to stock purchase rights may not be less than 50% of the fair market value of such shares as of the offer date of such rights. The options terminate not more than ten years from the date of grant, subject to earlier termination on the optionee's death, disability or termination of employment with the Company, but provide that the term of any options granted to a holder of more than 10% of the outstanding shares of capital stock may be no longer than five years. Options are not assignable or otherwise transferable except by will or the laws of descent and distribution. In the event of a merger or consolidation of the Company with or into another corporation or the sale of all or substantially all of the Company's assets in which the successor corporation does not assume outstanding options or issue equivalent options, the Board of Directors of the Company is required to provide accelerated vesting of outstanding options. The 1996 Plan terminates on July 11, 2006 unless sooner terminated by the Board of Directors.

(2) Based on an aggregate of 1,105,000 options granted to employees in 2002, including options granted to the Named Executives.

(3) Based on a grant date fair market value of $0.90 for the grants to Mr. Valluripalli and $1.07 for the grant to Mr. Visco.

Aggregated Option Exercises in Fiscal 2002 and Year-End Option Values

The following table sets forth information concerning each exercise of options during 2002 by each of the Named Executives and the year-end number and value of unexercised options held by each of the Named Executives.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

Name (a)	Shares Acquired on Exercise (#) (b)	Value Realized ($) (c)	Number of Securities Underlying Unexercised Options at Fiscal Year-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)[1] Exercisable/ Unexercisable (e)
Nagarjun Valluripalli ...	--	--	225,000/ 1,125,000	-- / $94,500
Nicholas Visco	--	--	105,000/ 37,500	-- / --

(1) Based on a year-end fair market value of the underlying securities equal to $0.99 less the exercise price for such shares.

Employment Agreements, Change-In-Control Agreements, Indemnification Agreements, Non-Competition, Non-Disclosure and Non-Solicitation Agreements

Mr. Valluripalli entered into a two-year employment agreement with the Company commencing on September 20, 2002. Pursuant to the terms of such agreement, Mr. Valluripalli is entitled to, among other things, (i) an annual base salary of $350,000; (ii) a potential annual bonus based upon meeting and exceeding the Company's annual budget approved by the Company's Board of Directors for pre-tax income; (iii) continuation of base salary payments for a fifteen (15) month period and reimbursement for medical benefits pursuant to an election under COBRA in the event of the Company's termination of Mr. Valluripalli's employment with the Company without cause. In addition to the provisions of such agreement requiring Mr. Valluripalli to maintain the confidentiality of the Company's proprietary information and assign inventions to the Company, Mr. Valluripalli has agreed that during the term of his employment and for a period of fifteen (15) months following the termination of his employment with the Company, he shall not, among other things, (i) interfere with the Company's customer relationships or (ii) solicit the Company's employees, executives and affiliates. In the event that Mr. Valluripalli's employment is terminated during the period beginning one (1) month before, and ending twelve (12) months after, a Change in Control (as such term is defined in the

Employment Agreement), then (i) Mr. Valluripalli shall receive continuation of base salary payments for a fifteen (15) month period and reimbursement for medical benefits pursuant to an election under COBRA; (ii) the non-competition restrictions, including the restrictions that Mr. Valluripalli not solicit the Company's customers or solicit the Company's employees, executives and affiliates shall lapse; and (iii) the unvested portion of any stock options granted by the Company to Mr. Valluripalli shall vest in full and become exercisable.

On November 4, 1998, Mr. Visco entered into a change-in-control agreement with the Company. Mr. Visco entered into an employment agreement with the Company commencing October 1, 1999, which, in addition to terms of employment, amended certain provisions of his change-in-control agreement. Pursuant to his change-in-control agreement, as amended, if Mr. Visco's employment is terminated during the three-month period before or during the one-year period after a Change-in-Control (as defined therein) then Mr. Visco is entitled to, among other things, (i) twelve times his regular monthly salary minus the number of months since the change-in-control, (ii) the Company's cost of the then available health insurance benefits for a period of twenty-four (24) months and (iii) eighty (80%) percent of the unvested portion of any stock options granted by the Company to Mr. Visco shall vest in full and become immediately exercisable. Such employment agreement, as amended on November 1, 2000, is terminable at will by either party upon 30 days notice. Pursuant to the terms of such agreement, Mr. Visco is entitled to, among other things, (i) an annual base salary of $200,000; (ii) a potential annual bonus of 50% of such base salary; and (iii) continuation of base salary payments for a twelve (12) month period and a pro-rata bonus payment in the event of the Company's termination of Mr. Visco's employment with the Company without cause. In addition to the provisions of such agreement requiring Mr. Visco to maintain the confidentiality of the Company's proprietary information and assign inventions to the Company, Mr. Visco has agreed that during the term of his employment and for a period of one year following the termination of his employment with the Company, he shall not, among other things, (i) interfere with the Company's customer relationships or (ii) solicit the Company's employees, executives and affiliates.

In addition to the foregoing, the Company has executed indemnification agreements with each of its executive officers and Directors pursuant to which the Company has agreed to indemnify such party to the full extent permitted by law, subject to certain exceptions, if such party becomes subject to an action because such party is a Director, officer, employee, agent or fiduciary of the Company.

Substantially all of the Company's employees have agreed, pursuant to written agreement, not to compete with the Company, not to disclose Company information and not to solicit Company employees.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee currently consists of Messrs. Besier, McIntosh and Panigrahi. Messrs. Besier, McIntosh and Panigrahi have not served as either an officer or employee of the Company or any of its subsidiaries at any time. Mr. Besier serves as the Chief Executive Officer of FirePond, Inc. (formerly Clear With Computers, Inc.) ("FirePond"). During 2002, the Company provided services to FirePond, which produced revenues for the Company totaling approximately $329,000. The Company also provided implementation services to various end clients, as a sub-contractor to FirePond. Services were priced at rates comparable to other similar sub-contracting arrangements in which the Company regularly participates. There are no, and during 2002 there were no, Compensation Committee Interlocks.

Performance Graph

The following graph compares the cumulative total shareholder return on the Company's Common Stock with the cumulative total return on the Nasdaq Market Index and Peer Group Index (capitalization weighted) for the period beginning on December 31, 1997 and ending on the last day of the Company's last completed fiscal year. The stock performance shown on the graph below is not indicative of future price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN (1)(2)
AMONG INTELLIGROUP, INC., THE NASDAQ STOCK MARKET (U.S.) INDEX
AND A PEER GROUP (3)



DOLLARS
300
250
200
150
100
50
0
12/97
12/98
12/99
12/00
12/01
12/02
INTELLIGROUP, INC.
NASDAQ STOCK MARKET (U.S.)
PEER GROUP

* $100 invested on 12/31/97 in stock or index-
including reinvestment of dividends.
Fiscal year ending December 31.

	12/31/97	12/31/98	12/31/99	12/31/00	12/31/01	12/31/02
Intelligroup, Inc.	$100.00	$ 93.46	$129.41	$ 4.58	$ 5.12	$ 5.18
Nasdaq Market Index.................	$100.00	$140.99	$261.48	$157.42	$124.89	$ 86.34
Peer Group Index (Capitalization Weighted)........	$100.00	$117.59	$236.60	$ 38.55	$ 32.79	$ 12.97

(1) Graph assumes $100 invested on December 31, 1997 in the Company's Common Stock, the Nasdaq Composite Index and the Peer Group Index (capitalization weighted).

(2) Cumulative total return assumes reinvestment of dividends.

(3) The Company has constructed a Peer Group Index of other information technology consulting firms consisting of Sapient Corporation, Technology Solutions Company, Answer Think Consulting Group, Inc., Igate Capital Corporation, Covansys Corporation (formerly known as Complete Business Solutions, Inc.) and Computer Horizons Corp.

Compensation Committee Report on Executive Compensation

The Compensation Committee has furnished the following report:

The Company's executive compensation policy is designed to attract and retain highly qualified individuals for its executive positions and to provide incentives for such executives to achieve maximum Company performance by aligning the executives' interest with that of shareholders by basing a portion of compensation on corporate performance.

Some of the Named Executives are subject to employment agreements, which establish salaries and other terms of employment. The Compensation Committee, however, generally reviews and approves base salary levels for executive officers of the Company at or about the start of the fiscal year and approves actual bonuses after the end of the fiscal year based upon Company and individual performance. The Compensation Committee also administers the Company's 1996 Plan.

The Company's executive officer compensation program is comprised of base salary, discretionary and contractual annual cash bonuses, stock options and various other benefits, including medical insurance and a 401(k) Plan, which are generally available to all employees of the Company.

Salaries, whether established pursuant to contract or otherwise, are established in accordance with industry standards through review of publicly available information concerning the compensation of officers of comparable companies. Consideration is also given to relative responsibility, seniority, individual experience and performance. Salary increases are generally made based on increases in the industry for similar companies with similar performance profiles and/or attainment of certain division or Company goals.

Bonuses are paid on an annual basis and are discretionary or contractual. The amount of bonus is based on criteria which are designed to effectively measure a particular executive's attainment of goals which relate to his or her duties and responsibilities as well as overall Company performance. In general, the annual incentive bonus is based on operational and financial results of the Company and focuses on the contribution to these results of a business unit or division, and the executive's individual performance in achieving the results.

The stock option program is designed to relate executives' and certain middle managers' and other key personnel long-term interests to shareholders' long-term interests. In general, stock option awards are granted if warranted by the Company's growth and profitability. Stock options are awarded on the basis of individual performance and/or the achievement of internal strategic objectives.

When considering information relevant to the Chief Executive Officer's compensation, the Committee is comprised solely of Messrs. Besier, McIntosh and Panigrahi. Based on review of available information, the Committee believes that the Chief Executive Officer's current total annual compensation is reasonable and appropriate given the size, complexity and historical performance of the Company's business, the Company's position as compared to its peers in the industry, and the specific challenges faced by the Company during the year, such as changes in the market for computer products and services and other industry factors. No specific weight was assigned to any of the criteria relative to the Chief Executive Officer's compensation.

Section 162(m) of the Internal Revenue Code of 1986, as amended, generally disallows a tax deduction to public companies for certain compensation in excess of $1 million paid to the company's Chief Executive Officer and the four other most highly compensated executive officers. Certain compensation, including qualified performance-based compensation, will not be subject to the deduction limit if certain requirements are met. The Company does not currently meet these requirements and therefore the Company will be subject to the limitations of Section 162(m).

Compensation Committee Members

(as currently constituted)

Klaus P. Besier

Dennis McIntosh

Prabhas Panigrahi

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters.

Equity Compensation Plans

The following table provides information about the securities authorized for issuance under the Company's equity compensation plans as of December 31, 2002.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
(i) Equity compensation plans approved by security holders: Option Plans[1]	3,033,201	$2.39	1,267,966
(ii) Equity compensation plans not approved by security holders.....	165,000	$2.04	--
Total	3,198,201	$2.37	1,267,966

(1) Includes information regarding the following stockholder-approved equity compensation plans: (i) 1996 Non-Employee Director Stock Option Plan; and (ii) the 1996 Stock Plan.

Equity Compensation Plans Not Approved by Security Holders

On October 31, 2000, the Company's Board of Directors approved the grant of an option to several employees for an aggregate of 105,000 shares of Common Stock at an exercise price of $2.063 per share. On November 1, 2000, the Company's Board of Directors approved the grant of an option to Nicholas Visco for 60,000 shares of Common Stock at an exercise price of $2.00 per share. Each of the above options vest in four equal semiannual installments beginning on the first six-month anniversary of the date of grant and expire on the tenth anniversary of the date of grant. If the grantee's employment relationship terminates on account of disability or death, the grantee or grantee's estate, as the case may be, may exercise any outstanding options for one year following the termination. If termination is for any other reason, the grantee may exercise any outstanding options for 90 days following such termination. The options are not assignable or otherwise transferable except by will or the laws of descent and distribution and shall be exercisable during the grantee's lifetime only by the grantee. The Company's Board of Directors is required to make appropriate adjustments in connection with such option grants in October and November to reflect stock splits, stock dividends and other similar changes in capitalization. The option grants also contain provisions addressing the consequences of a merger, consolidation or sale of all or substantially all of the Company's assets. Upon the occurrence of such events, all outstanding options are to be assumed, or substituted for, by the acquiring or succeeding corporation. However, if the acquiring or succeeding corporation does not agree to assume, or substitute for, outstanding options, then the Board of Directors must accelerate the options to make them fully exercisable and notify the grantee that the option shall be fully exercisable for a period of 15 days from the date of such notice.

Common Stock

There were, as of March 18, 2003, approximately 79 holders of record and 2,678 beneficial holders of the Company's Common Stock. The following table sets forth certain information, as of March 18, 2003, with respect to holdings of the Company's Common Stock by (i) each person known by the Company to beneficially own more than 5% of the total number of shares of Common Stock outstanding as of such date, (ii) each of the Company's Directors (which includes all nominees), (iii) each of the Company's Named Executives, and (iv) all Directors and executive officers as a group. This information is based upon information furnished to the Company by each such person and/or based upon public filings with the Securities and Exchange Commission. Unless otherwise indicated, the address for the individuals below is that of the Company address.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
(i) Certain Beneficial Owners:		
Ashok Pandey(3)	2,141,583	12.9%
Beechrock Holdings Limited(4)	1,762,740	10.6%
Braydon Holdings Limited(5)	1,563,185	9.4%
(ii) Directors (which includes all nominees) and Named Executives who are not set forth above:		
Nagarjun Valluripalli(6)	251,500	1.5%
Klaus Besier(7)	32,000	*
Dennis McIntosh(8)	15,000	*
Alexander Graham Wilson(9)	451,164	2.7%
Prabhas Panigrahi(10)	--	--
Nic Di Iorio(11)	7,500	*
Nicholas Visco(12)	112,050	*
(iii) All Directors and executive officers as a group (7 persons)(13)	869,214	5.1%

* Less than one percent.

(1) Except as set forth in the footnotes to this table and subject to applicable community property law, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such shareholder.

(2) Applicable percentage of ownership is based on 16,630,125 shares of Common Stock outstanding on March 18, 2003, plus any presently exercisable stock options held by each such holder, and options which will become exercisable within 60 days after March 18, 2003.

(3) The address for Mr. Pandey is 944 Stuart Road, Princeton, New Jersey 08540. The information set forth relating to the number of shares owned of record is based solely upon data derived from a Form 4 filed by such shareholder.

(4) The address for Beechrock Holdings Limited is 3rd Floor, Cerne House, La Chaussee, Port Luis, Mauritius. The information set forth on the table is based solely upon data derived from a Schedule 13D filed by such shareholder.

(5) The address for Braydon Holdings Limited is 3rd Floor, Cerne House, La Chaussee, Port Luis, Mauritius. The information set forth on the table is based solely upon data derived from a Schedule 13D filed by such shareholder.

(6) Represents 4,500 shares of Common Stock owned of record, 22,000 shares of Common Stock owned indirectly as spouse and 225,000 shares of Common Stock underlying options, granted to Mr. Valluripalli, which are exercisable as of March 18, 2003, or sixty (60) days after such date. Excludes 1,125,000 shares of Common Stock underlying options, which become exercisable over time after such period.

(7) Includes 2,000 shares of Common Stock owned indirectly as spouse and 30,000 shares of Common Stock underlying options, granted to Mr. Besier, which are exercisable as of March 18, 2003 or sixty (60) days after such date. Excludes 20,000 shares of Common Stock underlying options, which became exercisable over time after such period.

(8) Represents 15,000 shares of Common Stock underlying options, which are exercisable as of March 18, 2003, or sixty (60) days after such date. Excludes 15,000 shares of Common Stock underlying options, which become exercisable over time after such period.

(9) Represents 451,164 shares of Common Stock owned of record as of March 18, 2003. Excludes 20,000 shares of Common Stock underlying options, which become exercisable as of March 18, 2003 or sixty (60) days after such date.

(10) Excludes 20,000 shares of Common Stock underlying options, which become exercisable over time after March 18, 2003 or sixty (60) days after such date.

(11) Represents 7,500 shares of Common Stock owned of record as of March 18, 2003. Excludes 20,000 shares of Common Stock underlying options, which become exercisable as of March 18, 2003 or sixty (60) days after such date.

(12) Includes 800 shares of Common Stock owned of record and 111,250 shares of Common Stock underlying options, which are exercisable as of March 18, 2003, or sixty (60) days after such date. Excludes 31,250 shares of Common Stock underlying options, which become exercisable after such period.

(13) Includes an aggregate of 381,250 shares of Common Stock underlying options granted to Directors and executive officers listed in the table which are exercisable as of March 18, 2003 or within sixty (60) days after such date. Excludes 1,251,250 shares underlying options granted to executive officers and Directors, which become exercisable over time after such period.

Item 13. Certain Relationships and Related Transactions.

Nagarjun Valluripalli, the Chairman of the Board, President, Chief Executive Officer and a Director of the Company, Rajkumar Koneru, a former officer and director of the Company, and Ashok Pandey, a shareholder and former officer and director of the Company, were the sole shareholders of Intelligroup Asia Private Ltd. ("Intelligroup Asia"). Historically, Intelligroup Asia operated the Advanced Development Center in Hyderabad, India for the sole and exclusive use and benefit of the Company and all contracts and commercial arrangements of Intelligroup Asia were subject to prior approval by the Company. The Company and Messrs. Valluripalli, Koneru and Pandey entered into an agreement pursuant to which the Company would, subject to necessary Indian government approvals, acquire the shares of Intelligroup Asia for nominal consideration. Such Indian government approvals were received in September 1997. As a result, the Company currently owns 99.8% of the shares of Intelligroup Asia.

The Board of Directors of the Company has adopted a policy requiring that any future transactions between the Company and its officers, directors, principal shareholders and their affiliates be on terms no less favorable to the Company than could be obtained from unrelated third parties. In addition, New Jersey law requires that any such transactions be approved by a majority of the disinterested members of the Company's Board of Directors.

During 2002, the Company provided services to FirePond, which produced revenues for the Company totaling approximately $329,000. A member of the Company's Board of Directors, Klaus P. Besier, serves as the Chief Executive Officer of FirePond. The Company provided implementation services to various end clients, as a sub-contractor to FirePond. Services were priced at rates comparable to other similar sub-contracting arrangements in which the Company regularly participates.

During 2002, the Company provided implementation services to McCann Erickson, which produced revenues for the Company totaling approximately $242,000. A member of the Company's Board of Directors, Nic Di Iorio, serves as the Chief Technology Officer of McCann Erickson. Services were priced at rates comparable to other similar arrangements in which the Company regularly participates.

Item 14. Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, President and Chief Executive Officer and Senior Vice President-Finance and Administration and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Within 90 days prior to the date of this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, President and Chief Executive Officer and Senior Vice President-Finance and Administration and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based upon that evaluation, the Company's President and Chief Executive Officer and Senior Vice President-Finance and Administration and Chief Financial Officer, have concluded that the Company's disclosure controls and procedures are effective. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect the internal controls subsequent to the date the Company completed its evaluation.

PART IV

Item 15. Exhibits, List, and Reports on Form 8-K.

(a) (1) Financial Statements.

Reference is made to the Index to Financial Statements on Page F-1.

(2) Financial Statement Schedules.

None.

(3) Exhibits.

Reference is made to the Exhibit Index on Page 76.

(b) Reports on Form 8-K.

No reports on Form 8-K were filed during the quarter ended December 31, 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized this 28th day of March 2003.

INTELLIGROUP, INC.

By: /s/ Nagarjun Valluripalli
Nagarjun Valluripalli,
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Nagarjun Valluripalli Nagarjun Valluripalli	Chief Executive Officer and Director (principal executive officer)	March 28, 2003
/s/ Nicholas Visco Nicholas Visco	Senior Vice President- Finance and Administration (principal financial and accounting officer)	March 28, 2003
/s/ Klaus Besier Klaus Besier	Director	March 28, 2003
/s/ Dennis McIntosh Dennis McIntosh	Director	March 28, 2003
/s/ Alexander Graham Wilson Alexander Graham Wilson	Director	March 28, 2003
/s/ Prabhas Panigrahi Prabhas Panigrahi	Director	March 28, 2003
/s/ Nic Di Iorio Nic Di Iorio	Director	March 28, 2003

CERTIFICATIONS

I, Nagarjun Valluripalli certify that:

1. I have reviewed this Annual Report on Form 10-K of Intelligroup, Inc.;

2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

    a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

    b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the "Evaluation Date"); and

    c. presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

DATE: March 28, 2003

By: /s/ Nagarjun Valluripalli
Nagarjun Valluripalli
Chairman of the Board, President
and Chief Executive Officer

I, Nicholas Visco certify that:

1. I have reviewed this Annual Report on Form 10-K of Intelligroup, Inc.;

2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

    a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

    b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the "Evaluation Date"); and

    c. presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

DATE: March 28, 2003

By: /s/ Nicholas Visco
Nicholas Visco
Senior Vice President-Finance and Administration
and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
2	Agreement and Plan of Merger of the Company and its wholly owned subsidiary Oxford Systems Inc. (Incorporated by reference to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1996.)
3.1	Amended and Restated Certificate of Incorporation. (Incorporated by reference to the Company's Registration Statement on Form SB-2 (Registration Statement No. 333-5981) declared effective on September 26, 1996.)
3.2	Amended and Restated Bylaws. (Incorporated by reference to the Company's Registration Statement on Form SB-2 (Registration Statement No. 333-5981) declared effective on September 26, 1996.)
4.1	Shareholder Protection Rights Agreement dated as of November 6, 1998, between the Company and American Stock Transfer & Trust Company which includes (I) the Form of Rights Certificate and (ii) the Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Intelligroup, Inc. (Incorporated by reference to Exhibit No. 4.1 of the Company's Report on Form 8-K dated November 9, 1998, filed with the Securities and Exchange Commission on November 9, 1998.)
10.1*	1996 Stock Plan, as amended, of the Company.
10.2*	1996 Non-Employee Director Stock Option Plan. (Incorporated by reference to the Company's Registration Statement on Form SB-2 (Registration Statement No. 333-5981) declared effective on September 26, 1996.)
10.3*	Form of Indemnification Agreement entered into by the Company and each of its Directors and officers. (Incorporated by reference to the Company's Registration Statement on Form SB-2 (Registration Statement No. 333-5981) declared effective on September 26, 1996.)
10.4*	Employment Agreement dated October 1, 1999 between the Company and Nicholas Visco. (Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1999.) See Exhibit 10.23.
10.5*	Employee's Invention Assignment and Confidentiality Agreement. (Incorporated by reference to the Company's Registration Statement on Form SB-2 (Registration Statement No. 333-5981) declared effective on September 26, 1996.)

Exhibit No.	Description of Exhibit
10.6	Services Provider Agreement by and between Oracle Corporation and the Company dated July 26, 1994. (Incorporated by reference to the Company's Registration Statement on Form SB-2 (Registration Statement No. 333-5981) declared effective on September 26, 1996.) See Exhibit 10.8.
10.7	Agreement by and between the Company and Intelligroup Asia Private Limited ("Intelligroup Asia") relating to operational control of Intelligroup Asia, with related agreements. (Incorporated by reference to the Company's Registration Statement on Form SB-2 (Registration Statement No. 333-5981) declared effective on September 26, 1996.)
10.8	Amendment No. 1 to Services Provider Agreement by and between Oracle Corporation and the Company dated December 30, 1996. (Incorporated by reference to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1996.) See Exhibit 10.6.
10.9	R/3 National Logo Partner Agreement by and between SAP America, Inc. and the Company dated as of April 29, 1997. (Incorporated by reference to the Company's Registration Statement on Form SB-2 (Registration Statement No. 333-29119) declared effective on June 26, 1997.) See Exhibits 10.10, 10.14 and 10.24.
10.10	ASAP Partner Addendum to R/3 National Logo Partner Agreement between SAP America, Inc. and the Company effective July 1, 1997 (amends existing R/3 National Logo Partner Agreement). (Incorporated by reference to the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1997.) See Exhibits 10.9, 10.14 and 10.24.
10.11	Implementation Partner Agreement between PeopleSoft, Inc. and the Company effective July 15, 1997. (Incorporated by reference to the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1997.) See Exhibit 10.13.
10.12	Lease Agreement between Alfieri-Parkway Associates, as Landlord, and Intelligroup, Inc., as Tenant, dated March 17, 1998. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.)
10.13	Fifth Amendment to the Implementation Partner Agreement dated July 15, 1998, between the Company and PeopleSoft, Inc. See Exhibit 10.11.
10.14	Amendment to the National Implementation Partner Agreement dated as of January 1, 1999, between SAP America and the Company. See Exhibits 10.9, 10.10 and 10.24.

Exhibit No.	Description of Exhibit
10.15	Contribution Agreement by and between Intelligroup, Inc. and SeraNova, Inc. dated as of January 1, 2000. (Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1999.)
10.16	Distribution Agreement by and between Intelligroup, Inc. and SeraNova, Inc. dated as of January 1, 2000. (Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1999.)
10.17	Services Agreement by and between Intelligroup, Inc. and SeraNova, Inc. dated as of January 1, 2000. (Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1999.)
10.18	Space Sharing Agreement by and among Intelligroup, Inc. and SeraNova, Inc. dated as of January 1, 2000. (Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1999.)
10.19	Tax Sharing Agreement by and between Intelligroup, Inc. and SeraNova, Inc. dated as of January 1, 2000. (Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1999.)
10.20	Amended and Restated Revolving Credit Loan and Security Agreement among the Company, Empower, Inc. and PNC Bank, National Association. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.)
10.21	Amended and Restated Promissory Note by and between the Company and SeraNova, Inc. dated as of May 31, 2000. (Incorporated by reference to the Company's Report on Form 8-K/A filed September 14, 2000.) See Exhibit 10.22.
10.22	Agreement and Waiver with respect to Amended and Restated Promissory Note by and between the Company and SeraNova, Inc. dated as of September 29, 2000. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000.) See Exhibit 10.21.
10.23*	First Amendment to Employment Agreement between the Company and Nicholas Visco dated November 1, 2000. (Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2000.) See Exhibit 10.4.

Exhibit No.	Description of Exhibit
10.24	mySap.com Partner-Services Addendum effective June 7, 2000 to R/3 National Logo Partner Agreement between SAP America, Inc. and the Company. (Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2000.) See Exhibits 10.9, 10.10 and 10.14.
10.25	Service Alliance Master Agreement and Addendums dated May 5, 2000 between PeopleSoft, Inc. and the Company. (Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2000.)
10.26	First Amendment to Loan Documents and Waiver Agreement dated March 27, 2002 between the Company, Empower, Inc. and PNC Bank, National Association.
10.27*	Amended and Restated Employment Agreement dated September 20, 2002 between the Company and Nagarjun Valluripalli. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002.)
10.28†	Second Amendment to Loan Documents and Waiver Agreement dated January 6, 2003 between the Company, Empower, Inc. and PNC Bank, National Association.
21†	Subsidiaries of the Registrant.
23†	Consent of Deloitte & Touche LLP.
99.1†	Statement pursuant to 18 U.S.C. Section 1350.

---

* A management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(c) of Form 10-K.

† Filed herewith. All other exhibits previously filed.

This Page Intentionally Left Blank

INTELLIGROUP, INC. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Financial Statement Schedules

Financial Statement Schedules required by the Securities and Exchange Commission have been omitted, as the required information is included in the Notes to Consolidated Financial Statements or is not applicable.

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Intelligroup, Inc.:

We have audited the accompanying consolidated balance sheet of Intelligroup, Inc. and subsidiaries as of December 31, 2002, and the related consolidated statements of operations, shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of Intelligroup, Inc. as of December 31, 2001 and 2000, and for the years then ended, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements in their report dated February 1, 2002 (except with respect to paragraph 4 of Note 3, as to which the date is March 27, 2002).

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2002 consolidated financial statements present fairly, in all material respects, the financial position of Intelligroup, Inc. and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed above, the consolidated financial statements of Intelligroup, Inc. as of December 31, 2001 and 2000, and for the years then ended, were audited by other auditors who have ceased operations. As described in Note 1, these consolidated financial statements have been revised. We audited the adjustments described in Note 1 that were applied to revise the 2001 and 2000 consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 consolidated financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 consolidated financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Parsippany, New Jersey
February 10, 2003

INFORMATION REGARDING PREDECESSOR INDEPENDENT PUBLIC ACCOUNTANTS' REPORT

THE FOLLOWING REPORT IS A COPY OF A PREVIOUSLY ISSUED REPORT BY ARTHUR ANDERSEN LLP ("ANDERSEN"). THE REPORT HAS NOT BEEN REISSUED BY ANDERSEN NOR HAS ANDERSEN CONSENTED TO ITS INCLUSION IN THIS ANNUAL REPORT ON FORM 10-K. THE ANDERSEN REPORT REFERS TO THE CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2000 AND THE CONSOLIDATED STATEMENTS OF OPERATIONS, SHAREHOLDERS' EQUITY AND CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 1999, WHICH ARE NO LONGER INCLUDED IN THE ACCOMPANYING FINANCIAL STATEMENTS.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Intelligroup, Inc.:

We have audited the accompanying consolidated balance sheets of Intelligroup, Inc. (a New Jersey corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intelligroup, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Roseland, New Jersey
February 1, 2002
(except with respect to paragraph 4
of Note 3, as to which the
date is March 27, 2002)

INTELLIGROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2002 and 2001

	2002	2001
Assets		
Current Assets:		
Cash and cash equivalents	$ 1,574,000	$ 2,138,000
Accounts receivable, less allowance for doubtful accounts of $1,453,000 and $2,073,000 at December 31, 2002 and 2001, respectively	19,212,000	13,519,000
Unbilled services	7,141,000	7,536,000
Prepaid income taxes	624,000	342,000
Deferred tax asset	1,088,000	1,736,000
Other current assets	3,050,000	3,548,000
Note receivable – SeraNova	4,000,000	9,140,000
Total current assets	36,689,000	37,959,000
Property and equipment, net	6,025,000	8,099,000
Deferred tax asset	490,000	--
Other assets	915,000	1,036,000
	$ 44,119,000	$ 47,094,000
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable	$ 5,606,000	$ 3,548,000
Accrued payroll and related taxes	6,590,000	5,465,000
Accrued expenses and other current liabilities	3,901,000	4,414,000
Deferred revenue	1,280,000	1,211,000
Income taxes payable	551,000	427,000
Current portion of long-term debt and obligations under capital leases	6,374,000	4,712,000
Total current liabilities	24,302,000	19,777,000
Deferred tax liability	--	164,000
Obligations under capital leases, less current portion	63,000	371,000
Other long-term liabilities	1,028,000	--
Total long-term liabilities	1,091,000	535,000
Commitments and contingencies		
Shareholders' Equity:		
Preferred stock, $.01 par value, 5,000,000 shares authorized, none issued or outstanding	--	--
Common stock, $.01 par value, 25,000,000 shares authorized, 16,630,000 shares issued and outstanding at December 31, 2002 and 2001	166,000	166,000
Additional paid-in capital	41,366,000	41,366,000
Accumulated deficit	(19,168,000)	(10,685,000)
Accumulated other comprehensive loss	(3,638,000)	(4,065,000)
Total shareholders' equity	18,726,000	26,782,000
	$ 44,119,000	$ 47,094,000

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

INTELLIGROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Revenue	$ 108,331,000	$ 110,413,000	$ 115,118,000
Cost of sales	75,774,000	75,291,000	77,724,000
Gross profit	32,557,000	35,122,000	37,394,000
Selling, general and administrative expenses	27,576,000	30,206,000	42,004,000
Depreciation and amortization	2,872,000	3,695,000	3,187,000
SeraNova receivable impairment and other charges	8,362,000	--	--
Proxy contest charges	1,073,000	--	--
Restructuring and other special charges	30,000	13,261,000	--
Total operating expenses	39,913,000	47,162,000	45,191,000
Operating loss	(7,356,000)	(12,040,000)	(7,797,000)
Interest income	37,000	538,000	1,178,000
Interest expense	(454,000)	(690,000)	(603,000)
Other income (expense)	(149,000)	191,000	(5,000)
Loss from continuing operations before income tax provision (benefit)	(7,922,000)	(12,001,000)	(7,227,000)
Income tax provision (benefit)	561,000	592,000	(573,000)
Loss from continuing operations	(8,483,000)	(12,593,000)	(6,654,000)
Loss from discontinued operations, net of tax benefit of $0, $0 and $(2,095,000), respectively	--	--	(4,891,000)
Net loss	$ (8,483,000)	$ (12,593,000)	$ (11,545,000)
Earnings (loss) per share:			
Basic and diluted earnings (loss) per share:			
Loss from continuing operations	$ (0.51)	$ (0.76)	$ (0.40)
Discontinued operations	--	--	(0.30)
Net loss per share	$ (0.51)	$ (0.76)	$ (0.70)
Weighted average number of common shares – basic and diluted	16,630,000	16,630,000	16,485,000

The accompanying notes to consolidated financial statements are an integral part of these statements.

INTELLIGROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2002, 2001 and 2000

	Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity	Comprehensive Income (Loss) for the Period
	Shares	Amount					
Balance at December 31, 1999	15,949,000	$160,000	$43,356,000	$ 6,317,000	$ (1,179,000)	$ 48,654,000	
Issuance of common stock in connection with acquisitions	100,000	1,000	--	--	--	1,000	
Spin-off distribution of SeraNova common stock	--	--	(7,733,000)	7,136,000	(107,000)	(704,000)	
Exercise of stock options	581,000	5,000	5,743,000	--	--	5,748,000	
Currency translation adjustments	--	--	--	--	(953,000)	(953,000)	$ (953,000)
Net loss	--	--	--	(11,545,000)	--	(11,545,000)	(11,545,000)
Balance at December 31, 2000	16,630,000	166,000	41,366,000	1,908,000	(2,239,000)	41,201,000	$ (12,498,000)
Currency translation adjustments	--	--	--	--	(1,826,000)	(1,826,000)	$ (1,826,000)
Net loss	--	--	--	(12,593,000)	--	(12,593,000)	(12,593,000)
Balance at December 31, 2001	16,630,000	166,000	41,366,000	(10,685,000)	(4,065,000)	26,782,000	$ (14,419,000)
Currency translation adjustments	--	--	--	--	427,000	427,000	$ 427,000
Net loss	--	--	--	(8,483,000)	--	(8,483,000)	(8,483,000)
Balance at December 31, 2002	16,630,000	$ 166,000	$41,366,000	$ (19,168,000)	$ (3,638,000)	$ 18,726,000	$ (8,056,000)

The accompanying notes to consolidated financial statements are an integral part of these statements.

INTELLIGROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Cash flows from operating activities:			
Net loss	$ (8,483,000)	$(12,593,000)	$(11,545,000)
Less: Loss from discontinued operations, net of tax	--	--	(4,891,000)
Loss from continuing operations	(8,483,000)	(12,593,000)	(6,654,000)
Adjustments to reconcile loss from continuing operations to net cash (used in) provided by operating activities of continuing operations:			
Depreciation and amortization	3,702,000	4,475,000	3,480,000
Provision for doubtful accounts	443,000	1,821,000	3,293,000
SeraNova receivable impairment and other charges	8,362,000	--	--
Restructuring and other special charges	30,000	13,261,000	--
Deferred income taxes	(6,000)	(430,000)	533,000
Changes in operating assets and liabilities:			
Accounts receivable	(6,136,000)	7,098,000	1,876,000
Unbilled services	395,000	(1,603,000)	1,759,000
Prepaid income taxes	(282,000)	42,000	3,228,000
Other current assets	(786,000)	805,000	(2,121,000)
Other assets	121,000	424,000	735,000
Accounts payable	2,058,000	(3,299,000)	3,049,000
Accrued payroll and related taxes	1,125,000	(1,015,000)	953,000
Accrued expenses and other current liabilities	(743,000)	(439,000)	677,000
Accrued restructuring charges	(710,000)	(574,000)	(608,000)
Deferred revenue	69,000	208,000	1,003,000
Income taxes payable	124,000	(200,000)	(3,277,000)
Net cash (used in) provided by operating activities of continuing operations	(717,000)	7,981,000	7,926,000
Cash flows from investing activities:			
Purchases of equipment	(1,628,000)	(3,149,000)	(3,212,000)
Purchases of software licenses	--	(2,678,000)	(3,957,000)
Net cash used in investing activities of continuing operations	(1,628,000)	(5,827,000)	(7,169,000)
Cash flows from financing activities:			
Principal payments under capital leases	(646,000)	(594,000)	(117,000)
Proceeds from exercise of stock options	--	--	5,749,000
Other borrowings (repayments)	7,000	(36,000)	91,000
Net change in line of credit borrowings	1,993,000	(947,000)	(5,572,000)
Net change in note receivable-SeraNova prior to spin-off date	--	--	(6,662,000)
Repayment of note receivable-SeraNova subsequent to spin-off date	--	2,060,000	3,149,000
Net cash provided by (used in) financing activities of continuing operations	1,354,000	483,000	(3,362,000)
Effect of foreign currency exchange rate changes on cash	427,000	(1,826,000)	(953,000)
Net cash (used in) provided by continuing operations	(564,000)	811,000	(3,558,000)
Net cash used in discontinued operations	--	--	(625,000)
Net (decrease) increase in cash and cash equivalents	(564,000)	811,000	(4,183,000)
Cash and cash equivalents at beginning of period	2,138,000	1,327,000	5,510,000
Cash and cash equivalents at end of period	$ 1,574,000	$ 2,138,000	$ 1,327,000
Supplemental disclosures of cash flow information:			
Cash paid for income taxes	$ 1,058,000	$ 1,216,000	$ 4,053,000
Cash paid for interest	$ 454,000	$ 690,000	$ 603,000
Supplemental disclosures of non-cash transactions:			
Issuance of common stock in connection with acquisitions	$ --	$ --	$ 1,000

The accompanying notes to consolidated financial statements are an integral part of these statements.

Note 1 – Business and Operations and Summary of Significant Accounting Policies

Business and Operations

Intelligroup, Inc., and its subsidiaries (the "Company") provide a wide range of high-quality, cost-effective information technology solutions and services. These services and solutions include the development, integration, implementation, management and support of enterprise, e-commerce and m-commerce software applications to companies of all sizes. The Company markets its services to a wide variety of industries, the majority of which are in the United States. The majority of the Company's business is with large established companies, including consulting firms serving numerous industries.

The Company's 2003 operating plan contains assumptions regarding revenue and expenses. The achievement of the operating plan depends heavily on the timing of work performed by the Company on existing projects and the ability of the Company to gain and perform work on new projects. Project cancellations, delays in the timing of work performed by the Company on existing projects or the inability of the Company to gain and perform work on new projects could have an adverse impact on the Company's ability to execute its operating plan and maintain adequate cash flow. In the event actual results do not meet the operating plan, management believes it could execute contingency plans to mitigate such effects. Such plans include additional cost reductions or seeking additional financing. Considering the cash on hand, the credit facility and based on the achievement of the operating plan and management's actions taken to date, management believes it has the ability to continue to generate sufficient cash to satisfy its operating requirements in the normal course of business.

The Company's current revolving credit facility with PNC Bank, N.A. (the "Bank") is due to expire on May 31, 2003. The Company has requested an extension of the current agreement and believes that such extension will be granted on terms substantially similar to the previous credit facility. However, there is no assurance that the Company will be granted such an extension on acceptable terms, if at all. Should the Company not be able to obtain the credit facility extension with the Bank, the Company believes that it has the ability to obtain another revolving credit facility, with substantially similar terms, from another financial institution.

Principles of Consolidation and Use of Estimates

The accompanying consolidated financial statements include the accounts of Intelligroup, Inc. and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 – Business and Operations and Summary of Significant Accounting Policies (Continued)

Reclassifications

Certain prior year amounts have been reclassified to conform to the 2002 presentation.

Cash and Cash Equivalents

Cash and cash equivalents consist of investments in highly liquid short-term instruments, with maturities of three months or less from the date of purchase.

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables as well as historical collection information. Credit is granted to substantially all customers on an unsecured basis. In determining the amount of the allowance, management is required to make certain estimates and assumptions. The provision for doubtful accounts totaled $443,000, $1,821,000 and $3,293,000 in 2002, 2001 and 2000, respectively. Accounts written off totaled $1,063,000, $1,809,000 and $4,171,000 in 2002, 2001 and 2000, respectively.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets (primarily three to five years). Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life (ten years). Costs of maintenance and repairs are charged to expense as incurred.

The Company capitalizes direct costs incurred in connection with developing or obtaining software for internal use, including external direct costs of materials and services and payroll and payroll related costs for employees who are directly associated with and devote time to an internal-use software development project. The cost of the internal-use software and the capitalized implementation-related costs are included within computer software in property and equipment as of December 31, 2002 and 2001 (See Note 2). Such capitalized costs are amortized on a straight-line basis over the software's estimated useful life of three years.

Recoverability of Long-Lived Assets

The Company reviews the recoverability of its long-lived assets on a periodic basis whenever events and changes in circumstances have occurred which may indicate a possible impairment. The assessment for potential impairment is based primarily on the Company's ability to recover the carrying value of its long-lived assets from expected future cash flows from its operations on an undiscounted basis.

Note 1 – Business and Operations and Summary of Significant Accounting Policies (Continued)

Revenue Recognition

The Company generates revenue from professional services rendered to customers. The majority of the Company's revenue is generated under time-and-material contracts whereby costs are generally incurred in proportion with contracted billing schedules and revenue is recognized as services are performed, with the corresponding cost of providing those services reflected as cost of sales. The majority of customers are billed on an hourly or daily basis whereby actual time is charged directly to the customer. Such method is expected to result in reasonably consistent profit margins over the contract term.

The Company also derives a portion of its revenue from fixed-price, fixed-time contracts. Revenue generated from most fixed-price contracts, including most application management and support contracts, is recognized ratably over the contract term, on a monthly basis in accordance with the terms of the contract. Revenue generated from certain other fixed-price contracts is recognized based on the ratio of labor hours incurred to estimated total labor hours. This method is used because reasonably dependable estimates of the revenues and costs applicable to various stages of a contract can be made, based on historical experience and milestones set in the contract. The Company's project delivery and business unit finance personnel continually review labor hours incurred and estimated total labor hours, which may result in revisions to the amount of recognized revenue for the contract. If the Company does not accurately estimate the resources required or the scope of work to be performed for a contract or if the Company does not manage the project properly within the planned time period, then a loss may be recognized on the contract. The Company has committed unanticipated additional resources to complete projects in the past, which has resulted in lower than anticipated profitability or losses on those contracts.

In November 2001, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board ("FASB") issued EITF No. 01-14, which concluded that reimbursable "out-of-pocket" expenses should be classified as revenue, and correspondingly cost of services, in the statement of operations. Accordingly, effective January 1, 2002, the Company has reported gross reimbursable "out-of-pocket" expenses incurred as both revenue and cost of sales in the statement of operations. The Company has also reclassified prior period financial information for presentation consistent with EITF No. 01-14. The impact of this reclassification was an increase to both revenue and cost of sales of $2,489,000, $2,307,000 and $2,280,000 in 2002, 2001 and 2000, respectively.

Note 1 – Business and Operations and Summary of Significant Accounting Policies (Continued)

The following table reconciles the revenue and cost of sales amounts as reported prior to the adoption of EITF No. 01-14 to the amounts now reported in the statement of operations, which reflect the adoption of EITF No. 01-14:

	2001	2000
Amounts Prior to Adoption of EITF No. 01-14:		
Revenue	$ 108,106,000	$ 112,838,000
Cost of sales	$ 72,984,000	$ 75,444,000
Amount of reimbursable expense reclassification as per EITF No. 01-14	$ 2,307,000	$ 2,280,000
Amounts After Adoption of EITF No. 01-14:		
Revenue	$ 110,413,000	$ 115,118,000
Cost of sales	$ 75,291,000	$ 77,724,000

Unbilled services at December 31, 2002 and 2001 represent services provided through December 31, 2002 and 2001, respectively, which are billed subsequent to year-end. All such amounts are anticipated to be realized in the following year.

Deferred revenue at December 31, 2002 and 2001 represents amounts billed to customers but not yet earned or included as revenue as of December 31, 2002 and 2001, respectively. Such amounts are anticipated to be recorded as revenue as services are performed in the subsequent year.

Stock-Based Compensation

Stock-based compensation issued to employees and directors is valued using the intrinsic value method under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. FASB Statement of Financial Accounting Standard ("SFAS") No.123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123. Stock-based compensation issued to non-employees is valued using the fair value method.

Note 1 – Business and Operations and Summary of Significant Accounting Policies (Continued)

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation ("Transition Provisions"). In addition, SFAS No. 148 amends the disclosure requirements of APB Opinion No. 28, "Interim Financial Reporting," to require pro forma disclosure in interim financial statements by companies that elect to account for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25 ("Disclosure Provisions"). The Transition Provisions of SFAS No. 148 are effective for financial statements for fiscal years ending after December 31, 2002. The Company continues to use the intrinsic value method of accounting for stock-based compensation. As a result, the Transition Provisions do not have an effect on the Company's consolidated financial statements. The Company has adopted the Disclosure Provisions of SFAS No. 148; however, the Company will continue to apply the intrinsic value method under APB Opinion No. 25.

For disclosure purposes, pro forma net income (loss) and earnings (loss) per share impacts are provided as if the fair market value method under SFAS No. 123 had been applied:

	2002	2001	2000
Net loss, as reported	$ (8,483,000)	$ (12,593,000)	$ (11,545,000)
Deduct: total stock-based employee compensation expense determined under fair-value-based method for all awards, net of related tax effects	(7,884,000)	(10,301,000)	(20,445,000)
Pro forma net loss	$ (16,367,000)	$ (22,894,000)	$ (31,990,000)
Basic and diluted earnings (loss) per share:			
as reported	$ (0.51)	$ (0.76)	$ (0.70)
pro forma	$ (0.98)	$ (1.38)	$ (1.94)

The fair value of option grants for disclosure purposes is estimated on the date of grant using the Black-Scholes option-pricing model using the following weighted-average assumptions: expected volatility of 111%, 110% and 121%, risk-free interest rate of 1.8%, 3.3% and 5.2% and expected lives of 2.4, 2.7 and 3.4, in 2002, 2001 and 2000, respectively. The weighted average fair value of options granted during 2002, 2001 and 2000 was $0.58, $0.70 and $4.68, respectively.

Note 1 – Business and Operations and Summary of Significant Accounting Policies (Continued)

Currency Translation

Assets and liabilities relating to foreign operations are translated into U.S. dollars using exchange rates in effect at the balance sheet date. Income and expenses are translated into U.S. dollars using monthly average exchange rates during the year. Translation adjustments associated with assets and liabilities are excluded from income and credited or charged directly to accumulated other comprehensive loss.

Concentrations

For the years ended December 31, 2002, 2001 and 2000, approximately 62%, 69% and 63% of revenue, respectively, was derived from projects in which the Company's personnel implemented, extended, maintained, managed or supported software developed by SAP. The Company's future success in its SAP-related consulting services depends largely on its continued relationship with SAP and on its continued status as a SAP National Implementation Partner, which was first obtained in 1995. The Company's agreement with SAP (the "Agreement") is awarded on an annual basis. The Company's current contract expires on December 31, 2003 and is automatically renewed for successive one-year periods, unless terminated by either party. This Agreement contains no minimum revenue requirements or cost sharing arrangements and does not provide for commissions or royalties to either party. In July 1997, the Company achieved Accelerated SAP Partner Status with SAP by meeting certain criteria established by SAP. For each of the years ended December 31, 2002, 2001 and 2000, approximately 22%, 17% and 24% of revenue, respectively, was derived from projects in which the Company's personnel implemented, extended, maintained, managed or supported software developed by PeopleSoft. For each of the years ended December 31, 2002, 2001 and 2000, approximately 9% of the Company's total revenue was derived from projects in which the Company implemented, extended, maintained, managed or supported software developed by Oracle.

A substantial portion of the Company's revenue was generated by providing supplemental resources for consulting teams assembled by other information technology consulting firms or directly to the end-customer. For years ended December 31, 2002, 2001 and 2000, 34%, 42% and 36%, respectively, of the Company's revenue was generated by serving as a member of consulting teams assembled by other information technology consulting firms.

During 2002 and 2000, one customer accounted for approximately 10% of revenue. During 2001, no single customer accounted for more than 10% of revenue.

Income Taxes

Deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates currently in effect. The Company does not provide for additional U.S. income taxes on undistributed earnings considered to be permanently invested in foreign subsidiaries.

Note 1 – Business and Operations and Summary of Significant Accounting Policies (Continued)

Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding, adjusted for the incremental dilution of outstanding stock options, if applicable. The computation of basic earnings (loss) per share and diluted earnings (loss) per share were as follows:

	2002	2001	2000
Loss from continuing operations	$ (8,483,000)	$ (12,593,000)	$ (6,654,000)
Loss from discontinued operations	--	--	(4,891,000)
Net loss	$ (8,483,000)	$ (12,593,000)	$ (11,545,000)
Basic and diluted earnings (loss) per share:			
Weighted average number of common shares	16,630,000	16,630,000	16,485,000
Basic and diluted loss per share from continuing operations	$ (0.51)	$ (0.76)	$ (0.40)
Basic and diluted loss per share from discontinued operations	--	--	(0.30)
Basic and diluted net loss per share	$ (0.51)	$ (0.76)	$ (0.70)

Stock options, which would be antidilutive (3,198,201, 2,833,849 and 3,369,746 as of December 31, 2002, 2001 and 2000, respectively) have been excluded from the calculations of diluted shares outstanding and diluted earnings (loss) per share.

Financial Instruments

Financial instruments that potentially subject the Company to credit risk consist principally of trade receivables and unbilled services. Management of the Company believes the fair value of accounts receivable and unbilled services approximates the carrying value. The Company does not utilize derivative instruments. The carrying amount of the Company's line of credit approximates fair market value based upon current borrowing rates available to the Company.

Recently Issued Accounting Standards

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for fiscal years beginning after June 14, 2002. The Company has evaluated the impact of the adoption of SFAS No. 143, which is effective for the Company as of January 1, 2003, and does not believe it will have a material impact on the Company's consolidated financial position or consolidated results of operations.

Note 1 – Business and Operations and Summary of Significant Accounting Policies (Continued)

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The Company is evaluating the impact of the adoption of SFAS No. 146, which is effective for the Company as of January 1, 2003, but does not believe it will have a material impact on the Company's consolidated financial position or consolidated results of operations.

In November 2002, the FASB issued Interpretation ("FIN") No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN No. 45 expands the disclosures made by a guarantor in its financial statements about its obligations under certain guarantees and requires the guarantor to recognize a liability (with a corresponding reduction in revenue) for the fair value of the obligation assumed under certain guarantees. FIN No. 45 clarifies the requirements of SFAS No.5, "Accounting for Contingencies," relating to guarantees. In general, FIN No. 45 applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in a specified interest rate, security price, foreign exchange rate or other variable that is related to an asset, liability, or equity security of the guaranteed party, or failure of another party to perform under an obligating agreement (performance guarantees). Certain guarantee contracts are excluded from both the disclosure and recognition requirements of this interpretation, including, among others, guarantees relating to employee compensation, residual value guarantees under capital lease arrangements, commercial letters of credit, loan commitments, subordinated interests in a special purpose entity and guarantees of a company's own future performance. Other guarantees are subject to the disclosure requirements of FIN No. 45 but not to the recognition provisions and include, among others, a guarantee accounted for as a derivative instrument under SFAS No. 133, and a guarantee covering product performance, not product price. The disclosure requirements of FIN No. 45 are effective for the Company as of December 31, 2002, and require disclosure of the nature of the guarantee, the maximum potential amount of future payments that the guarantor could be required to make under the guarantee, and the current amount of the liability, if any, for the guarantor's obligations under the guarantee. The recognition requirements of FIN No. 45 are to be applied prospectively to guarantees issued or modified after December 31, 2002. The Company has evaluated the impact of the adoption of FIN No. 45, and does not believe it will have a material impact on the Company's consolidated financial position or consolidated results of operations.

Note 2 - Property and Equipment

Property and equipment consist of the following as of December 31:

	2002	2001
Vehicles	$ 171,000	$ 158,000
Furniture	3,470,000	3,347,000
Equipment	11,439,000	10,520,000
Computer software	4,361,000	3,987,000
Leasehold improvements	1,109,000	1,046,000
	20,550,000	19,058,000
Less-Accumulated depreciation	(14,525,000)	(10,959,000)
	$ 6,025,000	$ 8,099,000

Depreciation expense was $3,702,000, $4,057,000 and $3,024,000 (including $830,000, $780,000 and $293,000 of depreciation expense recorded within cost of sales, respectively) in 2002, 2001 and 2000, respectively.

Note 3 – Lines of Credit

On May 31, 2000, the Company and the Bank entered into an agreement to replace a previous facility with a three-year revolving credit facility. Such credit facility is comprised of a revolving line of credit pursuant to which the Company can borrow up to $20,000,000 either at the Bank's prime rate per annum or the Euro Rate plus 1.75% to 2.5% based upon the Company's ratio of debt to EBITDA. The credit facility is collateralized by substantially all of the assets of the United States based operations. The maximum borrowing availability under the line of credit is based upon a percentage of eligible billed and unbilled accounts receivable, as defined. As of December 31, 2002, the Company had outstanding borrowings under the credit facility of $6,059,000. The Company estimates undrawn availability under the credit facility to be $7,394,000 as of December 31, 2002. As of December 31, 2001, the Company had outstanding borrowings under the credit facility of $4,066,000.

The credit facility provides for the following financial covenants, among other things, (1) the Company must maintain consolidated net worth, as defined ("consolidated net worth") of (a) not less than 95% of the Company's consolidated net worth of the immediately preceding fiscal year-end as at each such fiscal quarter after December 31, 2000; and (b) at least 105% of the Company's consolidated net worth as of the immediately preceding fiscal year-end as at each such fiscal year-end subsequent to December 31, 2000; provided, however, the foregoing covenant shall not be tested for any quarter so long as the Company maintains, at all times during such fiscal quarter, undrawn availability of more than $5,000,000 and (2) the Company must maintain unconsolidated net worth, as defined ("unconsolidated net worth") of (a) not less than 95% of the Company's unconsolidated net worth of the immediately preceding fiscal year-end as at each such fiscal quarter after December 31, 2000; and (b) at least 105% of the Company's unconsolidated net worth as of the immediately preceding fiscal year-end as at each such fiscal

Note 3 – Lines of Credit (Continued)

year-end subsequent to December 31, 2000; provided, however, the foregoing covenant shall not be tested for any quarter so long as the Company maintains, at all times during such fiscal quarter, undrawn availability of more than $5,000,000. Additionally, the credit facility contains material adverse change clauses with regard to the financial condition of the assets, liabilities and operations of the Company.

As of December 31, 2001, the Company was not in compliance with the consolidated net worth and unconsolidated net worth financial covenants. In March 2002, the Company finalized with the Bank the terms of a waiver and amendment to the credit agreement. The terms of the waiver and amendment included, among other things, (1) a waiver of the covenant defaults as of December 31, 2001, (2) a modification to the financial covenants to require that consolidated net worth and unconsolidated net worth as of December 31, 2002 be not less than 102% of consolidated net worth and unconsolidated net worth, respectively, as of December 31, 2001, (3) a modification to the consolidated net worth and unconsolidated net worth covenants to exclude any changes to consolidated net worth and unconsolidated net worth resulting from the write-down or write-off of up to $10,833,000 of the note due from SeraNova, and (4) a new financial covenant requiring that the Company generate earnings before interest, taxes, depreciation and amortization ("EBITDA") of at least 90% of the prior year's EBITDA.

During 2002, the Company incurred charges related to the Company's contested 2002 Annual Meeting of Shareholders ("Proxy Contest"). The Proxy Contest charges included legal fees, proxy solicitation services and printing, mailing and other costs. As a direct result of the Proxy Contest charges, the Company was not in compliance with the EBITDA covenant as of June 30, 2002 and September 30, 2002. In January 2003, the Company finalized with the Bank the terms of a waiver and amendment to the credit agreement. The terms of the waiver and amendment included, among other things, (1) a waiver of the EBITDA covenant defaults as of June 30, 2002 and September 30, 2002, (2) a modification to the definitions of EBITDA, total stockholders equity and unconsolidated stockholders equity (for purposes of computing related covenant compliance) to exclude Proxy Contest charges of $464,000 for the quarter ended June 30, 2002 and $413,000 for the quarter ended September 30, 2002 only, (3), a reduction in the minimum EBITDA covenant for the fourth quarter and full year 2002 only, and (4) a modification to the consolidated net worth and unconsolidated net worth covenants to exclude any changes to consolidated net worth and unconsolidated net worth resulting from the write-down or write-off of up to $12,600,000 of the note due from SeraNova.

The Company was in compliance with all covenants as of December 31, 2002. The Company expects to be able to comply with all financial covenants in 2003.

The Company's current revolving credit facility with the Bank is due to expire on May 31, 2003. The Company has requested an extension of the current agreement and believes that such extension will be granted on terms substantially similar to the previous credit facility. However, there is no assurance that the Company will be granted such an extension on acceptable terms, if at all.

Note 3 – Lines of Credit (Continued)

Interest expense on debt and obligations under capital leases approximated $454,000, $690,000 and $603,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Note 4 – Discontinued Operations

In November 1999, the Company announced its intentions to spin off its Internet applications services and management consulting business subject to certain approvals and conditions. On January 1, 2000, the Company transferred its Internet applications services and management consulting businesses to SeraNova, a wholly-owned subsidiary of the Company on such date.

On July 5, 2000, the Company completed the tax-free spin-off of SeraNova by distributing all of the outstanding shares of the common stock of SeraNova then held by the Company to holders of record of the Company's common stock as of the close of business on May 12, 2000 (or to their subsequent transferees) in accordance with the terms of a Distribution Agreement dated as of January 1, 2000 between the Company and SeraNova. SeraNova represented a significant segment of the Company's business.

Pursuant to APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," the Consolidated Financial Statements of the Company have been reclassified to reflect the spin-off of SeraNova. Accordingly, the results of operations and cash flows of SeraNova have been segregated in the Consolidated Statements of Operations and Consolidated Statements of Cash Flows. The net operating results and net cash flows of SeraNova have been reported as "Discontinued Operations." The historical carrying amount of the net assets of SeraNova on the spin-off date has been recorded as a dividend.

The following is summarized financial information for the discontinued operations of SeraNova:

	January 1, 2000 to July 5, 2000
Revenue	$ 36,019,000
Pre-tax loss	(6,986,000)
Income tax benefit	(2,095,000)
Loss from discontinued operations	(4,891,000)

Note 5 – Note Receivable - SeraNova

On May 31, 2000, SeraNova and the Company formalized a $15,100,000 unsecured promissory note (the "Note") relating to net borrowings by SeraNova from the Company through such date. The Note bears interest at the prime rate plus 1/2%. The Company had recorded total accrued interest of $940,000 as of December 31, 2001. The Company has not recorded any accrued interest on the balance of the Note subsequent to the maturity date of July 31, 2001. On September 29, 2000, the Company received a $3,000,000 payment from SeraNova.

Note 5 – Note Receivable – SeraNova (Continued)

In September 2000, SeraNova consummated an $8,000,000 preferred stock financing with two institutional investors. According to the mandatory prepayment provisions of the Note, SeraNova was required to make a prepayment of $3,000,000 on the Note as a result of the stock financing. Subsequently, the Company finalized with SeraNova the terms of an agreement to waive, subject to certain conditions, certain of the mandatory prepayment obligations arising as a result of the financing. The terms of the new agreement included, among other things, that SeraNova pay the Company (i) $500,000 upon execution of the agreement; (ii) $500,000 on or before each of January 31, 2001, February 28, 2001, March 31, 2001, April 30, 2001 and May 31, 2001; and (iii) $400,000 on or before December 15, 2000 to be applied either as (a) an advance payment towards a contemplated services arrangement for hosting services to be provided to SeraNova by the Company (the "Hosting Agreement"); or (b) in the event that no such Hosting Agreement is executed on or before December 15, 2000, an additional advance prepayment toward the principal of the Note.

The Company received from SeraNova the $500,000 payment that was due upon execution of the agreement and a $400,000 payment in December 2000 as an advance payment towards the principal of the Note since no Hosting Agreement was executed before December 15, 2000.

In 2001, the Company received principal payments totaling $2,060,000 from SeraNova. However, SeraNova failed to make final payment of all amounts due under the Note to the Company as of July 31, 2001. On August 16, 2001, the Company filed a complaint against SeraNova and Silverline Technologies Limited ("Silverline"), which acquired SeraNova in March 2001. As of such date, SeraNova was obligated to pay to the Company the remaining principal (approximately $9,140,000) and accrued interest (approximately $940,000), or an aggregate of $10,080,000. On September 25, 2001, SeraNova and Silverline filed a joint Answer to the Company's complaint. In addition, SeraNova filed a counterclaim against the Company for unspecified damages as a set-off against the Company's claims. Thereafter, in response to the Company's request for a statement of damages, SeraNova stated that it was in the process of calculating its damages, but for informational purposes claimed compensatory damages in excess of $5,500,000 million and punitive damages in the amount of $10,000,000. The parties have completed the discovery process and the Company has moved for summary judgment, which is scheduled to be heard by the Court on April 4, 2003. The Company believes that there is no basis to support the amounts claimed by SeraNova in its counterclaim for compensatory and punitive damages. The inability of the Company to collect the amount due from SeraNova and/or Silverline or an adverse decision with respect to the Company relating to SeraNova's counterclaim could negatively affect the Company's business, financial condition or results of operations.

Note 5 – Note Receivable – SeraNova (Continued)

In addition, SeraNova failed to pay certain outstanding lease obligations to the Company's landlords. Accordingly, on March 4, 2002, the Company filed an arbitration demand with the American Arbitration Association against SeraNova, Silverline and Silverline Technologies, Inc. (collectively, the "SeraNova Group"). The demand for arbitration, which sought damages, alleged among other things that the SeraNova Group failed to pay outstanding lease obligations to the Company's landlords and to reimburse the Company for all rent payments made by the Company on their behalf. An arbitration hearing was held on June 25, 2002 and June 28, 2002 seeking $525,000 in outstanding lease obligations. On August 9, 2002, an award was issued in the amount of $616,905 (including attorney's fees) plus reimbursement of administrative fees, in favor of the Company and against the SeraNova Group jointly and severally. In an action filed in the Superior Court of New Jersey, the Court confirmed the $624,000 award, jointly and severally as to the SeraNova Group, and issued a writ of execution against the SeraNova Group's assets. The Sheriff of Middlesex County levied this writ of execution on October 8, 2002 against a bank account held by Silverline Technologies, Inc. On October 16, 2002, pursuant to this writ, the bank turned over $626,247 to the Sheriff. On November 6, 2002 the Sheriff sent the funds to the Company's attorneys and the funds were deposited into an attorney trust account on November 8, 2002. On December 13, 2002, the Company commenced an action in the Superior Court of New Jersey, Chancery Division, to recover additional amounts due and owing from the SeraNova Group under the Arbitration Award and to determine whether HSBC Bank USA ("HSBC"), a creditor of the SeraNova Group, has priority to the funds levied upon by the Sheriff. On January 31, 2003, the Court entered judgment in the Company's favor in the amount of $218,805, representing the SeraNova Group's additional unpaid rent arrearages under the arbitration award. On February 28, 2003, the Court entered judgment in the Company's favor in the amount of $220,415, representing the Company's attorney's fees in connection with the Company's efforts to enforce the SeraNova Group's obligations under the arbitration award. On March 10, 2003, the Court ordered HSBC to produce discovery proving its priority to the $626,247 being held in trust. The Court is expected to rule on this issue on May 1, 2003. The Company does not believe that the outcome of this claim will have a materially adverse effect on the Company's business, financial condition or results of operations.

The Company is continuing to pursue its various legal options to obtain payment from the SeraNova Group on the Note and outstanding lease obligations. At the same time, the Company has also been periodically engaged in discussions with management of the SeraNova Group, with the objective of seeking an out of court resolution to all outstanding matters involving the Note, and certain other receivables and lease obligations. However, the Company believed that the liquidity issues plaguing the SeraNova Group required a reassessment of the realizability of these outstanding amounts. Although no final resolution had been reached, the Company believed that the substance of these discussions provided a basis for determining the approximate realizable value of the Note and other receivables, as well as an estimate of the costs required to exit certain lease obligations. Accordingly, the Company recorded the following charges during 2002:

Note 5 – Note Receivable – SeraNova (Continued)

	Write-Down of Note Receivable - SeraNova	Write-Off of Other Receivables - SeraNova	Assumption of Certain Lease Obligations	Other Charges	Total
Charges to operations during 2002	$ 5,140,000	$ 1,257,000	$ 1,501,000	$ 464,000	$ 8,362,000
Costs paid during 2002	--	--	(361,000)	(318,000)	(679,000)
Non-cash items	(5,140,000)	(1,257,000)	--	--	(6,397,000)
Accrued costs as of December 31, 2002	$ --	$ --	$ 1,140,000	$ 146,000	$ 1,286,000

In 2002, the Company recorded a $5,140,000 charge to write-down the carrying value of the Note to $4,000,000. The Company also recorded a $1,257,000 charge to write-off the carrying value of the other SeraNova receivables (primarily, accrued interest on the Note and a receivable for a system implementation project). Additionally, the Company recorded a charge of $1,501,000 for certain lease exit costs. Such charge represents primarily an accrued liability for obligated space costs for which the Company currently believes it cannot use or sublease and the differential between certain Company lease obligations and sublease amounts to be received. As of December 31, 2002, $1,286,000 of the liability remains outstanding, of which $1,028,000 is included in other long-term liabilities.

At December 31, 2002, the Company re-evaluated the realizability of the carrying value of the Note, as well as any required change to the obligations associated with the office space costs. Based upon the current status of the negotiations with the SeraNova Group, the Company determined that no change to the carrying value of the Note or the recorded liability was appropriate as of December 31, 2002. However, if the Company were to collect less than $4,000,000 on the Note recorded as of December 31, 2002, or incur additional obligations or costs, the SeraNova receivable impairment and/or charges would be increased in future periods.

Note 6 – Restructuring and Other Special Charges

In 2002, the Company recorded a $30,000 restructuring and other special charges provision related to the downsizing of the Company's operations in Australia. The charges resulted primarily from severance costs associated with reducing employee headcount in the region.

In connection with the Company's plan to reduce costs and improve operating efficiencies, the Company incurred a non-recurring charge of $5,628,000 related to restructuring initiatives during the year ended December 31, 1999. The restructuring charge included settlement of the former chief executive officer's employment agreement and additional severance payment, expenses associated with the termination of certain employees in the United States and United Kingdom, the closing of certain satellite offices in the United States and an additional office in Belgium, and costs to exit certain contractual obligations.

Note 6 – Restructuring and Other Special Charges (Continued)

During the year ended December 31, 2001, in an effort to further refine the Company's business strategy around its core competencies and to refocus on more active markets, the Company recorded a $13,261,000 restructuring and other special charges provision. The charges, which were mainly non-cash in nature, were related primarily to the ASP business in the United States, the termination of an agreement to build and operate a technology development and support center in Puerto Rico, and to the restructuring and downsizing of the Company's operations in the United Kingdom ("UK").

The charges associated with the ASP business in the United States included a write-down of approximately $6,044,000 in purchased computer software and $469,000 in fixed assets, as well as $215,000 in severance costs and $152,000 in exit costs. The Company determined that an impairment charge was required, since the recoverability of the value of the computer software and fixed assets, acquired for use in the ASP service offering, seemed unlikely given current and future expected market conditions. The severance costs and exit costs relate to the reduction of headcount associated with the ASP service offering.

The Company determined that it did not need the expanded capacity associated with a planned technology development and support center in Puerto Rico. Accordingly, the Company reached an agreement with the Government of Puerto Rico to terminate the project and to cancel the associated grant and other related contracts. As part of the termination agreement, the Company was released from all future obligations related to the project, but in exchange had to forego reimbursement of $1,307,000 in previously incurred operating costs and fixed assets, which had already been paid for by the Company. Accordingly, the Company recorded a charge of $1,307,000, which is included in restructuring and other special charges in the Consolidated Statements of Operations.

Finally, the Company executed a plan to reorganize and downsize the Company's operations in the UK. The restructuring costs included the write-down of $4,314,000 of intangible assets and $172,000 of fixed assets, as well as severance costs of $315,000 and exit costs of $273,000 associated with reducing employee headcount in the region.

In conjunction with the reorganization of the UK operations, the Company performed an assessment of the carrying value of the intangible assets. The intangible asset balance, consisting primarily of goodwill and assembled workforce, represents the excess purchase price associated with the acquisition of CPI Consulting Limited during 1998. The analysis of intangible assets was conducted in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" guidelines and involved a combination of financial forecasting and cash flow analysis. The Company considered the recent trend in the UK operations of declining revenues and increasing operating losses and the resulting impact on cash flows. The Company also considered that certain key founders of CPI Consulting Limited have left the Company to pursue other interests. Based upon the impairment test that was conducted, the Company recorded an intangible asset impairment charge of $4,314,000.

Note 6 – Restructuring and Other Special Charges (Continued)

Activity in accrued costs for restructuring and other special charges is as follows:

	Severance and Related Costs	Asset Impairments	Exit Costs	Total
Accrued costs as of December 31, 1999....	$ 865,000	$ --	$ 84,000	$ 949,000
Costs paid during 2000	(608,000)	--	--	(608,000)
Accrued costs as of December 31, 2000....	257,000	--	84,000	341,000
Charges to operations during 2001	530,000	10,999,000	1,732,000	13,261,000
Costs paid during 2001	(402,000)	--	(172,000)	(574,000)
Non-cash utilization during 2001	--	(10,999,000)	(1,177,000)	(12,176,000)
Accrued costs as of December 31, 2001....	385,000	--	467,000	852,000
Charges to operations during 2002	30,000	--	--	30,000
Costs paid during 2002	(326,000)	--	(384,000)	(710,000)
Accrued costs as of December 31, 2002....	$ 89,000	$ --	$ 83,000	$ 172,000

The Company expects to pay out the remaining costs above within the next 12 months.

Note 7 – Income Taxes

Income taxes provision (benefit) consists of the following:

	2002	2001	2000
Current:			
Federal	$ --	$ 636,000	$ (1,951,000)
State	170,000	--	--
Foreign	397,000	386,000	506,000
	567,000	1,022,000	(1,445,000)
Deferred:			
Federal	--	(430,000)	872,000
State	--	--	--
Foreign	(6,000)	--	--
	(6,000)	(430,000)	872,000
Total	$ 561,000	$ 592,000	$ (573,000)

Note 7 – Income Taxes (Continued)

The provision for income taxes differs from the amount computed by applying the statutory rate of 34% to income before income taxes. The principal reasons for this difference are:

	2002	2001	2000
Tax at federal statutory rate	(34)%	(34)%	(34)%
Nondeductible expenses	1	--	1
State income tax, net of federal benefit	1	--	--
Foreign losses for which no benefit is available	12	25	7
Changes in valuation allowance	12	8	16
Foreign operations taxed at less than U.S. statutory rate, primarily India	10	10	2
Other	5	(4)	--
Effective tax rate	7%	5%	(8)%

In 1996, the Company elected a five-year tax holiday in India in accordance with a local tax incentive program whereby no income taxes will be due for such period. Such tax holiday was extended for an additional five years in 1999. Effective April 1, 2000 pursuant to changes introduced by the Indian Finance Act, 2000, the tax holiday previously granted is no longer available and has been replaced in the form of a tax deduction incentive. Effective April 1, 2002, the tax deduction incentive for income from the export of software and related services is restricted to 90% of such income. Further, domestic revenue from software and related services is taxable in India. The impact of this change is not expected to be material to the consolidated financial statements of the Company.

Deferred income taxes reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's deferred tax assets and liabilities as of December 31, 2002 and 2001 are as follows:

	2002	2001
Deferred tax assets:		
Allowance for doubtful accounts	$ 574,000	$ 731,000
Vacation accrual	213,000	326,000
Net operating losses	9,903,000	6,688,000
Other accrued liabilities	301,000	293,000
Total deferred tax assets	10,991,000	8,038,000
Deferred tax liability-accelerated depreciation	(745,000)	(621,000)
Valuation allowance	(8,668,000)	(5,845,000)
Net deferred tax asset	$ 1,578,000	$ 1,572,000

Note 7 – Income Taxes (Continued)

During 2002 and 2001, the Company generated operating losses. The Company has provided a valuation allowance against certain of these net operating losses, as the ability to utilize these losses may be limited in the future. Net operating loss carryforwards expire in various years through 2022. Although the realization of the deferred tax assets is not assured, management believes it is more likely than not, that the 2002 net deferred tax asset of $1,578,000 will be realized.

Note 8 – Commitments and Contingencies

Tax-Free Spin-off of SeraNova

On July 5, 2000, the Company distributed SeraNova common stock to shareholders in a transaction that was intended to be a tax-free spin-off pursuant to Section 355 of the Internal Revenue Code ("Section 355") (See Note 4). If the distribution qualifies as a tax-free spin-off, neither the Company nor the Company's shareholders recognize any gain or income in connection with the transaction. However, Section 355 provides that the Company may be required to recognize a gain on the transaction if the distribution is part of a plan pursuant to which one or more persons acquire 50% or more of SeraNova common stock within two years of the distribution date. The Company and SeraNova executed a Tax Sharing Agreement, dated January 1, 2000 ("Tax Sharing Agreement"), whereby SeraNova would indemnify the Company for any tax liabilities in the event a future transaction of SeraNova results in the spin-off being deemed a taxable event.

On October 27, 2000, SeraNova and Silverline Technologies Limited ("Silverline") announced that they had entered into an agreement and plan of merger, under which Silverline would acquire SeraNova in exchange for American depositary shares of Silverline and the assumption by Silverline of SeraNova indebtedness. However, SeraNova management has represented that the merger with Silverline was not contemplated at the time of the spin-off and accordingly, the spin-off should be tax-free. Should the spin-off ultimately be construed as taxable, the resultant tax liability could be up to $65,000,000, plus interest and, depending on the facts that ultimately are established, penalties. SeraNova and/or Silverline would be obligated to indemnify the Company for these amounts under the Tax Sharing Agreement.

Employment Agreements

As of December 31, 2002, the Company had employment agreements with certain of its executives, which provide for minimum payments in the event of termination for reasons other than just cause. The aggregate amount of compensation commitment in the event of termination under such agreements is approximately $550,000.

Note 8 – Commitments and Contingencies (Continued)

Leases

The Company leases office space, office equipment and vehicles under capital and operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2002. Future minimum aggregate annual lease payments are as follows:

For the Years Ending December 31,	Capital	Operating
2003	$ 330,000	$ 2,227,000
2004	63,000	1,956,000
2005	--	1,787,000
2006	--	1,297,000
2007	--	1,289,000
Thereafter	--	895,000
Subtotal	393,000	9,451,000
Less-Interest	15,000	--
	378,000	9,451,000
Less-Current Portion	315,000	2,227,000
	$ 63,000	$ 7,224,000

Rent expense for the years ended December 31, 2002, 2001 and 2000 was $4,544,000, $4,647,000 and $3,940,000, respectively.

Tax Contingency in India

The Company's Indian subsidiary has received an assessment from the Indian taxing authority denying tax exemptions claimed for certain revenue earned during each of the fiscal years ended March 31, 1997 through March 31, 1999. The assessment is for 28 million rupees, or approximately $580,000. Management, after consultation with its advisors, believes the Company is entitled to the tax exemption claimed and thus has not recorded a provision for taxes relating to these items as of December 31, 2002. If the Company were not successful with its appeals, which were filed in 2001 and 2002, a future charge of approximately $580,000 would be recorded and reflected in the Company's consolidated statement of operations.

Proxy Contest and Related Legal Matters

In 2002, the Company incurred $1,073,000 of charges related to the Company's contested 2002 Annual Meeting of Shareholders ("Proxy Contest"). The Proxy Contest resulted directly from a shareholder of the Company launching a hostile and costly proxy contest to take control of the Company's Board of Directors. The Proxy Contest charges included legal fees, proxy solicitation services and printing, mailing and other costs.

Note 8 – Commitments and Contingencies (Continued)

On June 26, 2002, Ashok Pandey filed a Complaint in the United States District Court for the District of New Jersey, alleging that certain shareholders of the Company constituted a group that held more than 5% of the outstanding shares of the Company's common stock and had not filed a Schedule 13D disclosure statement with the Securities and Exchange Commission. On June 28, 2002, plaintiff obtained an ex parte injunctive order from the Court barring Srini Raju, an alleged member of the "group" and a shareholder holding 4.61% of the Company's common stock, from voting in the annual election. On July 12, 2002, after reviewing actual evidence of record, and hearing argument from Pandey's counsel, the Court held that there was no basis to enjoin Mr. Raju from voting his shares at the Annual Meeting. After the election, Pandey sought to file an amended complaint dropping certain defendants, and adding others, including the Company. On September 27, 2002, the Court granted plaintiff's motion, and allowed certain limited discovery to proceed. On October 11, 2002, the Company filed a motion for Judgment on the Pleadings in its favor, arguing that the relief sought by plaintiff, the retroactive sterilization of Mr. Raju's shares and the invalidation of his votes at the Annual Meeting, is not sanctioned by law, and is unavailable as a remedy. In response, Pandey filed a motion seeking leave to file a Second Amended Complaint, seeking to drop the Section 13D claims against the Company and substitute them with claims brought under Section 14A of the Securities and Exchange Act. On January 31, 2003, the Court denied each of the parties' motions. The parties are continuing with the discovery process.

On July 2, 2002, Ashok Pandey filed a complaint in the Superior Court of New Jersey, Middlesex County, in connection with the Company's recent Proxy contest with respect to the Annual Meeting. In his Complaint, plaintiff claimed that Intelligroup's Board of Directors violated their fiduciary duties by adjourning the Annual Meeting from July 2, 2002 to July 16, 2002. On July 3, 2002, the Court denied Plaintiff's application for emergent relief, and ruled that Intelligroup could adjourn its Annual Meeting, finding that plaintiff's conduct in obtaining ex parte injunctive relief in federal court enjoining the voting of 4.61% of the Company's outstanding common stock without notice to the Company, "estopped [Pandey] from complaining about the adjournment." Despite the court's denial of his emergent application, plaintiff indicated to the Court on August 16, 2002, that he would continue the litigation in an effort to have the court sanction his unilateral attempt to hold an annual meeting and election on July 2, 2002, despite the Company's adjournment of the meeting and the absence of its Board of Directors and a quorum of its shareholders on July 2, 2002. The Company filed its Answer and Affirmative Defenses on August 30, 2002 and discovery is ongoing. On November 6, 2002, the Company filed a Motion for Summary Judgment and on January 7, 2003, the Court granted Partial Summary Judgment. A trial date has been scheduled for May 5, 2003.

On July 3, 2002, the Company filed a complaint in the United States District Court for the District of New Jersey, naming Ashok Pandey, TAIB Securities, Inc., Beechrock Holdings Limited and Braydon Holdings Limited as defendants. The complaint alleges, among other things, that the defendants violated federal securities laws in connection with the Company's recent proxy contest. The defendants have filed an Answer to the Company's complaint denying the Company's claims and discovery is ongoing. The Company does not believe that the outcome of this claim will have a material adverse effect on the Company's business, consolidated financial condition or consolidated results of operations.

Note 8 – Commitments and Contingencies (Continued)

Other Legal Matters

On February 7, 2001, NSA Investments II LLC filed a complaint in the United States District Court for the District of Massachusetts naming, among others, SeraNova, the Company and Rajkumar Koneru, a former director of the Company, as defendants. The plaintiff alleges that it invested $4,000,000 in SeraNova as part of a private placement of SeraNova common stock in March 2000, prior to the spin-off of SeraNova by the Company. The complaint, which seeks compensatory and punitive damages, alleges that the Company, as a "controlling person" of SeraNova, is jointly and severally liable with and to the same extent as SeraNova for false and misleading statements constituting securities laws violations and breach of contract. After being served with the complaint, the Company made a request for indemnification from SeraNova pursuant to the various inter-company agreements in connection with the spin-off. By letter dated April 13, 2001, SeraNova's counsel, advised the Company that SeraNova acknowledged liability for such indemnification claims and has elected to assume the defense of the plaintiff's claims. In October 2001, the motion to dismiss, filed on behalf of the Company in May 2001, was denied without prejudice to refile at the close of the discovery period. Court-ordered mediation between the plaintiff and SeraNova during January and February 2002 was unsuccessful. In January 2002, plaintiff filed a motion for partial summary judgment as to certain claims against SeraNova. No summary judgment motion was filed against the Company. On September 30, 2002, the Court granted plaintiff's motion in part, finding SeraNova liable for breach of contract as a matter of law. On March 27, 2003, the parties agreed to the terms of a settlement agreement, which will be effective upon payment of the settlement amount. Pursuant to such agreement, the Company is obligated to pay its portion of the settlement amount equal to an aggregate amount of $50,000 within two weeks. The payment by the Company of its portion of the settlement amount will not have a material adverse effect upon the Company's business, financial condition or results of operations.

The Company is engaged in other legal and administrative proceedings. Except for the litigation related to the SeraNova Note (See Note 5), management believes the outcome of these proceedings will not have a material adverse effect on the Company's consolidated financial position or consolidated results of operations.

Note 9 – Stock Option Plans

The Company's stock option plans permit the granting of options to employees, non-employee directors and consultants. The Option Committee of the Board of Directors generally has the authority to select individuals who are to receive options and to specify the terms and conditions of each option so granted, including the number of shares covered by the option, the type of option (incentive stock option or non-qualified stock option), the exercise price, vesting provisions, and the overall option term. A total of 5,340,000 shares of common stock have been reserved for issuance under the plans. All of the options issued pursuant to these plans expire ten years from the date of grant.

	Number of Shares	Weighted Average Exercise Price
Options Outstanding, December 31, 1999 (336,090 exercisable)	3,927,280	$ 9.55
Granted	4,842,931	$ 4.94
Exercised	(581,450)	$ 10.06
Canceled	(4,819,015)	$ 9.31
Options Outstanding, December 31, 2000 (1,038,275 exercisable)	3,369,746	$ 3.18
Granted	157,810	$ 1.07
Exercised	--	$ --
Canceled	(693,707)	$ 3.41
Options Outstanding, December 31, 2001 (1,658,764 exercisable)	2,833,849	$ 3.10
Granted	1,165,000	$ 0.94
Exercised	--	$ --
Canceled	(800,648)	$ 2.86
Options Outstanding, December 31, 2002 (1,615,300 exercisable)	3,198,201	$ 2.37

Effective with the spin-off of SeraNova on July 5, 2000, all unvested Intelligroup stock options held by SeraNova employees were canceled. Additionally, as of July 6, 2000, the exercise price of all employee and director stock options was adjusted to offset the reduction in option value caused by the spin-off of SeraNova. The exercise price of each stock option grant outstanding as of July 5, 2000, was adjusted based on the percentage change in closing price of the Company's stock on the distribution date of July 5, 2000, and the ex-dividend date of July 6, 2000. In accordance with FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation," the Company has concluded that there are no accounting consequences for changing the exercise price of outstanding stock options as a result of the spin-off.

Note 9 – Stock Option Plans (Continued)

The following table summarizes information about stock options outstanding and exercisable at December 31, 2002:

	Outstanding			Exercisable	
Exercise Price Range	Number of shares	Weighted Average Remaining Life (in years)	Weighted Average Exercise Price	Number of shares	Weighted Average Exercise Price
$0.9000 to 0.9499	1,050,000	9.7	$ 0.9000	--	$ --
$0.9500 to 0.9999	19,250	8.5	$ 0.9717	3,750	$ 0.9750
$1.0000 to 1.4999	169,625	8.6	$ 1.1091	69,500	$ 1.1232
$1.5000 to 2.2499	337,803	7.4	$ 2.0244	261,453	$ 2.0756
$2.2500 to 2.7499	833,887	6.5	$ 2.5445	733,976	$ 2.5443
$2.7500 to 2.9999	304,500	6.8	$ 2.8005	228,000	$ 2.8004
$3.0000 to 4.4999	244,660	6.6	$ 4.2738	137,110	$ 4.2144
$4.5000 to 6.7499	165,176	5.5	$ 5.2977	128,611	$ 5.3527
$6.7500 to 9.9999	23,300	7.2	$ 8.6874	12,900	$ 8.6734
$10.0000 to 13.7500	50,000	6.6	$ 13.0760	40,000	$ 13.1464
$0.9000 to 13.7500	3,198,201	7.8	$ 2.3723	1,615,300	$ 3.1167

Note 10 – Stock Rights

In October 1998 the Company's Board of Directors declared a dividend distribution of one Preferred Share Purchase Right ("Rights") for each outstanding share of the Company's common stock. These Rights will expire in November 2008 and trade with the Company's common stock. Such Rights are not presently exercisable and have no voting power. In the event a person or affiliated group of persons, acquires 20% or more, or makes a tender or exchange offer for 20% or more of the Company's common stock, the Rights detach from the common stock and become exercisable and entitle a holder to buy one one-hundredth (1/100) of a share of preferred stock at $100.00.

If, after the Rights become exercisable, the Company is acquired or merged, each Right will entitle its holder to purchase $200.00 market value of the surviving company's stock for $100.00, based upon the current exercise price of the Rights. The Company may redeem the Rights, at its option, at $.01 per Right prior to a public announcement that any person has acquired beneficial ownership of at least 20% of the Company's common stock. These Rights are designed primarily to encourage anyone interested in acquiring the Company to negotiate with the Board of Directors.

Note 11 – Related Party Transactions

During 2002, 2001 and 2000, the Company provided services to FirePond, which produced revenues for the Company totaling approximately $329,000, $156,000 and $307,000, respectively. A member of the Company's Board of Directors, Klaus P. Besier, serves as the Chief Executive Officer of FirePond. The Company provided implementation services to various end clients, as a sub-contractor to FirePond. Services were priced at rates comparable to other similar sub-contracting arrangements in which the Company regularly participates.

During 2002, the Company provided implementation services to McCann Erickson, which produced revenues for the Company totaling approximately $242,000. A member of the Company's Board of Directors, Nic Di Iorio, serves as the Chief Technology Officer of McCann Erickson. Services were priced at rates comparable to other similar arrangements in which the Company regularly participates.

Note 12 – Segment Data and Geographic Information

The Company operates in one industry, information technology solutions and services. The Company has four reportable operating segments, which are organized and managed on a geographical basis, as follows:

- United States ("US") – the largest segment of the Company, with operations in the United States and Puerto Rico. Includes the operations of the Company's US subsidiary, Empower, Inc., and all corporate functions and activities. The US and corporate headquarters are located in Edison, New Jersey;

- Asia-Pacific ("APAC") – includes the operations of the Company in Australia, Hong Kong, Indonesia, Japan, New Zealand and Singapore. The APAC headquarters are located in Wellington, New Zealand;

- Europe – includes the operations of the Company in Denmark, Sweden and the United Kingdom. However, the Company has ceased operations in Sweden as of January 1, 2003, due to continuing operating losses. The European headquarters are located in Milton Keynes, United Kingdom; and

- India – includes the operations of the Company in India, including services provided on behalf of other Company subsidiaries. The Indian headquarters are located in Hyderabad, India.

Each of the operating segments has a Managing Director, or equivalent position, which reports directly to the Chief Executive Officer (CEO). Currently, the CEO is fulfilling the requirements of this position in the US. The CEO has been identified as the Chief Operating Decision Maker (CODM) because he has final authority over resource allocation decisions and performance assessment. The CODM regularly receives certain discrete financial information about the geographical operating segments, including primarily revenue and operating income, to evaluate segment performance.

Note 12 – Segment Data and Geographic Information (Continued)

Accordingly, the Company's operating results and financial position are presented in the following geographic segments for the years ended December 31, 2002, 2001 and 2000.

	United States	Asia-Pacific	Europe	India	Total
2002					
Revenue	$ 78,712,000	$ 10,209,000	$ 6,024,000	$ 13,386,000	$ 108,331,000
Depreciation & amortization	1,796,000	197,000	222,000	657,000	2,872,000 (1)
Operating income (loss)	(7,037,000)	(1,510,000)	(1,093,000)	2,284,000	(7,356,000) (2)
Total assets	30,633,000	4,851,000	2,170,000	6,465,000	44,119,000
2001					
Revenue	$ 74,023,000	$ 13,213,000	$ 10,737,000	$ 12,440,000	$ 110,413,000
Depreciation & amortization	2,167,000	253,000	684,000	591,000	3,695,000 (3)
Operating income (loss)	(6,991,000)	368,000	(8,495,000)	3,078,000	(12,040,000) (4)
Total assets	34,720,000	4,788,000	2,183,000	5,403,000	47,094,000
2000					
Revenue	$ 79,602,000	$ 11,149,000	$ 17,976,000	$ 6,391,000	$ 115,118,000
Depreciation & amortization	2,023,000	145,000	697,000	322,000	3,187,000 (5)
Operating income (loss)	(6,228,000)	81,000	(1,741,000)	91,000	(7,797,000)
Total assets	44,749,000	5,918,000	9,309,000	7,392,000	67,368,000

(1) Excludes $830,000 of depreciation and amortization included in cost of sales for the year ended December 31, 2002.

(2) Includes $8,362,000 of SeraNova receivable impairment and other charges, $1,073,000 of proxy contest charges and $30,000 of restructuring and other special charges for the year ended December 31, 2002.

(3) Excludes $780,000 of depreciation and amortization included in cost of sales for the year ended December 31, 2001.

(4) Includes $13,261,000 of restructuring and other special charges for the year ended December 31, 2001. Of the total restructuring and other special charge, approximately $8,187,000 and $5,074,000 are included within the operating losses of the United States and Europe, respectively.

(5) Excludes $293,000 of depreciation and amortization included in cost of sales for the year ended December 31, 2000.

Included above is application maintenance and support revenues of $27,601,000, $23,240,000 and $20,173,000 for the years ended December 31, 2002, 2001 and 2000, respectively. Other information related to the application maintenance and support business is not available and the Company determined that it would be impractical to calculate such data.

Note 13 –Quarterly Information (Unaudited)

	Fiscal Year Quarters				
	First	Second	Third	Fourth	Total
Year Ended December 31, 2002					
Revenue	$24,609,000	$26,476,000	$28,358,000	$28,888,000	$108,331,000
Gross margin	7,421,000	8,264,000	8,355,000	8,517,000	32,557,000
Net income (loss)	11,000	(8,561,000)	13,000	54,000	(8,483,000)
Earnings per share – basic and diluted:					
Net income (loss) per share	0.00	(0.51)	0.00	0.00	(0.51)
Year Ended December 31, 2001					
Revenue	$30,789,000	$28,734,000	$25,538,000	$25,352,000	$110,413,000
Gross margin	9,165,000	9,387,000	8,641,000	7,929,000	35,122,000
Net income (loss)	188,000	179,000	146,000	(13,106,000)	(12,593,000)
Earnings per share – basic and diluted:					
Net income (loss) per share	0.01	0.01	0.01	(0.79)	(0.76)

Subsidiaries:

Intelligroup Asia Private, Ltd., a corporation formed pursuant to the laws of India and 99.8% owned and wholly-controlled subsidiary of Intelligroup, Inc.

Intelligroup Australia Pty Limited, a corporation formed pursuant to the laws of Australia and a wholly-owned subsidiary of Intelligroup, Inc.

Empower, Inc., a Michigan corporation and a wholly-owned subsidiary of Intelligroup, Inc.

Intelligroup Europe Limited, a corporation formed pursuant to the laws of the United Kingdom and a wholly-owned subsidiary of Intelligroup, Inc.

> CPI Resources, a corporation formed pursuant to the laws of the United Kingdom and a wholly-owned subsidiary of Intelligroup Europe Limited.
>
> CPI Consulting Limited, a corporation formed pursuant to the laws of the United Kingdom and 70% owned by CPI Resources and 30% owned by Intelligroup Europe Limited.

Intelligroup Hong Kong Private Ltd., a corporation formed pursuant to the laws of Hong Kong and a 99% owned subsidiary of Intelligroup, Inc. and a 1% owned subsidiary of Intelligroup New Zealand Limited.

Intelligroup Japan, Ltd., a corporation formed pursuant to the laws of Japan and a wholly-owned subsidiary of Intelligroup, Inc.

Intelligroup New Zealand Limited, a corporation formed pursuant to the laws of New Zealand and a wholly-owned subsidiary of Intelligroup, Inc.

Intelligroup Nordic AB, a corporation formed pursuant to the laws of Sweden and a wholly-owned subsidiary of Intelligroup, Inc.

Intelligroup Nordic A/S, a corporation formed pursuant to the laws of Denmark and a wholly-owned subsidiary of Intelligroup, Inc.

Intelligroup Singapore Private Ltd., a corporation formed pursuant to the laws of Singapore and wholly-owned subsidiary of Intelligroup, Inc.

Intelligroup de Venezuela, C.A., a corporation formed pursuant to the laws of Venezuela and wholly-owned subsidiary of Intelligroup, Inc.

INDEPENDENT AUDITORS' CONSENT

To Intelligroup, Inc.:

We consent to the incorporation by reference in Intelligroup, Inc.'s (the "Company") Registration Statement File Nos. 333-11486, 333-31809, 333-56143, 333-67583, 333-73051, 333-94285 and 333-70244 of our report dated February 10, 2003, relating to the consolidated financial statements of the Company as of and for the year ended December 31, 2002 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the application of procedures relating to certain disclosures and reclassifications of financial statement amounts related to the 2001 and 2000 financial statements that were audited by other auditors who have ceased operations and for which we have expressed no opinion or other form of assurance other than with respect to such disclosures and reclassifications) appearing in this Annual Report on Form 10-K of the Company for the year ended December 31, 2002.

DELOITTE & TOUCHE LLP

Parsippany, New Jersey
March 27, 2003

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEYACT OF 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, each of the undersigned officers of the registrant certifies, to the best of his or her knowledge, that: (a) the registrant's Annual Report on Form 10-K for the year ended December 31, 2002 (the "Form 10-K) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and (b) the information contained in the Form 10-K, fairly presents, in all material respects, the financial condition and results of operations of the registrant.

DATE: March 28, 2003

By: /s/ Nagarjun Valluripalli
Nagarjun Valluripalli*
Chairman of the Board, President
and Chief Executive Officer

DATE: March 28, 2003

By: /s/ Nicholas Visco
Nicholas Visco*
Senior Vice President-Finance and Administration
and Chief Financial Officer

---

a. A signed copy of this written statement required by Section 906 has been provided to Intelligroup, Inc. and will be retained by Intelligroup, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Board of Directors

Nagarjun Valluripalli (3)
President and Chief Executive Officer

Klaus P. Besier(1) (2)
President and Chief Executive Officer, Firepond, Inc.

Dennis McIntosh(1) (2) (3)
Executive Vice President, SBLI Mutual Life Insurance Company of New York, Inc.

Alexander Graham Wilson(2) (3)
Director, Xendra Limited

Prabhas Panigrahi(1)
Director of Research, Kevin Dann & Partners

Nic Di Iorio
Senior Vice President, Director of Information Technology, McCann-Erickson Worldwide

Board of Director Committees:
(1) Member of Compensation Committee.
(2) Member of Audit Committee.
(3) Member of Nominating Committee.

Corporate Officers

Nagarjun Valluripalli
President and Chief Executive Officer

Nicholas Visco, CPA
Senior Vice President-Finance and Administration, and Chief Financial Officer

Shareholder Information

Corporate Headquarters
499 Thornall Street
Edison, New Jersey 08837
(732) 590-1600
http://www.intelligroup.com

Independent Auditors
Deloitte & Touche LLP
Two Hilton Court
Parsippany, New Jersey 07054-0319

Legal Counsel
Hale and Dorr LLP
650 College Road East, 4th Floor
Princeton, New Jersey 08540

Annual Meeting
The 2003 annual meeting of shareholders will be held on Tuesday October 14, 2003 at 10:00 am (EST) at the Courtyard by Marriott Hotel Edison/Woodbridge, 3105 Woodbridge Avenue, Edison, New Jersey.

Stock Exchange Listing
NASDAQ National Market (NNM)
Ticker Symbol - ITIG

Transfer Agent
American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038

A copy of the Company's 2002 Form 10-K/Annual Report filed with the Securities and Exchange Commission may be obtained without charge by any stockholder by sending a written request to:

Intelligroup, Inc.
Investor Relations Department
499 Thornall Street
Edison, New Jersey 08837
(732) 590-1600

INTELLIGROUP®

The Americas • Europe • India • Japan • Asia Pacific
www.intelligroup.com
499 Thornall Street • Edison • New Jersey 08837 • USA
Tel: (732) 590 1600 • Fax: (732) 362 2100